As filed with the Securities and Exchange Commission on November 23, 2007

Registration No. 333-147395

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CGEN Digital Media Company Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 3213-3214, Tower B Shanghai City Center

No. 100 Zunyi Road

Shanghai 200051

People’s Republic of China

(86-21) 6237 2250

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2912-2503	Jin Hyuk Park, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary shares, par value $0.000001 per share(2)(3)	210,833,340	$0.75	$158,125,005	$4,854

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)

Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-147416). Each American depositary share represents 20 ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 23, 2007

9,166,667 American Depositary Shares
CGEN Digital Media Company Limited
Representing 183,333,340 Ordinary Shares

•       CGEN Digital Media Company Limited is
offering 7,333,334 ADSs and selling
shareholders identified in this prospectus are
offering 1,833,333 ADSs. We will not
receive any proceeds from the sale of our
ADSs by the selling shareholders.

•       Each ADS represents 20 ordinary shares, par
value $0.000001 per share, in CGEN.

• We anticipate that the initial public offering
price will be between $13.00 and $15.00 per
ADS.

•       This is our initial public offering and no
public market currently exists for the ADSs
or our ordinary shares.

•       Proposed Nasdaq Global Market trading
symbol: ADTV.

This investment involves risk. See “ Risk Factors” beginning on page 12 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CGEN	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have a 30-day option from the date of this prospectus to purchase up to 1,375,000 additional ADSs from us at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about             , 2007.

Piper Jaffray

Jefferies & Company	Needham & Company, LLC

The date of this prospectus is             , 2007

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholders, to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

i

SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus. Unless the context otherwise requires, in this prospectus, “we,” “us,” “our company,” “our” and “CGEN” refer to CGEN Digital Media Company Limited, and its subsidiaries, and in the context of describing our operations and consolidated financial information, also include Shanghai CGEN Digital Media Network Co., Ltd., or CGEN Network; “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau; “ADSs” refers to American depositary shares, each of which represents 20 ordinary shares in our company; “RMB” or “Renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States. Because of PRC restrictions on foreign ownership of advertising businesses, we operate our business in China through CGEN Network. Although we do not directly or indirectly own any equity interests in CGEN Network, we control CGEN Network through contractual arrangements and consolidate its financial results. See “Corporate Structure” for further information on these contractual arrangements.

CGEN Digital Media Company Limited

Overview

We operate one of the largest in-store television advertising networks in China, measured by our market share of large retail chain stores that carry television advertising networks. Our network of digital flat-panel displays is deployed inside large-format retail chain stores characterized by high shopper traffic and sales revenues, such as hypermarkets and home-improvement superstores. Hypermarkets are large retail facilities that combine the product offerings of department stores and supermarkets, such as groceries, personal care products, clothing and consumer electronics. We have successfully captured a substantial share of our target retail stores in major Chinese cities: hypermarkets that generate minimum annual revenues of RMB200 million per store and attract a minimum daily average shopper traffic of 15,000. Our network is carried in 67% of these hypermarkets in 24 major cities that have installed in-store advertising digital displays, according to a survey commissioned by us and conducted in March 2006 by Sinomonitor, an independent market research company.

As of October 15, 2007, our network was carried in 534 stores across 65 cities in China, with an estimated target audience of approximately 80 million shoppers visiting those stores each week, based on data provided by our retailers. These 65 cities are among China’s most affluent, measured by per capita GDP and disposable income in 2006. These cities include Guangzhou, Shanghai, Beijing and Nanjing, which, according to Nielsen Media Research, together accounted for 24% of all advertising expenditures in China in 2006. In a report commissioned by us, CTR Market Research, an independent research company, estimated that our advertising reach, or the percentage of shoppers in the stores who actually viewed our network, was approximately 70% in 2006. As of October 15, 2007, we had contractual rights to extend our network coverage to approximately 540 additional stores.

Stores that carry our network under multi-year contractual arrangements are part of leading national hypermarket chains, such as Carrefour, Century Mart and Wal-Mart, leading regional hypermarket chains such as Wu-Mart, and the leading home improvement superstore chain in China, B&Q Stores. Carrefour, Century Mart, Wu-Mart and B&Q carried our network exclusively. These four retail chains together accounted for 39.0% and 75.5% of our total rental fees for 2005 and 2006, respectively. In September 2007, we entered into a three-year contract to deploy our network in 100 Wal-Mart stores in China.

We sell airtime on our network to advertisers that want to target a captive audience of consumers in the retail stores while they are shopping and making purchase decisions, or at the point of purchase. As of October 15, 2007, more than 260 advertisers had purchased airtime on our network. Our top 25 advertisers by revenue include: global consumer brands, such as Nestle, Kraft, Crest, Johnson & Johnson, Maybeline and Asahi Beer; Chinese consumer brands, such as Joincare, Longligi, Huangjindadang, Taier and Wuliangye; fast-food chains such as KFC; and a credit card association, Visa. A majority of our contracts are entered into with the designated advertising agencies of these brands, including leading advertising agencies such as WPP Group, Omnicom Group and Publicis.

Our network is different from those of our main competitors who operate flat-panel digital advertising displays that are not networked through broadband technology and who update advertising content in each flat-panel display by manually changing pre-recorded DVDs or other storage media. Our network consists of a central management server system linked by broadband connections to computer servers at each retail store that carries our network. These computer servers receive content from our central management servers and play content locally on one or more flat-panel displays. Using virtual private network, or VPN, technology, we can remotely and cost-effectively distribute, air and update thousands of individual media files on a regular basis and manage displays on our network by store and by channel in order to reach our advertisers’ desired audience.

We derive most of our net revenues from the sale of advertising airtime. We also earn a portion of our net revenues from organizing in-store promotional events for retailers and advertisers. We have grown significantly since our inception in September 2003. In 2005, 2006 and the six months ended June 30, 2007, we generated net revenues of RMB21.7 million, RMB158.3 million ($20.8 million) and RMB142.0 million ($18.7 million), respectively. Our net loss for 2005 and 2006 were RMB37.2 million and RMB4.7 million ($0.6 million), respectively, and our net income for the six months ended June 30, 2007 was RMB54.5 million ($7.2 million).

Our Business Model

We believe our business model distinguishes us from traditional advertising media companies because of our ability to offer a value proposition to all three constituents of the advertising industry—advertisers, retailers and consumers.

Advertisers.    Since our inception, we have focused on building a network that covers quality, large-format retail chain stores operating in China’s most affluent cities, where retail consumption is the highest. We enable advertisers to deliver high-impact, relevant and targeted messages to consumers in the stores where their products are sold. Because our viewers are actively engaged in shopping during the airing of the advertisements, we believe they are more receptive to, and influenced by, the advertisements on our network than advertising not shown at the point of purchase.

Retailers.    We typically pay retailers rent for carrying our network in their stores. We believe that retailers also benefit from incremental product sales as a result of targeted advertising of products sold in their stores. Our network provides retailers a multimedia platform for communicating product promotions or other store-specific information to their shoppers, and together with the differentiated shopping experience our network offers, helps enhance the branding of our retailers. Our network also offers retailers an effective platform for collaborating with merchandizers on marketing campaigns and strengthening their relationships.

Consumers.    Our network entertains shoppers and informs them about new products and product promotions in that particular store. We believe the infotainment we air on displays at check-out lines also reduces perceived wait-time. We also believe our network provides a differentiated shopping experience for customers in stores that carry our network.

Our Market Opportunity

We compete for advertising expenditure in China, which is the largest advertising market in Asia excluding Japan, and one of the largest and fastest growing in the world. According to PricewaterhouseCoopers LLP, China’s total advertising expenditure was approximately $11.2 billion in 2006 and is expected to grow at a compound annual growth rate, or CAGR, of 15% from 2006 to 2011. Advertising expenditure in China is highly concentrated in urban areas. According to Nielsen Media Research, the top ten PRC cities with the highest advertising expenditures accounted for 52% of China’s total advertising spending in 2006.

Retail sales in China’s urban areas have been increasing at a higher rate than China’s GDP. The retail sector in these urban areas is increasingly dominated by hypermarkets. Hypermarkets accounted for 12% of total grocery retail sales in China in 2006, according to Euromonitor. Euromonitor estimates the number of hypermarkets in China will increase at a CAGR of 12% from 2007 to 2011, and sales at hypermarkets will increase at a CAGR of 8% over the same period. As consumers tend to spend more time per visit in hypermarkets than at smaller retail locations carrying similar merchandise, hypermarket consumers are a desirable and captive audience for advertisers. We focus on deploying our network within hypermarkets and other large-format retail stores to capture this market opportunity.

We offer advertisers an advertising medium similar to at-home television in that it conveys advertising through video and audio to a substantial audience of consumers. However, unlike traditional at-home television, our network is carried exclusively within retail stores and our programming typically consists of shorter segments and advertisements customized for the retail environment.

We believe our network offers an alternative and effective way to reach consumers and will be increasingly used by advertisers to target specific consumer groups at the point of purchase with advertising messages that seek to increase shoppers’ awareness of advertised products.

Our Strengths

We believe our competitive strengths are as follows:

•	Largest market share of premier hypermarkets.

•	Top-tier client base of well-known brands.

•	Technology-enabled, flexible and scalable distribution network.

•	Seasoned management team with relevant and complementary experience.

Our Strategy

Our goal is to build the largest in-store television advertising network in China, connecting advertisers with their target shoppers, generating increased sales for retailers and enhancing the shopping experience of customers. We intend to achieve this goal by pursuing the following elements of our strategy:

•	Consolidate our leadership position by expanding our network.

•	Enhance the effectiveness of our advertising medium by offering differentiated and tailored advertising solutions.

•	Strengthen service capabilities and increase operational efficiency through technological innovation.

•	Expand into new consumer segments where our advertising solutions can be easily deployed and our current success in hypermarkets can be easily replicated.

•	Selectively pursue strategic alliances and acquisitions.

Our Challenges

We believe that the primary challenges we face are:

•	acceptance by advertisers of in-store television as part of their marketing strategy;

•	expansion of our network with existing and new retailers;

•	competition with other in-store advertising companies for retailers and advertisers;

•	management of our growth;

•	uncertainties in the regulatory environment in China;

•	maintaining our profitability despite our history of losses;

•	reduction of our accumulated deficit;

•	contract-based control, rather than equity-based ownership, of the affiliate operating our network in China;

•	reliance on our PRC subsidiary’s distributions to fund our cash and financing requirements; and

•	control of our corporate actions by our current executive officers, directors, principal shareholders and their affiliated entities following the offering.

In addition, there are a number of other risks and uncertainties that may affect our business, results of operations and growth. You should carefully consider all of the risks discussed in “Risk Factors” before investing in our ADSs.

Our Corporate History and Structure

We commenced our business in September 2003 through Shanghai CGEN Digital Media Network Co., Ltd., or CGEN Network, a PRC company. On February 24, 2005, we were incorporated in the Cayman Islands. On August 11, 2005, we acquired a Hong Kong company, CGEN Media Technology Co., Ltd., or CGEN Hong Kong, which became our intermediate holding company. On August 29, 2005, we established a wholly owned subsidiary in China, CGEN Digital Technology (Shanghai) Co., Ltd., or CGEN Shanghai, through CGEN Hong Kong. Following a series of transactions, Yising Chan became our sole ultimate shareholder in August 2005. In 2005 and 2006, we issued series A, series B and series C preferred shares to certain investors and received total proceeds of $5.0 million, $13.8 million and $20.0 million, respectively. Investors in our series A, B and C private placements include Shanghai Industrial Holdings, TDF, Redpoint, JAFCO, Sumitomo, Hotung and Merrill Lynch.

PRC laws and regulations restrict foreign ownership of advertising businesses. To comply with PRC law, CGEN Network is currently owned by five PRC citizens, namely Weiming Gao, who is the wife of Yising Chan, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu. CGEN Network holds the licenses and permits necessary to operate our businesses and provide our advertising services in China. Our relationship with CGEN Network and its shareholders is governed by a series of contractual arrangements that allow us to effectively control CGEN Network. Accordingly, we have consolidated CGEN Network’s historical financial results in our financial statements as a variable interest entity under generally accepted accounting principles in the United States, or GAAP.

Set forth below is a diagram depicting our corporate structure as of the date of this prospectus.

See “Corporate Structure” and “Related Party Transactions” for further information on our contractual arrangements with CGEN Network and its shareholders.

Corporate Information

Our principal executive offices are located at Suite 3213-3214, Tower B Shanghai City Center, 100 Zunyi Road, Shanghai 200051, People’s Republic of China. Our telephone number at this address is +(86 21) 6237-2250. Our registered office in the Cayman Islands is located at Scotia Centre, 4th Floor,

P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.cgenmedia.cn. The information contained on our website is not a part of this prospectus.

Recent Developments

The following is an estimate of our selected unaudited consolidated financial data for the three months ended September 30, 2007. Our financial statements for the three months ended September 30, 2007 have not been audited or reviewed as of the date of this prospectus. As a result, our unaudited consolidated financial data for the three months ended September 30, 2007 may be different from the estimated selected financial data set forth below. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” Our results for the three months ended September 30, 2007 may not be indicative of our results for the full year or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

We estimate that our total revenues for the three months ended September 30, 2007 will range from RMB74 million ($9.9 million) to RMB85 million ($11.3 million), compared to RMB76.6 million in the three months ended June 30, 2007. Compared to the three months ended June 30, 2007, our selling prices remained relatively stable in the three months ended September 30, 2007 and we expanded our operations to 531 stores as of September 30, 2007 from 522 stores as of June 30, 2007.

We estimate that our net income for the three months ended September 30, 2007 will range from

RMB15 million ($2.0 million) to RMB22 million ($2.9 million). This represents a decrease of between 35.3% and 55.9% from RMB34 million in the three months ended June 30, 2007. The higher net income in the three months ended June 30, 2007 was partially attributable to a net bad debt reversal of RMB8.1 million that did not recur in the three months ended September 30, 2007. The decrease in net income for the three months ended September 30, 2007 corresponded to an increase in cost of revenues for the same period, which was primarily attributable to increased rental fees under a renewed rental contract with Carrefour due to increased competition for retail locations. RMB9 million ($1.2 million) to RMB11 million ($1.4 million) of the decrease in net income for the three months ended September 30, 2007 was attributable to increased income tax expenses for the period as a result of the recognition of unrecognized tax benefits related to CGEN Network’s unbilled receivables and CGEN Shanghai’s unbilled technical and consulting service fees to CGEN Network, which was partially offset by deferred tax related income tax benefits.

In addition to renewing our Carrefour contract, we entered into a three-year contract in September 2007 to deploy our network in 100 Wal-Mart stores in China. We will begin to incur significant rental fees under our Wal-Mart contract in the fourth quarter of 2007, while we do not expect to generate revenues from these stores during the same quarter. We estimate that the increase in rental fees will result in an increase of over 50% in cost of revenues, and a corresponding decrease in net operating results, for each of the quarters ended December 31, 2007 and March 31, 2008, compared, respectively, to the quarter ended June 30, 2007. We expect the negative impact on our net operating results from rental fees to continue until the second quarter of 2008 when we expect to complete the deployment of our network in the Wal-Mart stores and begin generating revenues from these stores.

The Offering

American depositary shares offered:

By CGEN	7,333,334 ADSs

By the selling shareholders	1,833,333 ADSs

ADSs outstanding immediately after this offering	9,166,667 ADSs

Ordinary shares outstanding immediately after this offering	528,502,658 ordinary shares

The ADSs

Each ADS represents 20 ordinary shares. The depositary will hold the ordinary shares underlying your ADSs. You will have the rights of an ADS holder as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 733,333 ADSs to certain directors, officers, employees and associates of our company through a directed share program. These reserved ADSs account for approximately up to 8% of the total ADSs offered in the offering without considering the over-allotment option.

Depositary	The Bank of New York

Use of proceeds	We intend to use these net proceeds to fund network expansion, system enhancement, repayment of loans and for general corporate purposes. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Proposed Nasdaq Global Market symbol	ADTV

Unless otherwise indicated, all information in this prospectus:

•	assumes the automatic conversion of all outstanding series A, B and C preferred shares into 289,204,322 ordinary shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes 28,359,698 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of $0.148 per share;

•	excludes 4,660,000 ordinary shares reserved for future issuances under our share incentive plan;

•	excludes 16,705,871 ordinary shares issuable upon the exercise of a warrant at an exercise price of $0.53 per share. See “Description of Share Capital—History of Share Issuances—Warrants;” and

•	reflects the share split of one to 1,000,000 in September 2005.

Summary Consolidated Financial and Operating Data

We have derived the following summary consolidated statements of operations and other consolidated financial data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following summary consolidated statements of income, operations and other consolidated financial data for the year ended December 31, 2004 from our unaudited consolidated financial statements not included in this prospectus. We have derived the following summary consolidated statements of operations and other consolidated financial data for the six months ended June 30, 2006 and June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operation results for the quarters presented. You should read this summary consolidated financial data together with consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods.

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006		2006	2007
	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues	2,035	21,659	158,289	20,795	48,436	141,963	18,650
Cost of revenues	(16,252)	(42,910)	(113,721)	(14,940)	(44,112)	(69,746)	(9,163)

Gross (loss) profit	(14,217)	(21,251)	44,568	5,855	4,324	72,217	9,487
Operating expenses	(13,713)	(13,767)	(47,947)	(6,299)	(16,243)	(13,716)	(1,802)

Operating (loss) income	(27,930)	(35,018)	(3,379)	(444)	(11,919)	58,501	7,685
Interest income	9	53	501	66	103	1,344	177
Interest expenses	(1,986)	(2,056)	(2,787)	(366)	(299)	(61)	(8)
Exchange gain	—	240	1,221	160	179	1,579	207
Other (expenses) income, net	(498)	(375)	(228)	(30)	(81)	350	46

(Loss) income before income tax expenses	(30,405)	(37,156)	(4,672)	(614)	(12,017)	61,713	8,107
Income tax expenses	—	—	—	—	—	(7,209)	(947)

Net (loss) income	(30,405)	(37,156)	(4,672)	(614)	(12,017)	54,504	7,160

Net (loss) income per ordinary share:
—Basic	(0.49)	(0.56)	(0.52)	(0.07)	(0.33)	0.04	0.005
—Diluted	(0.49)	(0.56)	(0.52)	(0.07)	(0.33)	0.03	0.005
Net loss per ADS
—Basic
—Diluted
Shares used in computation of net (loss) income per ordinary share:
—Basic	62,049,336	75,462,036	99,241,534	99,241,534	100,000,000	92,631,656	92,631,656
—Diluted	62,049,336	75,462,036	99,241,534	99,241,534	100,000,000	96,588,836	96,588,836
Pro forma (loss) income per share on an as converted basis (unaudited)
—Basic			(0.01)	(0.001)	—	0.14	0.02
—Diluted			(0.01)	(0.001)	—	0.14	0.02
Shares used in pro forma (loss) income per share computation (unaudited)
—Basic			387,653,515	387,653,515	—	381,835,978	381,835,978
—Diluted			387,653,515	387,653,515	—	385,793,158	385,793,158

	As of June 30, 2007
	Actual		As Adjusted(1)
	RMB	$	RMB	$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	193,133	25,372	925,346	121,563
Total assets	523,984	68,837	1,256,197	165,028
Total current liabilities	193,827	25,463	193,827	25,463
Total convertible, redeemable preferred shares	372,369	48,919	—	—
Total shareholders’ deficit	(43,163)	(5,670)	1,061,419	139,440

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
Other financial and operating data:
EBITDA(2) (in thousands)	RMB(27,309)	RMB8,769 $1,152	RMB(7,010)	RMB	67,510 $8,869
Number of stores carrying our network (as of period end)	293	490	450		522
Number of time slots available for sale(3)	3,613,792	11,629,772	5,398,496		6,731,184
Number of time slots sold(4)	334,428	5,067,017	1,959,775		3,895,011
Utilization rate(5)	9.3%	43.6%	36.3%		57.9%

(1)

Our consolidated balance sheet data as of June 30, 2007 is adjusted to give effect to (i) the automatic conversion of all of our outstanding series A, B and C preferred shares into 289,204,322 ordinary shares immediately prior to the closing of this offering and (ii) the issuance and sale of 146,666,680 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $14.00 per ADS, the midpoint of the estimated range of the initial public offering price, set forth on the cover of this prospectus, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the amounts representing cash and cash equivalents, total assets, total current liabilities and total shareholders’ equity by $6.8 million.

(2)

We define EBITDA as net income (loss) excluding the effect of interest expense (interest income), income taxes, depreciation and amortization. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained without this disclosure. EBITDA is presented solely as a supplemental disclosure because we believe it is a useful tool for investors to assess the operating performance of our business without the effect of income taxes, interest expenses (interest income), and depreciation and amortization expenses, and because we use EBITDA internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. In addition, we use EBITDA to evaluate the performance of our business because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In-store television operators such as us typically incur in substantial capital expenditures as they expand their networks, and we believe EBITDA allows us to present comparable measurements in this regard. Since EBITDA excludes specific operating and non-operating expenses, as detailed above, and the effects of capital expenditures, we review EBITDA alongside with GAAP measures such as net income (loss) and cash flows to obtain a full representation of our financial performance. The use of EBITDA has limitations and you should not consider EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with GAAP, for the periods indicated.

footnotes continued on following page

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006		2006	2007
	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Net (loss) income	(37,156)	(4,672)	(614)	(12,017)	54,504	7,160
Provision for income taxes	—	—	—	—	(7,209)	(947)
Depreciation and amortization	(7,844)	(11,155)	(1,465)	(4,811)	(7,080)	(930)
Interest expenses	(2,056)	(2,787)	(366)	(299)	(61)	(8)
Interest income	53	501	66	103	1,344	176

EBITDA	(27,309)	8,769	1,152	(7,010)	67,510	8,869

(3)

Number of time slots available for sale refers to the aggregate number of 15-second equivalent time slots within one play cycle for all the stores that carry our network during the period presented, multiplied by the number of days in the period.

(4)	Number of time slots sold refers to the number of 15-second equivalent time slots sold during the period presented.
(5)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Because our industry is relatively new, advertisers may not accept, or may lose interest in, in-store television as a necessary component of their overall advertising strategy and budgets, and our business could be harmed as a result.

The market for in-store television advertising in China is relatively new and its potential is uncertain. We compete for advertising expenditure with many more established advertising media. Our success depends on advertisers’ acceptance of our network and their continuing interest in in-store television as a component of their advertising strategies. However, advertisers may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network, such as the audio feature, to be disruptive or intrusive, retailers may decide not to place our flat-panel displays in their stores. In that event, advertisers may view our network as a less attractive advertising medium and decide to reduce their spending on our network. If a substantial number of advertisers lose interest in advertising on our network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising revenue, liquidity and results of operations could be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began our business operations in 2003. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our use of audiovisual advertising displays in retail stores as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.

We have a history of losses, have only recently become profitable, and may not sustain or increase profitability in the future.

We first became profitable in the third quarter of 2006. We have achieved profitability in each subsequent quarter. However, as of June 30, 2007, we had an accumulated deficit of approximately RMB127.0 million ($16.7 million), primarily due to operating losses in previous years. We may not sustain or increase the profitability of our business on a quarterly or annual basis in the future. Our ability to remain profitable will be contingent, in part, on the amount of our operating expenses, which we plan to increase as we expand our business. If we fail to increase our revenues at historical or anticipated rates or our operating expenses increase without a commensurate increase in our revenues, our business, results of operations and financial condition would be adversely affected and the market price of our ADSs would likely decline.

We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share or be forced to lower our prices in order to compete successfully, which would reduce our operating margins and profitability.

Our primary competitors are other advertising companies that install digital displays within retail stores in China, such as Focus Media, which is listed on the Nasdaq Global Market and has substantially more financial resources than we do. We compete for advertising clients primarily on the basis of network coverage, location, price, the range of services that we offer and brand name. We also face competition from other in-store advertising network operators for access to the most desirable retail locations in economically developed cities in China. Increased competition for retail locations will lead to increased rental expenses. See “Recent Developments.” Further, individual retailers may also decide to install and operate their own displays on a small scale with off-the-shelf software and equipment. We also compete for overall advertising spending with other advertising media, such as the Internet, billboards, newspapers, television, magazines, radio and advertising carried on public transportation.

In the future, we may also face competition from new entrants into the in-store advertising sector. Increased competition could force us to lower our prices in order to compete with these new entrants. Lowering our prices would reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, and may be able to mimic or adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Failure to maintain relationships with existing retailers or establish relationships with new retailers would harm our business and prospects.

Our ability to generate advertising revenues depends significantly upon our ongoing relationships with existing retailers. We maintain significant retailer relationships with leading retailers, including Carrefour, Century Mart, Lotus Supercenter, Wu-mart and B&Q. Our rental fees for the five largest retailers accounted for 68.4%, 81.7% and 83.4% of our total rental fees for 2005, 2006 and the six months ended June 30, 2007, respectively. We cannot assure you that these retailers will choose to renew their agreements with us or enter into agreements with us to carry our network in their newly added stores. Our relationships with these retailers may deteriorate and they may breach or terminate their agreements with us. We may incur significant legal costs if we seek to enforce our rights under these agreements in courts. If a significant number of our existing agreements with retailers are terminated or not renewed, or if our network does not expand with the expansion of these retailers, advertisers may find advertising on our network less attractive and may not desire to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate. As part of our business strategy, we intend to expand our retail network by adding other leading retailers. The loss of one or more existing retailer relationships may also impair our ability to develop new retail relationships.

The process of developing a relationship with a retailer and then installing our network in that retailer’s stores can be time-consuming and requires us to expend a substantial amount of resources, from which we may never recognize the anticipated benefits.

Our success depends in large part on our ability to establish relationships with large retailers that have a meaningful number of stores attracting significant shopper traffic. The process of establishing these relationships can be lengthy because in-store television advertising is a relatively new form of media and we often must inform retailers about the benefits of our network to them and their customers. Potential retailer partners also typically engage in extensive internal reviews and analyses, including experiments with pilot programs, before agreeing to carry our network in their stores. We may expend a substantial amount of resources during this process, and a retailer may decide not to proceed with deployment. If retailers do not accept our network as an effective medium for their stores, we would be unable to grow our business or our revenues.

Once a retailer has agreed to carry our network, we must invest a substantial amount of time and resources in installing digital displays and other equipment in the stores of the retailer prior to the receipt of any revenues from such efforts. We may experience increased distribution and operations costs during or after deployment. We may also experience delays in generating revenues, if any, due to deployment delays or difficulties in selling advertising airtime in these stores. In addition, we may be unable to generate sufficient revenues, if any, from selling advertising time on our network in these stores to offset the cost of securing the retailer relationship and deploying and operating our network in these stores.

If we are unable to add or retain stores that will carry our network on commercially acceptable terms, we could have difficulties in maintaining or expanding our network, and our operating margin and profitability could decline.

Our rental fees to retailers under our display placement agreements and maintenance costs comprise a significant portion of our cost of revenues. In the future, we may need to increase our rental costs to obtain new and desirable retail locations, to maintain existing locations, and to secure exclusivity and renewal terms. In addition, retailers may demand other compensation arrangements in addition to rental fees, such as revenue sharing. If we are unable to pay increased rental costs or pass increased costs of revenues on to our advertising clients through rate increases, we will be forced to absorb these increased costs which will reduce our operating margin and profitability. Furthermore, we may not be able to maintain or expand our network, which is essential to our profitability.

If the supply of desirable retail locations diminishes or stagnates, we may be unable to continue to expand our network, which could make our network less attractive to advertisers and our revenues may suffer as a result.

We believe advertisers place a premium on having their advertisements aired in the most desirable retail locations, including locations frequented by more affluent consumer groups in China. As some cities in China have undergone development and expansion for several decades while others are still at an early stage of development, the supply of desirable retail locations varies considerably from city to city. In more economically developed cities, it may be difficult to secure more desirable locations for our network since many of them have already been occupied either by us or by our competitors. In less developed cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial locations. As a result, we may be unable to expand our network into retail locations that advertisers find desirable and we may be unable to expand our client base or increase the rates we charge for time slots because the value of our network to advertisers may decrease.

The retail industry is highly competitive, and if any of our retailers suffers a business slowdown or failure, or is acquired by others, our revenues could decline.

The retail industry in China is highly competitive and may experience substantial consolidation. Since our ability to generate revenues from advertising sales and services depends upon our ongoing relationships with a limited number of retailers, any substantial weakening or failure of the business of one or more of our major retailers, or the consolidation of one or more of our major retailers with a third party, could cause our revenues to decline, damaging our business and prospects.

We plan to make significant investments in network equipment and the installation and support of our network within our retailers’ stores. We intend to pursue opportunities to invest in new retailer relationships. The weakening, failure or acquisition of any of our retailers in the future could result in a loss of our investment and/or a negative return on our investment.

We may not realize the anticipated benefits of our partnerships, acquisitions or investments and our growth and results of operations may suffer as a result.

As part of our business strategy, we have entered into a strategic partnership with a member of the Shanghai Media Group to license media content from them for use in our programming. See “Business—Our Advertising Solutions—Programming.” We may acquire or invest in technologies, products and businesses that we believe could complement or expand our business, enhance our technical capabilities or offer growth opportunities. We may be unable to identify suitable acquisition candidates in the future or make acquisitions on commercially reasonable terms, or at all. In addition, we may spend significant management time and resources in analyzing and negotiating acquisitions or investments that are not consummated. Any future acquisitions and investments involve several risks, including:

•	our inability to successfully integrate acquired technologies, operations or personnel;

•	diversion of management’s attention;

•	unforeseen or hidden liabilities;

•	adverse effects on our existing business relationships with our advertisers and retailers;

•	loss of key employees, customers or distribution partners of acquired businesses; and

•	our inability to generate sufficient profits to recover the costs of acquisitions or investments.

We may be unable to realize the anticipated benefits of our strategic partnerships or any future acquisitions or investments. If so, we might incur increased expenses without a corresponding increase in revenues and we might not obtain a satisfactory return on our investment and we may not be able to execute our growth strategy as a result.

We rely on computer software and hardware systems in managing our operations, the failure of which could result in a loss of retailers, advertisers and customers and decrease in revenues.

We are dependent upon our computer software and hardware systems in supporting our network and managing and monitoring our programs on the network. In addition, we rely on our computer hardware for the storage, delivery and transmission of the data on our network. Any system failure which causes interruptions to the input, retrieval and transmission of data or increases our service time could disrupt our normal network operations. In addition, computer hackers infecting our network, or the networks of the stores in which our network is integrated, with viruses could cause our network to become unavailable. Although we believe that our disaster recovery plan is adequate to handle the failure of our computer software and hardware systems, we cannot assure you that we will be able to effectively carry out this disaster recovery plan or that we would be able to restore our network operations fast enough to avoid a significant disruption to our business. Any failure in our computer software and/or hardware systems could decrease our revenues and harm our relationships with retailers, advertisers and consumers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Delivery delays, shortages or quality deficiencies in our components could result in a disruption in the installation or operation of our network.

From time to time, we experience delays in configuring and maintaining the infrastructure of our network for several reasons, including component delivery delays, component shortages and component quality deficiencies, any of which may occur in the future. These delays or problems have in the past and could in the future result in installation delays, reduced revenues, strained relations with retailers and advertisers and loss of business.

Our failure to maintain and expand an effective sales and marketing team or other necessary personnel, or our failure to provide ongoing customer support could cause disruptions of our operations, restrict our sales efforts and our advertising revenues would suffer as a result.

We market our advertising services to advertisers and advertising agencies. As of October 15, 2007, we had 49 dedicated sales and marketing personnel and 48 installation and maintenance personnel. We use job placement agencies to recruit most of our non-executive personnel, many of whom have worked for us for only a short period of time. We also rely on regional distributors to sell airtime in new cities to which we have expanded our network. We depend on sales staff and distributors to market our service offerings to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff and our distributorships as our business grows. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel or distributors, we may have to limit our sales efforts and suffer a decline in our advertising revenue. In addition, our success depends on our ability to attract and retain senior management, engineering, sales, marketing and other key personnel. As the competition for these employees intensifies, we may be unable to attract and retain necessary key technical and managerial personnel to grow our business. The loss of one or more key employees could slow our programming, distribution and sales efforts. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel.

Advertising is particularly sensitive to changes in economic conditions and advertising trends and a decrease in demand for advertising airtime may impair our ability to generate revenues.

Demand for our advertising airtime and the resulting advertising expenditure by our clients are particularly sensitive to changes in general economic conditions and advertising trends. Advertisers may reduce the money they spend to advertise on our network for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other advertising media; or

•	a decline in advertising expenditure in general.

A decrease in demand for advertising airtime in general and for our advertising services in particular would impair our ability to generate advertising revenues and our business, results of operations and financial condition could be materially and adversely affected.

We may be subject to fines and other penalties if our current billing practice is found to be not in compliance with the PRC tax laws by the PRC tax authorities.

As stipulated in the Provisional Rules of the PRC on Business Tax, a 5% business tax becomes payable by an enterprise when payment of a transaction is received or documented evidence of right to collect payment is obtained by such enterprise. We obtain such documented evidence when we issue a tax invoice, which also serves as a sales invoice, to our customers. The business tax must then be paid in cash within a short period of time to the relevant tax authority. We have managed our cash flows through managing the timing of the issuance of tax invoices, which has resulted in increases in unbilled receivables and delays of payment of business tax on these unbilled receivables. As of December 31, 2006 and June 30, 2007, our unbilled receivables amounted to RMB91.0 million ($12.0 million) and RMB153.9 million ($20.2 million), respectively. We intend to settle the unbilled receivables by the end of 2007. However, if our current billing practice is found to be not in compliance with the PRC tax laws by the PRC tax authorities, we may be subject to fines or penalties.

Our cash flow and results of operations would be negatively impacted if we continue to incur substantial bad debt expenses.

In the years ended December 31, 2005 and 2006, our bad debt expenses amounted to nil and RMB10.1 million ($1.3 million), respectively. Bad debt expenses increased substantially in 2006 principally as a result of financial difficulties experienced by three of our clients in 2006. We managed to collect from these clients, resulting in a net bad debt reversal of RMB8.1 million ($1.1 million) in the six months end June 30, 2007. The payment period for our accounts receivables is relatively long which we believe is partly a result of a industry practice and partly a result of our billing practice. The average number of days of receivables aging were 121 days for 2005, 134 days for 2006 and 149 days for the six months ended June 30, 2007 and we do not expect the days of receivables to significantly improve in the foreseeable future. As our business expands and the current industry payment and collection practice and our billing practice continue, we expect that we will continue to be exposed to the credit risk of our clients and may incur significant bad debt expenses in the near future. In addition, although we attempt to establish appropriate reserves for our receivables, those reserves may not be adequate to cover actual costs relating to bad debts. If we incur a significant increase in bad debt expenses, those expenses will have a direct negative impact on our cash flow and results of operations.

Failure to manage our growth could strain our management, operational and other resources, which could harm our business and limit our growth potential.

We have been rapidly expanding, and plan to continue to rapidly expand, our operations. We must continue to expand our operations to meet the demand of advertisers for larger network coverage, and the demands of retailers for installing and configuring displays in our existing and future locations. This expansion has resulted, and will continue to result, in substantial demand on our management resources. It has also increased our need for a reliable supply of displays for our network, which are manufactured by third-party contractors according to our specifications. To manage our growth, we must develop and improve our existing administrative and operational systems and our financial and management controls, and further expand, train and manage our work force. We may incur substantial costs and expend substantial resources in connection with any such effort. We may not be able to manage our current or future operations effectively and efficiently or compete effectively. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may adversely affect our ability to efficiently run our business or limit our growth potential.

If we are unable to adapt to changing technology and the needs of retailers, advertisers and shoppers, we will not be able to compete effectively or to increase or maintain our revenues.

The market for in-store television networks requires us to continually identify trends and technology needs of advertisers, retailers and consumers, and to develop new features and enhancements for our network and the advertising that we offer to keep pace with these needs. Examples include the development of high-definition television programs and advanced audio technologies. We will likely incur substantial development and acquisition costs in order to keep pace with these changing needs, and we may not have the financial resources necessary to fund future innovations. Furthermore, we may not be successful in responding to these needs or to competitive advertising offerings. If we are unsuccessful in enhancing our network and our advertising packages and defining, developing and introducing new features on a timely and cost-effective basis, the demand for our network by advertisers may decrease, we may not be able to compete effectively and we may be unable to increase or maintain our revenues.

If we become subject to government actions and civil suits based on the content and services we provide through our network, we may have to expend significant resources to defend against them and our reputation and business may suffer.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In cases involving serious violations, the PRC government may revoke an offender’s license for advertising business operations.

As an operator of an advertising medium, we are obligated under PRC law to monitor the advertising content aired on our network for compliance with applicable law. Although the advertisements aired on our network generally have been previously aired over public television, we are required to separately and independently vet these advertisements for content compliance before airing them. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the content of the advertisement and filings with the local authorities. Previously, we did not strictly abide by these requirements. We have remedied this noncompliance and have employed qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, and we endeavor to comply with the legal requirements, including by requesting relevant documents from the advertisers. However, we cannot assure you that we will not be penalized for our past noncompliance or that each advertisement an advertising client or agency provides to us and that we include in our weekly advertising cycle is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are accurate and complete.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, retailers may seek to hold us responsible for any consumer claims against them or may terminate their relationships with us.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure, as well as disparage our reputation. If our viewers do not believe our content is reliable and accurate, our business model may become less appealing to them and our advertising clients may be less willing to place advertisements on our network. Government censure, investigation or any other government action, or any civil suits against us could divert management time and resources and could have a material and adverse effect on our business, results of operations and financial condition.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We may be subject to claims of infringement upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. In addition, we may incur substantial expenses in defending against these third party claims, regardless of their merit.

We have limited insurance for our business and we could incur substantial costs if our business is disrupted due to natural disasters, litigation or other business interruptions.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for property and liability insurance, we do not have any business interruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We will incur increased costs as a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, has required changes in the corporate governance practices of public companies.

When we become a public company, we will establish additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC.

We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

There are material weaknesses in our internal control over financial reporting that require remediation. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. In the audit of our financial statements as of and for the years ended December 31, 2005 and 2006, our independent registered public accounting firm considered internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These material weaknesses related to (1) our ineffective control over revenue recognition, including (a) lack of signed contracts prior to commencement of services resulting in the absence of persuasive evidence that an arrangement existed to support recognition of revenue, (b) absence of robust, formalized, documented credit check procedures for accepting customers to assure reasonable collectibility prior to the recognition of revenue, (c) inadequate record keeping for delivery and acceptance of advertising and other services such as customer acknowledgement or history activity log to corroborate that we have duly rendered the services as contracted; (2) our inadequate control environment, principally as a result of lack of GAAP knowledge and oversight, causing errors in financial statements, including accounting for preferred shares, convertible note and warrants, income taxes, shareholder expenses, internally developed software costs, revenue sharing and contingent rentals; and (3) insufficient monitoring to prevent and detect misstatements in accounting for share-based compensation, accruals of sales commissions, assessment of allowance for doubtful accounts and purchase cutoff. We have begun the process to remediate these material weaknesses by adopting the following measures, among others:

•	taking actions to improve our financial statements closing process;

•	retaining PricewaterhouseCoopers as our advisor beginning October 2007 in the implementation of a Sarbanes-Oxley Act Section 404 compliance program; and

•	recruiting an experienced head of internal audit and risk management who will have relevant experience in internal audit of US-listed companies.

We plan to hire more accounting staff and undertake other remedial measures to address the material weaknesses in time to meet the deadline for compliance with Section 404 of the Sarbanes-Oxley Act, which requires every public company to include in its annual report a management assessment of the effectiveness of the company’s internal control over financial reporting and the attestation by an independent registered public accounting firm to the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. We may identify additional material weaknesses of control deficiencies as a result of the assessment process we will undertake to comply with Section 404.

An effective internal control over financial reporting is necessary for us to produce accurate and reliable financial reports and is important to help prevent fraud. If our management or our independent registered public accounting firm determines, as required by Section 404 of the Sarbanes-Oxley Act, that we do not have an effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, regardless whether or not such a determination results in a restatement of our financial statements. A loss of investor confidence in turn could harm our business and negatively impact the trading price of our ADSs.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Applicable PRC laws and regulations currently require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. We have not directly operated an advertising business outside of China and thus cannot qualify for the requirement of minimum two years experience outside China under PRC regulations. Accordingly, our subsidiary, CGEN Shanghai, is currently ineligible to apply for the required business license for providing advertising services in China. We currently operate our advertising business through our contractual arrangements with our consolidated affiliated entity in China, CGEN Network. CGEN Network is currently owned by five PRC citizens, Weiming Gao, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu, and holds the requisite business license to provide advertising services in China. CGEN Network directly operates our advertising network, enters into display placement agreements and sells advertising time slots to our clients. We have been and are expected to continue to be dependent on CGEN Network and its future subsidiaries to operate our advertising business. We do not have any equity interest in CGEN Network but receive the economic benefits of it through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with CGEN Network and each of the shareholders of CGEN Network which provide us with a substantial ability to control CGEN Network.

If we, CGEN Shanghai, CGEN Network or any future PRC subsidiary of ours are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of CGEN Network or our PRC subsidiary and other affiliated entities, if any;

•	discontinuing or restricting the operations of any transactions among our PRC subsidiary, CGEN Network and its shareholders;

•	imposing fines, confiscating the income of CGEN Network or our income, or imposing other requirements with which we or our PRC subsidiary and affiliated entity may not be able to comply;

•	shutting down our servers;

•	requiring us or our PRC subsidiary and affiliated entity to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business, and our financial condition and results of operations.

We rely on contractual arrangements with CGEN Network and its shareholders for our China operations, which may not be as effective in providing operational control through ownership of a controlling equity interest.

We have relied and expect to continue to rely on contractual arrangements with CGEN Network and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements with CGEN Network and Its Shareholders.” These contractual arrangements include an equity pledge agreement, under which the shareholders of CGEN Network pledged their equity interests in CGEN Network to CGEN Shanghai. Such pledge was duly created by recording the pledge on CGEN Network’s register of shareholders in accordance with the PRC Collateral Law, and is currently effective. However, according to the PRC Property Rights Law which became effective on October 1, 2007, such pledge shall be registered with the relevant administration for industry and commerce. We cannot assure you that the pledge on CGEN Network’s equity, though established before the effectiveness of the PRC Property Rights Law, will not be required to be registered with the relevant administration for industry and commerce. Since no registration procedures are currently available, CGEN Network may not be able to make a timely registration when required, in which case the effectiveness of such pledge may be affected. These contractual arrangements may not be as effective as ownership of a controlling equity interest would be in providing us with control over CGEN Network. If we had direct ownership of CGEN Network, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of CGEN Network, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if CGEN Network or any of its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. For example, if the shareholders of CGEN Network were to refuse to transfer their equity interests in CGEN Network to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith towards us, then we may have to take legal action to compel them to perform their contractual obligations. In addition, we may not be able to renew these contracts with CGEN Network and/or its shareholders.

In addition, if CGEN Network or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If CGEN Network undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entity, our ability to conduct our business may be materially and negatively affected.

The beneficial owners of CGEN Network may have potential conflicts of interest with us and they may not act in our best interest.

The beneficial owners of CGEN Network also hold stock options in our company. Conflicts of interests between their dual roles as beneficial owners of both CGEN Network and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause CGEN Network to breach or refuse to renew the existing contractual arrangements that allow us to effectively control CGEN Network, and receive economic benefits from it. Other than relying on the duties of loyalty owed to us by the owners of CGEN Network who are also our directors and officers, the equity pledge agreement and the call option agreement with the owners of CGEN Network and the irrevocable powers of attorney they executed to appoint the individuals designated by us to be their attorney-in-fact, we currently do not have any measure or policy to address these potential conflicts of interest. See “Corporate Structure.” In the event of any disputes regarding the equity pledge agreement, the call option agreement and the powers of attorney, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of CGEN Network, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business. Although the shareholders of CGEN Network have committed to transfer to us all dividends or other distributions from CGEN Network as well as any premium they receive from any disposal of CGEN Network’s equity, such commitments are revocable under PRC law before actual delivery of such distributions or premiums. If any of the shareholders of CGEN Network revokes such commitment and refuses to transfer to us such funds, we will not be able to enforce this commitment.

Contractual arrangements we have entered into among our subsidiary and CGEN Network may be subject to scrutiny by the PRC tax authorities, and a finding that we or CGEN Network owe additional taxes could substantially reduce our net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiary in China and CGEN Network do not represent an arm’s-length price and adjust CGEN Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by CGEN Network, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entity for underpaid taxes. Our net income may be materially and adversely affected if our affiliated entity’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

Our affiliated entity may have engaged in business activities without the necessary registration with local authorities. This could subject us to fines or other penalties, which could negatively impact our revenues or interfere with our ability to operate our business.

According to relevant PRC laws, a company that sets up a branch or site to conduct an advertising business in a location where it is not registered must register with the local branch of the State Administration for Industry and Commerce, or SAIC. CGEN Network currently has registered with the local branches of SAIC in Shanghai, Beijing and Guangzhou, where it has set up its headquarters and branch offices. As our business expands, CGEN Network is in the process of registering other branch offices with the relevant local branch of SAIC of the other cities, but we cannot assure you that we will be able to timely register with the local authorities in each of the cities where we operate and, as a result, we may be subject to penalties for failing to register. These penalties may include disgorgement of profits or revocation of CGEN Network’s business license, although we believe that, as a matter of practice, the authorities typically impose such an extreme penalty only after repeated warnings are ignored or where a violation is blatant and continuous. Because of the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that CGEN Network will not be subject to these penalties as a result of violations of the requirement to register with SAIC or its local branches, or that these penalties would not substantially inhibit our ability to operate our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could limit legal protections available to us.

We conduct our business primarily through our subsidiary and affiliated entity in China. Our operations in China are governed by PRC laws and regulations. Our subsidiary is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may reduce the available supply of foreign currency and inhibit us from paying dividends in foreign currencies to our shareholders including holders of our ADSs, thereby reducing the value of your ADSs.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary and to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, thereby reducing the value of your ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice. We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. The failure of these shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to our company or otherwise adversely affect our business.

We principally rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary and affiliated entities to make payments to us, or any significant increase of tax rates applicable to our Chinese subsidiary or affiliated entity or the imposition of withholding tax on dividends paid by our subsidiary in China to us, may limit our ability to service our debt or meet other obligations.

We are a holding company, and we rely principally on dividends and other distribution on equity from our wholly owned subsidiary in China and on service, license and other fees paid to our wholly owned subsidiary by CGEN Network for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and affiliated entities in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. Furthermore, if our subsidiary and affiliated entity in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiary’s ability to pay dividends and other distributions to us. Furthermore, the new PRC enterprise income tax law to be effective on January 1, 2008 may eliminate the current exemption of income tax on dividends derived by foreign investors from foreign-invested enterprises and may impose on our subsidiary in China an obligation to withhold tax at the rate of up to 20% on dividend distributions to us (for Hong Kong shareholders, the withholding tax rate may be reduced to 5%). In addition, the new law deems an enterprise established offshore but with its management organ in the

PRC to be a “resident enterprise” that will be subject to PRC tax on its global income. Any limitation on the ability of our subsidiary and affiliated entity to distribute dividends or other payments to us, or any significant increase of the tax rate applicable to our Chinese subsidiary or affiliated entity or the imposition of withholding tax on dividends payable by our subsidiary to us, or PRC tax on our global income as a “resident enterprise” registered outside PRC under the new law could have a material adverse effect on our financial condition and results of operations.

Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees’ share options and incentive shares units may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued on January and March 2007 by SAFE respectively, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share incentive plan or option plan shall, through the PRC subsidiary of such overseas listed company or other qualified PRC agent, to exercise their rights on the shares or share options after completing the required procedures with SAFE collectively. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be remitted into a collective foreign currency account opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent first before distributing them to such individuals in foreign exchange or in RMB. Our PRC citizen employees who have been granted share options or incentive shares, or PRC optionees, will be subject to the Individual Foreign Exchange Rule when our company becomes an overseas listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—Regulations Relating to Employee Share Options”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary and affiliated entities.

In using the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary and affiliates, we may make loans to our PRC subsidiary and consolidated affiliates, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliates are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly owned subsidiary in China, each of which is a foreign-invested enterprise, to finance the activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart; and

•	loans by us to CGEN Network, which is a domestic PRC entity, may require the approval from the relevant government authorities or registration with SAFE or its local counterpart.

We may also decide to finance our wholly owned subsidiary by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because CGEN Network is a domestic PRC entity, we are not likely to finance its activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC entities, as well as the licensing and other regulatory issues discussed in the “Regulation” section of this prospectus. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiary or CGEN Network. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Expiration of, or changes to, preferential tax treatment or incentives will increase our tax burden and reduce our net income.

Our subsidiary and affiliated entity in China currently enjoy tax exemptions, tax concessions and reduced income tax rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation” for a description of the tax benefits that apply to us. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law that is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Existing companies are required to transition to the new enterprise income tax rate during a five-year transition period, but detailed rules and regulations for the implementation of the new tax law have not been promulgated. Furthermore, the new tax law may eliminate the current exemption of enterprise income tax on dividends received by foreign investors from foreign-invested enterprises and may impose on our subsidiary in China an obligation to withhold tax on dividend distributions to us unless otherwise exempted or reduced by treaties or similar arrangement. The rate of the withholding tax, which may be as high as 20%, has yet to be finalized pending promulgation of implementing regulations. The expiration of or any changes to the preferential tax treatment or incentives currently enjoyed by us would reduce our after-tax profitability and materially and adversely affect our results of operations and financial condition.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 9.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiary and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency.

Our business operations may be subject to additional licenses or permits required by PRC law that we do not currently possess. As a result, we may be penalized by relevant government authorities and we may not be able to execute our growth strategy.

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks in 2004. A broadcasting permit is required under these rules to broadcast, integrate, transmit or download audio-video programs via computers, television, mobile phones and various types of information networks. Various regulations also prohibit private and foreign investments in businesses relating to the dissemination of audio-video programs through information networks. We do not possess the necessary broadcasting permit required under these rules. We distribute advertisements to our servers through broadband connection for play-back on our network. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and application, including whether our business activities fall within their coverage. If the PRC government determines that we are engaging in a broadcasting activity without the requisite permit, we will be subject to administrative penalties and be ordered to cease the violating broadcasting activity. In addition, under our cooperation agreement with a member of the Shanghai Media Group, or SMG, our cooperation partner is responsible for the non-advertising contents aired on our network. SMG currently possesses the permit to broadcast audio-video programs through the Internet and our cooperation partner is authorized to distribute the programs of SMG through broadband network. However, if SMG or our cooperation partner fails to maintain the permit or authorization necessary for the performance of the cooperation with us or if the relevant governmental authority later determines that our cooperation in any way violates applicable PRC regulations or policies of the broadcasting industry, we may be penalized by the governmental authority and our ability to execute our growth strategy of playing more content could be adversely and materially affected.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies: the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations require offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the new regulations remain unclear, and we cannot assure you that this offering does not require approval from the CSRC, and if it does, how long it will take us to obtain the approval. These uncertainties could inhibit or delay the completion of this offering because the CSRC has declined to officially clarify the applicability of the new regulations to us and this offering. On the other hand, if CSRC approval is required for this offering, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

Our PRC counsel, Grandall Legal Group (Shanghai), has advised us that, based on their understanding of the current PRC laws, regulations and rules:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as ours will be subject to this new regulation; and;

•

Given that we have completed the restructuring of our PRC subsidiary and consolidated affiliates before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for the approval of this offering, unless we are clearly required to do so by subsequently promulgated rules of the CSRC.

We cannot assure you, however, that new rules and regulations or relevant interpretations will not be issued which may require retroactively that we obtain an approval from the CSRC in connection with this offering. If this were to occur, our failure to obtain or delay in obtaining the CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other advertising companies with existing in-store digital display networks or retailer relationships. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any health epidemics and other outbreaks could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2005 and 2006, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to sell our services or provide on site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and an active trading for our ADSs may not develop after this offering so you may not be able to resell your ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on The Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs would be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price. You may lose parts or all of your investment in our ADSs.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other advertising companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $8.90 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of June 30, 2007, after giving effect to this offering at an assumed initial public offering price of $14.00 per ADS, the midpoint of the estimated public offering price range shown on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible to our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of in-store television network operators;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulations of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	further develop or enhance our network;

•	acquire necessary technologies, products or businesses;

•	expand operations in China;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and affiliated entities and their interests may not be aligned with ours.

After this offering, our executive officers, directors, principal shareholders and their affiliated entities will beneficially own approximately 32.7% of our outstanding shares. These shareholders, if they act together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including you.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 528,502,658 ordinary shares outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering, other than the up to 733,333 ADSs sold in our directed share program, will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of these shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the related registration statement. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future. This may result in volatility and adversely affect the price of our ADSs.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period due to the seasonality of consumer spending and corresponding advertising trends in China.

Advertising expenditure generally tends to decrease immediately after the Chinese New Year holidays, which fall in January and February of each year. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. In addition, we have in the past, and may in the future, face difficulties collecting from advertisers who purchase time slots from us, which may cause our cash flows to be unpredictable. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to enforce judgments obtained against us, our directors or our officers.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary and affiliated entity in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Furthermore, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering and you may not agree with our management on these uses.

We have not allocated the majority of the net proceeds to us from this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our articles of association may contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We are considering adopting a post-offering articles of association that will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets generally will be determined based on the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) directly or indirectly owns ADSs or ordinary shares, the U.S. Holder would be required to (i) pay an interest charge together with tax calculated at the maximum ordinary income rates on “excess distributions,” which are defined to include gain on a sale or other disposition of the ADSs or ordinary shares, or (ii) so long as the ADSs or ordinary shares are regularly traded on a qualified exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of the ADSs or ordinary shares held (or deemed held) by the holder at the end of the taxable year over such holder’s adjusted basis in such ADSs or ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ADSs or ordinary shares. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	our ability to attract advertisers and retailers;

•	trends and competition in, and the expected growth of, the advertising, retail and in-store television advertising industry in China; and

•	changes in general economic and business conditions in China.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual future results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $91.9 million or approximately $109.8 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $14.00 per ADS, the mid-point of the initial public offering price range shown on the cover of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds of this offering by $6.8 million or $8.1 million if the underwriters exercise their option to purchase additional ADSs in full after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately $40 million to fund network expansion;

•	approximately $5 million to fund system enhancement;

•

up to approximately $30 million to prepay, as appropriate, a two-year term loan in or after September 2008. Interest on the loan, borrowed in September 2007, is charged at one-month LIBOR plus 5% per annum, but prepayments are subject to payment of a make-whole amount that will give the lender 15% annualized internal rate of return for at least one year. The loan was used to fund the payment of rent to new retailers and for working capital requirements; and

•	the remainder for general corporate purposes, including funding possible acquisitions of complementary businesses, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds from this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds from this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

In using the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary and consolidated affiliates only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary and consolidated affiliates or make additional capital contributions to our PRC subsidiary and consolidated affiliates to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary and affiliated entities.”

Upon the completion of this offering, each preferred shareholder who is participating in this offering will receive the amount of proceeds and profit from the sales of ADSs, after deducting underwriting discounts and before deducting costs and expenses associated with purchasing the preferred shares and selling the ADSs, as set forth in the table below:

	Weighted average cost of preferred shares ($)	Number of shares sold	Cost of number of shares sold ($)	Number of ADSs sold	Net Proceeds ($)*	Profit from the sale of ADSs ($)
TDF Capital China II, LP	0.1445	4,455,639	643,840	222,782	2,900,621	2,475,107
TDF Capital Advisors, LP	0.1445	191,461	27,666	9,573	124,641	106,357
Redpoint Ventures II, L.P.	0.1457	4,374,100	637,306	218,705	2,847,539	2,424,564
Redpoint Associates II, LLC	0.1457	101,140	14,736	5,057	65,842	56,062
JAFCO Asia Technology Fund III	0.1249	3,984,480	497,662	199,224	2,593,896	2,291,474
S.I. Technology Venture Capital Limited	0.1030	3,262,740	336,062	163,137	2,124,044	1,947,856
Sumitomo Corporation Equity Asia Limited	0.1202	2,092,740	251,547	104,637	1,362,374	1,213,371
Investlink Consulting (China) Limited	0.1030	241,340	24,858	12,067	157,112	144,080
Huitung Investments (BVI) Limited	0.1249	1,992,240	248,831	99,612	1,296,948	1,145,737
CPI Ballpark Investments Ltd.	0.2036	7,075,620	1,440,596	353,781	4,606,229	3,512,338
Totnes International Limited	0.1030	279,660	28,805	13,983	182,059	166,957

*	Net of underwriting discount.

DIVIDEND POLICY

We have not declared or paid any dividends since our inception, and have no present plan to declare and pay any dividends on our ordinary shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our subsidiary in China, which in turn relies on the payments from our PRC consolidated affiliated entity pursuant to the contractual arrangements that established our corporate structure. Current PRC regulations permit our subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the new PRC enterprise income tax to be effective on January 1, 2008 may eliminate the current exemption of enterprise income tax on dividend derived by foreign investors from foreign-invested enterprises and may impose on our subsidiary in China an obligation to withhold tax at the rate of up to 20% on dividend distributions to us.

If we pay dividends, the depositary will pay you the dividends it receives on our ordinary shares, after deducting its fees and expenses. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on an as-adjusted basis to reflect the drawdown of a $30 million loan by CGEN Hong Kong and our issuance of a warrant to purchase our shares in connection with that loan; and

•

on a pro forma, combined as adjusted basis to reflect (1) the above adjustments, (2) the automatic conversion of all of our outstanding series A, B and C preferred shares into 289,204,322 ordinary shares upon the completion of this offering, and (3) the sale of 146,666,680 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $0.70 per share, the mid-point of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriter’s option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our additional paid-in capital, total shareholders’ equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of June 30, 2007
	Actual		As adjusted for subsequent events		Pro forma, combined as adjusted for subsequent events and this offering
	RMB	$	RMB	$	RMB	$
	(in thousands)
Total liabilities	194,778	25,588	412,345	54,170	412,345	54,170
Series A preferred shares, Par value $0.000001 per share; 100,000,000 shares authorized and 43,685,079 shares issued and outstanding as of June 30, 2007	48,328	6,349	48,328	6,349	—	—
Series B preferred shares, Par value $0.000001 per share; 130,000,000 shares authorized and 127,752,161 shares issued and outstanding as of June 30, 2007	150,521	19,774	150,521	19,774	—	—
Series C preferred shares, Par value $0.000001 per share; 150,000,000 shares authorized and 117,767,082 shares issued and outstanding as of June 30, 2007	173,520	22,796	173,520	22,796	—	—
Shareholders’ equity:
Ordinary shares, Par value $0.000001 per share; 580,000,000 shares authorized and 92,631,656 shares issued and outstanding as of June 30, 2007	—	—	—	—	1	—
Additional paid-in capital	96,505	12,678	96,505	12,678	1,193,128	156,743
Warrants			7,958	1,045	7,958	1,045
Accumulated other comprehensive loss	(12,640)	(1,660)	(12,640)	(1,660)	(12,640)	(1,660)
Accumulated deficits	(127,028)	(16,688)	(127,028)	(16,688)	(127,028)	(16,688)

Total shareholders’ deficit	(43,163)	(5,670)	(35,205)	(4,625)	1,061,419	139,440

Total capitalization	523,984	68,837	749,509	98,464	1,473,764	193,610

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS would increase (decrease) additional paid-in capital and total capitalization and decrease (increase) total shareholders’ deficit by $6.8 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS immediately after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our series A, series B and series C convertible preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of June 30, 2007 was approximately RMB(46.3) million ($(6.1) million), or RMB(0.50) ($(0.07)) per ordinary share and $(1.31) per ADS as of that date. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities, convertible redeemable preferred shares and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A, B and C convertible preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we will receive from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price per ordinary share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, from such assumed initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than giving effect to the conversion of all outstanding series A, B and C convertible preferred shares into ordinary shares upon the completion of this offering and our sale of the ADSs offered in this offering at the initial public offering price of $14.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $134.8 million, or $0.26 per ordinary share and $5.10 per ADS. This represents an immediate increase in net tangible book value of $0.33 per ordinary share and $6.41 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $0.44 per ordinary share and $8.90 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	$0.70
Net tangible book value per ordinary share as of June 30, 2007	$(0.07)
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our series A, B and C preferred shares	$0.11
Pro forma net tangible book value per ADS after giving effect to the conversion of our series A, B and C preferred shares	$2.24
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our series A, B and C preferred shares and this offering	$0.26
Pro forma net tangible book value per ADS after giving effect to the conversion of our series A, B and C preferred shares and this offering	$5.10
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$0.44
Amount of dilution in net tangible book value per ADS to new investors in the offering	$8.90

A $1.00 increase (decrease) in the assumed public offering price of $14.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by RMB51.9 million ($6.8 million), RMB0.22 ($0.03) per ordinary share and RMB4.34 ($0.57) per ADS after giving effect to the automatic conversion of our series A, B and C preferred shares into our ordinary shares, and this offering by RMB0.10 ($0.01) per ordinary share and RMB1.96 ($0.26) per ADS and would increase (or decrease) the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by RMB0.28 ($0.04) per ordinary share and RMB5.63 ($0.74) per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders, including holders of our series A, B and C preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid, without deducting the underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the underwriters’ option to purchase additional ADSs.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders	345,169,318	65.3%	$42,961,667	25.1%	$0.15	$2.97

New investors	183,333,340	34.7	128,333,338	74.9	0.70	14.00

Total	528,502,658	100.0%	$171,295,005	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $9.2 million, $9.2 million and $0.35, respectively, assuming no exercise of underwriter’s option to purchase additional ADSs and without deducting the underwriting discounts and commissions and estimated expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above do not take into account the impact of the exercise of any outstanding stock options. As of the date of this prospectus, there were 28,359,698 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.15 per share, and there were 4,660,000 ordinary shares available for future issuance upon the exercise of future grants under our 2007 stock option plan. The discussion and tables above do not take into account the impact of the exercise of any outstanding warrants. As of the date of this prospectus, there were 16,705,871 ordinary shares issuable upon exercise of outstanding warrants. The dilution to new investors would be $0.44 per ordinary share or $8.84 per ADS if all of the outstanding options and warrants to purchase our ordinary shares had been exercised.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.6120 to $1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 21, 2007, the noon buying rate was RMB7.4160 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
Six months ended June 30	7.6120	7.7014	7.8127	7.6120
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682
November (through November 21)	7.4160	7.4341	7.4582	7.4160

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands, such as a less-developed body of securities laws as compared to the United States, significantly less legal protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located there. In addition, a majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Grandall Legal Group (Shanghai), our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive in personam judgment obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Grandall Legal Group (Shanghai) has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Therefore, at present, a judgment rendered by a court in the United States is not likely to be enforced by a PRC court.

CORPORATE STRUCTURE

Corporate History

Applicable PRC laws and regulations restrict foreign ownership of advertising businesses. To comply with PRC laws and regulations, we operate our in-store television advertising network in China through CGEN Network, a limited liability company incorporated in China in September 2003. CGEN Network is now owned by five Chinese citizens, namely, Weiming Gao, who is the wife of Yising Chan, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu. CGEN Network holds the licenses and permits necessary to operate our businesses and provide our advertising services in China. Our relationship with CGEN Network and its shareholders is governed by a series of contractual arrangements that allow us to effectively control CGEN Network. Accordingly, we treat CGEN Network as a variable interest entity and have consolidated its historical financial results in our financial statements pursuant to GAAP.

In the opinion of Grandall Legal Group (Shanghai), our PRC legal counsel,

•	the ownership structure of CGEN Network and CGEN Shanghai complies with, and immediately after this offering will comply with, current PRC laws and regulations;

•	our contractual arrangements with CGEN Network and its shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and

•	the business and operations models of CGEN Network and CGEN Shanghai comply with current PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising network businesses do not comply with applicable restrictions on foreign investment in the advertising industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Risk Factors—Risks Related to Our Corporate Structure.”

On February 24, 2005, we were incorporated in the Cayman Islands. On August 11, 2005, we acquired a Hong Kong company, CGEN Hong Kong, which became our intermediate holding company. On August 29, 2005, we established a wholly owned subsidiary in China, CGEN Shanghai, through CGEN Hong Kong. Following a series of transactions, Yising Chan became the sole ultimate shareholder of our company in August 2005. In 2005 and 2006, we issued series A, series B and series C preferred shares to certain investors and received total proceeds of $5.0 million, $13.8 million and $20.0 million, respectively. Investors in the series A, B and C private placements include private equity investment affiliates of Shanghai Industrial Holdings, TDF, Redpoint, JAFCO, Sumitomo, Huitung and Merrill Lynch.

Corporate Ownership Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each our subsidiary as of the date of this prospectus.

Material Operating Entities

CGEN Shanghai.    Since August 2005, we have conducted our operations in China primarily through CGEN Shanghai, a wholly foreign-owned enterprise. CGEN Shanghai operates our media software businesses and also provides technology consulting and other related services to CGEN Network. CGEN Shanghai has entered into contractual arrangements with CGEN Network and its shareholders, pursuant to which:

•	we are able to exert effective control over CGEN Network;

•	substantially all of the economic benefits of CGEN Network will be transferred to us; and

•

CGEN Shanghai or its designee has an exclusive option to purchase all or part of the equity interests in CGEN Network, or all or part of the assets of CGEN Network, in each case when and to the extent permitted by applicable PRC laws.

CGEN Network.    We operate our in-store television advertising network in China through CGEN Network, a limited liability company established in China. Weiming Gao, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu, all of whom are Chinese citizens, own 49.5%, 10%, 18%, 13.5% and 9%, respectively, of CGEN Network. Ms. Gao is the wife of Yising Chan, our chairman. Mr. Yao is our co-founder and is not currently involved in our management. Mr. Zhu is our co-founder and chief technical officer. Mr. Tian is our co-founder and senior vice president. Mr. Cao is our co-founder and is a director of CGEN Network. CGEN Network directly operates our in-store television network, enters into display placement agreements and sells advertising time slots to our clients. It holds the licenses and approvals necessary to conduct our in-store television advertising businesses in China. It has branch offices in each of Beijing and Guangzhou mainly for liaison, consulting and marketing purposes.

We expect to continue to depend on CGEN Network to operate our in-store television network in China unless and until we are permitted under PRC laws and regulations to directly own and operate advertising businesses without constraints.

Contractual Arrangements with CGEN Network and Its Shareholders

Our relationships with CGEN Network and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of CGEN Network and CGEN Shanghai is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between CGEN Network and CGEN Shanghai, CGEN Network is not required to transfer any other funds generated from its operations to CGEN Shanghai. On September 8, 2005, we entered into the following contractual arrangements, as restated and amended on January 16, 2006 and as amended in part on July 25, 2007:

Agreements That Provide Effective Control over Our Affiliated Entities

Equity Pledge Agreement.    Pursuant to the equity pledge agreement between CGEN Shanghai and the shareholders of CGEN Network, namely Weiming Gao, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu, each shareholder pledged all of his or her equity interests in CGEN Network to CGEN Shanghai to secure the performance of the shareholders’ and CGEN Network’s obligations under the exclusive technology support and service agreement. If CGEN Network or any of its shareholders breaches its, his or her respective contractual obligations under the exclusive technology support and service agreement, CGEN Shanghai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in CGEN Network without the prior written consent of CGEN Shanghai. The equity pledge agreement will expire two years after CGEN Network and its shareholders fully perform their respective obligations under the exclusive technology support and service agreement.

Call Option Agreement.    Under the call option agreement among CGEN Network, the shareholders of CGEN Network and CGEN Shanghai, CGEN Network and its shareholders irrevocably granted CGEN Shanghai or its designated person an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interests in, or all or part of the assets of, CGEN Network. The exercise price for all of the equity interests or assets of CGEN Network is RMB 10,000 or the minimum price permitted by PRC laws. This call option agreement will remain valid until terminated as agreed upon by the parties thereto. Pursuant to this call option agreement:

•

neither CGEN Network nor any of its shareholders may enter into any transaction that could materially affect CGEN Network’s assets, liabilities or operations without the prior written consent of CGEN Shanghai;

•	any funds distributed by CGEN Network to the shareholders or any funds received by these shareholders in violation of the call option agreement must be remitted or donated to CGEN Shanghai;

•

the shareholders of CGEN Network may not transfer, encumber, grant security interest in, or otherwise dispose of any shares of CGEN Network without the prior written consent of CGEN Shanghai, unless required under applicable laws;

•

CGEN Network may not, and shareholders of CGEN Network may not request CGEN Network to, declare or pay any dividends without the prior written consent of CGEN Shanghai, unless required under applicable laws; and

•	CGEN Network may not merge with any third parties, or purchase or transfer any assets or business from or to any third parties, without the prior written consent of CGEN Shanghai.

The shareholders of CGEN Network have executed powers of attorney to persons designated by CGEN Shanghai that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of CGEN Network requiring shareholders’ approval.

Agreements That Transfer Economic Benefits to Us

Exclusive Technology Support and Service Agreement.    Pursuant to the exclusive technology support and service agreement between CGEN Network and CGEN Shanghai, CGEN Shanghai has the exclusive right to provide to CGEN Network technology support and consulting services related to the business operations of CGEN Network. CGEN Network agrees to pay quarterly service fees to CGEN Shanghai as reasonably determined from time to time by CGEN Shanghai’s board of directors. When deciding the amount of the quarterly service fees, the board of CGEN Shanghai may consider several factors, including functionality and quality of the technology support provided to CGEN Network, time spent by CGEN Shanghai’s employees for consulting or services, content and commercial value of the services and market value of the services. The quarterly service fees for the five quarters ended December 31, 2006 were RMB3.9 million, RMB2.5 million, RMB4.5 million, RMB6.1 million and RMB8.8 million, respectively. The term of this agreement is five years commencing on January 16, 2006.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We have derived the following summary consolidated statements of operations and other consolidated financial data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following summary consolidated statements of operations and other consolidated financial data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 from our unaudited consolidated financial statements, which are not included in this prospectus. We have derived the following selected consolidated statements of operations and other consolidated financial data for the six months ended June 30, 2006 and June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operation results for the quarters presented. Our consolidated financial statements are prepared and presented in accordance with GAAP, and reflect our current corporate structure as if it has been in existence throughout the relevant periods.

	Year Ended December 31,					Six months Ended June 30,
	2003	2004	2005	2006		2006	2007
	RMB	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues:
Advertising revenues	—	2,035	10,553	130,626	17,161	42,163	133,448	17,531
Other services revenues	—	—	11,106	27,663	3,634	6,273	8,515	1,119

Total net revenues	—	2,035	21,659	158,289	20,795	48,436	141,963	18,650

Cost of revenues:
Advertising	—	(16,252)	(33,259)	(95,045)	(12,486)	(39,563)	(61,893)	(8,131)
Other services	—	—	(9,651)	(18,676)	(2,454)	(4,549)	(7,853)	(1,032)

Total cost of revenues	—	(16,252)	(42,910)	(113,721)	(14,940)	(44,112)	(69,746)	(9,163)

Gross (loss) profit	—	(14,217)	(21,251)	44,568	5,855	4,324	72,217	9,487

Operating expenses:
Selling expenses	(1,390)	(8,444)	(6,651)	(17,105)	(2,247)	(6,264)	(12,396)	(1,628)
General and administrative expenses	(2,523)	(5,069)	(6,858)	(18,064)	(2,373)	(7,518)	(9,319)	(1,224)
Depreciation expenses	(16)	(200)	(258)	(317)	(42)	(126)	(141)	(19)
Bad debt (provision) reversal	—	—	—	(10,126)	(1,330)	—	8,140	1,069
Loss on disposal of property and equipment	—	—	—	(2,335)	(307)	(2,335)	—	—

Total operating expenses	(3,929)	(13,713)	(13,767)	(47,947)	(6,299)	(16,243)	(13,716)	(1,802)

Operating (loss) income	(3,929)	(27,930)	(35,018)	(3,379)	(444)	(11,919)	58,501	7,685

Interest income	9	9	53	501	66	103	1,344	177
Interest expenses	(136)	(1,986)	(2,056)	(2,787)	(366)	(299)	(61)	(8)
Exchange gain	—	—	240	1,221	160	179	1,579	207
Other (expenses) income, net	(21)	(498)	(375)	(228)	(30)	(81)	350	46

(Loss) income before income tax expenses	(4,077)	(30,405)	(37,156)	(4,672)	(614)	(12,017)	61,713	8,107
Income tax expenses	—	—	—	—	—	—	(7,209)	(947)

Net (loss) income	(4,077)	(30,405)	(37,156)	(4,672)	(614)	(12,017)	54,504	7,160

	Year Ended December 31,					Six months Ended June 30,
	2003	2004	2005	2006		2006	2007
	RMB	RMB	RMB	RMB	$	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Net (loss) income per ordinary share:
—Basic	(0.07)	(0.49)	(0.56)	(0.52)	(0.07)	(0.33)	0.04	0.005
—Diluted	(0.07)	(0.49)	(0.56)	(0.52)	(0.07)	(0.33)	0.03	0.005
Net (loss) income per ADS:
—Basic
—Diluted
Shares used in computation of net loss per ordinary share:
—Basic	62,049,336	62,049,336	75,462,036	99,241,534	99,241,534	100,000,000	92,631,656	92,631,656
—Diluted	62,049,336	62,049,336	75,462,036	99,241,534	99,241,534	100,000,000	96,588,836	96,588,836
Proforma (loss) income per ordinary share on an if converted basis (unaudited)
—Basic				(0.01)	(0.001)	—	0.14	0.02
—Diluted				(0.01)	(0.001)	—	0.14	0.02
Shares used in proforma (loss) income per ordinary share computation (unaudited)
—Basic				387,653,515	387,653,515	—	381,835,978	381,835,978
—Diluted				387,653,515	387,653,515	—	385,793,158	385,793,158

	As of December 31,					As of June 30,
	2003	2004	2005	2006		2007
	RMB	RMB	RMB	RMB	$	RMB	$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,094	17,045	9,836	171,137	22,483	193,133	25,372
Total assets	34,419	56,023	77,290	348,654	45,802	523,984	68,837
Total current liabilities	8,603	65,467	60,063	69,130	9,082	193,827	25,463
Total convertible, redeemable preferred shares	—	—	52,128	331,691	43,574	372,369	48,919
Total shareholders’ equity (deficit)	5,923	(24,498)	(35,145)	(52,833)	(6,941)	(43,163)	(5,670)

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
Other financial and operating data:
EBITDA(1) (in thousands)	RMB(27,309)	RMB8,769 $1,152	RMB(7,010)	RMB67,510 $8,869
Number of stores carrying our network (as of period end)	293	490	450	522
Number of time slots available for sale(2)	3,613,792	11,629,772	5,398,496	6,731,184
Number of time slots sold(3)	334,428	5,067,017	1,959,775	3,895,011
Utilization rate(4)	9.3%	43.6%	36.3%	57.9%

(1)

We define EBITDA as net income (loss) excluding the effect of interest expense (interest income), income taxes and depreciation and amortization. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained without this disclosure. EBITDA is presented solely as a supplemental disclosure because we believe it is a useful tool for investors to assess the operating performance of our business without the effect of income taxes, interest expenses (interest income), and depreciation and amortization expenses, and because we use EBITDA internally as a benchmark to evaluate our footnotes continued on following page

operating performance or compare our performance to that of our competitors. In addition, we use EBITDA to evaluate the performance of our business because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In-store television operators such as us typically incur substantial capital expenditures as they expand their delivery networks, and we believe EBITDA allows us to present comparable measurements in this regard. Since EBITDA excludes specific operating and non-operating expenses, as detailed above, and the effects of capital expenditures, we review EBITDA alongside with GAAP measures such as net income (loss) and cash flows to obtain a full representation of our financial performance. The use of EBITDA has limitations and you should not consider EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with GAAP, for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006		2006	2007
	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Net (loss) income	(37,156)	(4,672)	(614)	(12,017)	54,504	7,160
Provision for income taxes	—	—	—	—	(7,209)	(947)
Depreciation and amortization	(7,844)	(11,155)	(1,465)	(4,811)	(7,080)	(930)
Interest expenses	(2,056)	(2,787)	(366)	(299)	(61)	(8)
Interest income	53	501	65	103	1,344	176

EBITDA	(27,309)	8,769	1,152	(7,010)	67,510	8,869

(2)

Number of time slots available for sale refers to the aggregate number of 15-second equivalent time slots within one play cycle for all the stores that carry our network during the period presented, multiplied by the number of days in the period.

(3)

Number of time slots sold refers to the number of 15-second equivalent time slots sold during the period presented and is calculated by taking the total advertising time we sold during the period presented, calculated in aggregate seconds, which we then divide by 15 to determine the number of 15-second equivalent time slots sold.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

RECENT DEVELOPMENTS

The following is an estimate of our selected unaudited consolidated financial data for the three months ended September 30, 2007. Our financial statements for the three months ended September 30, 2007 have not been audited or reviewed as of the date of this prospectus. As a result, our unaudited consolidated financial data for the three months ended September 30, 2007 may be different from the estimated selected financial data set forth below. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” Our results for the three months ended September 30, 2007 may not be indicative of our results for the full year or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

We estimate that our total revenues for the three months ended September 30, 2007 will range from RMB 74 million ($9.9 million) to RMB 85 million ($11.3 million), compared to RMB 76.6 million in the three months ended June 30, 2007. Compared to the three months ended June 30, 2007, our selling prices remained relatively stable in the three months ended September 30, 2007 and we expanded our operations to 531 stores as of September 30, 2007 from 522 stores as of June 30, 2007.

We estimate that our net income for the three months ended September 30, 2007 will range from RMB15 million ($2.0 million) to RMB22 million ($2.9 million). This represents a decrease of between 35.3% and 55.9% from RMB34 million in the three months ended June 30, 2007. The higher net income in the three months ended June 30, 2007 was partially attributable to a net bad debt reversal of RMB 8.1 million that did not recur in the three months ended September 30, 2007. The decrease in net income for the three months ended September 30, 2007 corresponded to an increase in cost of revenues for the same period, which was primarily attributable to increased rental fees under a renewed rental contract with Carrefour due to increased competition for retail locations. RMB9 million ($1.2 million) to RMB11 million ($1.4 million) of the decrease in net income for the three months ended September 30, 2007 was attributable to increased income tax expenses for the period as a result of the recognition of unrecognized tax benefits related to CGEN Network’s unbilled receivables and CGEN Shanghai’s unbilled technical and consulting service fees to CGEN Network, which was partially offset by deferred tax related income tax benefits.

In addition to renewing our Carrefour contract, we entered into a three-year contract in September 2007 to deploy our network in 100 Wal-Mart stores in China. We will begin to incur significant rental fees under our Wal-Mart contract in the fourth quarter of 2007, although we do not expect to generate revenues from these stores during the same quarter. We estimate that the increase in rental fees will result in an increase of over 50% in cost of revenues, and a corresponding decrease in net operating results, for each of the quarters ended December 31, 2007 and March 31, 2008, compared, respectively, to the quarter ended June 30, 2007. We expect the negative impact on our net operating results from rental fees to continue until the second quarter of 2008 when we expect to complete the deployment of our network in the Wal-Mart stores and begin generating revenues from these stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to events involving risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We operate one of the largest in-store television advertising networks in China, measured by our market share of large retail chain stores that carry television advertising networks. Our network of digital flat-panel displays is deployed inside large-format retail chain stores characterized by high shopper traffic and sales revenues, such as hypermarkets and home-improvement superstores. As of October 15, 2007, our network was carried in 534 stores across 65 cities in China, with an estimated target audience of approximately 80 million shoppers visiting those stores each week, based on data provided by our retailers. As of October 15, 2007, we had contractual rights to extend our network coverage to approximately 540 additional stores. We sell airtime on our network to advertisers that want to target a captive audience of consumers at the point of purchase: in the retail stores while they are shopping and making purchase decisions. As of October 15, 2007, more than 260 advertisers had purchased airtime on our network.

We sell advertising airtime in increments of 5-, 7 1/2-, 10- and 15-second segments. Our published rates vary depending on the length of the commercial, number of times we air the same commercial within a 12- or 14-minute play cycle, and the number and type of stores where we air the commercial. In accordance with market practices, we offer clients discounts that vary from client to client. Our total net revenues are a function of our average selling price, utilization rate and total number of segments available.

We derive most of our net revenues from the sale of advertising airtime. We also earn a portion of our net revenues from organizing in-store promotional events for retailers and advertisers. We have grown significantly since our inception in September 2003. In 2005, 2006 the six months ended June 30, 2007, we generated net revenues of RMB21.7 million, RMB158.3 million ($20.8 million) and RMB142.0 million ($18.7 million), respectively. Our net loss for 2005 and 2006 were RMB37.2 million and RMB4.7 million ($0.6 million), respectively, and our net income for the six months ended June 30, 2007 was RMB54.5 million ($7.2 million).

Our continued growth will depend on our ability to expand our audience base for advertisements, increase the relevancy and entertainment value of our content, strengthen our relationships with our advertising clients and, with increased demand, leverage our technological capabilities to increase the available airtime for sale during a store’s opening hours by successfully implementing and operating multiple network channels per store that air different programming simultaneously.

Factors Affecting Our Results of Operations

General conditions that affect the in-store advertising market in China also affect our operating results in any given period, and include the following:

•

Growth of the advertising industry in China.    The growth of the advertising industry in China affects the overall advertising revenues of advertising networks. Any significant contraction of the advertising industry in China could reduce advertising revenues for our network.

•

Amount of advertising expenditure on in-store media.    Our revenues depend on the amount of advertising expenditure budgeted by our clients on in-store television advertising, especially advertising in hypermarkets.

•

Expansion of large retail chains.    The number of large retail stores, especially hypermarkets and other large retailers we target in China, limits the physical scale of our network and the amount of airtime we can potentially market. Our growth is therefore constrained by the growth of large retail chains and the rate at which new retail stores are opened.

•

Retailers’ acceptance of in-store television advertising.    Our growth will be affected by the level of acceptance by retailers of third-party advertising in their retail space. To the extent retailers do not adopt in-store television advertising by third parties, our growth will be limited.

•

Level of competition.    Increased competition in the in-store television advertising market from existing operators and new market entrants could reduce opportunities for growth, increase costs and exert downward pricing pressure on the rates we charge for advertising airtime.

•	Cost increases. Any increase in rental fees, headcount cost and other operating cost and expenses resulting from inflation and other factors could affect our profitability.

•

Seasonal and other fluctuations in advertising expenditure.    Advertising expenditure generally tends to increase during holiday seasons and decrease immediately after the holiday seasons. We expect our revenues to correspond to the seasonal fluctuations of general advertising expenditure in China, but because we are in a phase of rapid expansion and growth, our results of operations may not currently reflect clearly this seasonality.

Our growth and operating results are more directly affected by company-specific factors, including our revenue growth and our ability to manage our operating costs and expenses. See “—Net Revenues” and “—Cost of Revenues and Operating Expenses.” Our growth and operating results will also directly depend on our ability to meet the following challenges:

•

Attracting, training and retaining qualified sales personnel.    Maintaining and expanding a sales force with industry knowledge and experience is essential to our sales and marketing efforts, which are key drivers to our success. Our sales efforts may be limited and our advertising net revenues may stagnate or decline if we are unable to attract and retain sales talent.

•

Capital expenditures.    The expansion of our network requires capital expenditure outlays prior to revenue generation from such expansion. We may experience uneven cash flows and a disproportionate amount of depreciation and amortization expenses as a result.

•

Our acquisitions and strategic alliances.    We have entered into a memorandum of understanding to form a joint venture with Thomson S.A. and have partnered with a wholly owned subsidiary of the Shanghai Media Group. These alliances are instrumental in our strategy to expand our retailer relationships and enhance the entertainment value of our programming.

Net Revenues

In 2005 and 2006, we generated net revenues of RMB21.7 million and RMB158.3 million ($20.8 million), respectively. Our net revenues are presented net of PRC business tax and related surcharges on revenues earned by CGEN Network for the provision of advertising and other services.

We currently derive our net revenues from two sources: advertising and other services. The following table sets forth the breakdown of our net revenues, in absolute amount and as a percentage of total net revenues, for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2005		2006			2006		2007
	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Net revenues:
Advertising revenues	10,553	48.7	130,626	17,161	82.5	42,163	87.0	133,448	17,531	94.0
Other services revenues	11,106	51.3	27,663	3,634	17.5	6,273	13.0	8,515	1,119	6.0

Total net revenues	21,659	100.0	158,289	20,795	100.0	48,436	100.0	141,963	18,650	100.0

Advertising Revenues

We derive advertising revenues from the sale of advertising airtime on our network. We expect advertising revenues, which constituted 48.7%, 82.5% and 94.0% of our total net revenues in 2005, 2006 and the six months ended June 30, 2007, respectively, to constitute the major portion of our total net revenues in the foreseeable future.

We typically enter into short-term advertising contracts with our advertising clients to air commercials for between two weeks to three months within a designated city or chain. We sell advertising airtime in increments of 5-, 7 1/2-, 10- and 15-second segments on a “per store per day” basis. The total advertising airtime available for each store each day equals the total number of seconds within each playing cycle which typically runs for 12 or 14 minutes. In stores where we have set up multiple channels, we may sell airtime on a per channel basis, instead of a per store basis.

For example, an advertiser may contract to air a 30-second commercial for two weeks in five hypermarket stores within one chain in Shanghai, to be played twice within each cycle, with each play cycle programmed to air 12 minutes of commercials repeated five times every hour during the store’s opening hours from 9 a.m. to 9 p.m, the selling price the advertiser will pay for the 30-second commercial will be computed as follows:

15-second rate effective for the stores in this chain in Shanghai

X 2 for the number of 15-second intervals within a 30-second commercial

X 2 for the number of times the commercial will air within each cycle

X 5 for the number of stores

X 14 days

X discount rate.

Our total advertising net revenues are an aggregate of net revenues from all sales and are a function of the following factors:

•

Average Selling Price.    Our established rates differ based on the length of the advertising increment chosen by our clients. In addition, our advertising rates differ based on the city or region and the particular chain where the segment will be aired. Our clients will specify these criteria, but they cannot specify any particular store or any particular location over any other store or location within a given city. We implemented a 69.7% rate increase in February 2006 and an 18.8% rate increase in August 2006 for stores throughout our network. We subsequently implemented an 80.9% rate increase for select chain stores and cities in February 2007. These increases were in response to market demand for advertising with particular chains and in-store television advertising in general, competition and other market conditions. After we calculate the total purchase price based on a client’s specifications, we usually follow the market practice of offering a discount on the total price, which varies from client to client depending on the strategic value of the client and the amount of the client’s total purchase. Our average discount rate has remained stable in 2005, 2006 and the six months ended June 30, 2007. Typical advertising contracts run from several weeks to several months and range in value from approximately $10,000 to $500,000.

•

Total Number of Time Slots Available.    We sell advertising airtime in increments of 5-, 7 1/2-, 10- and 15-second segments. For the purpose of this prospectus, we calculate the total number of time slots available by multiplying the number of 15-second equivalent segments in each play cycle with the number of stores. The number of time slots increases proportionately with the increase in the number of minutes of play time within each cycle. As the total airtime is limited to the opening hours of the stores, the effect of increasing minutes of airtime within each cycle is to decrease the number of cycles, or the frequency of repeating the commercials. We have in the past increased the number of minutes per cycle for select stores and during peak holiday seasons.

•	Utilization Rate. Utilization rate is the result of dividing total number of time slots sold by total number of time slots available.

•

Channels.    For stores where we have set up multiple channels, we may sell airtime on a per channel basis, instead of a per store basis. We generally charge a lower selling price for airtime sold on a per channel basis than on a per store basis to reflect the fewer number of screens dedicated to a channel compared to airing store-wide. However, because we can increase the number of time slots for sale during the opening hours of a store, we can achieve a net increase in revenue from airing commercials in that store. We have implemented multiple channels on a test basis within Carrefour and B&Q stores, and are capable of rolling out multi-channel airing to other stores within our network.

In growing our net revenues and evaluating our operating results, we focus on the following areas:

Our Audience Base

We focus on growing our audience base as a means of increasing our average selling price and advertising revenues. We can charge a higher selling price and attract more advertisers to buy our airtime if we can offer them an effective medium for conveying merchandizing messages to their target audience. We seek to achieve this by building an audience base of shoppers in premier retail outlets with high revenues and heavy shopper traffic, and growing this base by increasing the number of stores and retailers in our network. During 2006, we increased the number of stores in our network by 67.2% from 293 as of December 31, 2005 to 490 as of December 31, 2006. As of June 30, 2007, we had expanded our network coverage to 522 stores across 65 cities and had contractual rights to extend our network coverage to approximately 400 additional stores.

Relevance and Entertainment Value of Programming

We believe we can attract more shoppers to view our network and our advertisers’ commercials by enhancing the relevance and entertainment value of our programming. We plan to offer short clips of product education programs and entertainment and sports programs to our viewers during high-traffic periods on a test basis. As we allocate airtime on our network to non-advertising programming, we will reduce the airtime available for sale in a particular store or chain. However, we may correspondingly charge a higher price for airing commercials in between the programming. Our revenue growth will depend on our ability to achieve the optimal balance between advertising and non-advertising programming.

Relationship with Advertisers

We have established relationships with over 260 advertising clients as of October 15, 2007. Our clients include companies whose products or services are featured in the commercials and their designated advertising agencies. For the years 2005, 2006 and the six months ended June 30, 2007, our top ten clients contributed to 66.8%, 52.0% and 56.1% of our revenues, respectively. Our continued growth will depend on our ability to successfully market our advertising services to new clients and increase sales from our existing clients.

Other Services Revenues

Net revenues from other services include revenues from organizing promotional events for our advertising clients. These net revenues comprised 51.3%, 17.5% and 6.0% of our total net revenues in 2005, 2006 and the six months ended June 30, 2007, respectively. Our other services revenues may vary significantly from period to period, depending on the requirements in the contracts with our clients for these services. We stage indoor and outdoor promotional activities, including designing promotional booths and stages and distributing advertising brochures. These services are tailored to the needs of individual clients and vary from client to client.

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses, in absolute amount and as a percentage of total net revenues, for the periods indicated.

	Year Ended December 31,					Six months Ended June 30,
	2005		2006			2006		2007
	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(in thousands, except percentages)
Net revenues	21,659	100.0	158,289	20,795	100.0	48,436	100.0	141,963	18,650	100.00
Cost of revenues
Advertising	33,259	153.6	95,045	12,486	60.0	39,563	81.7	61,893	8,131	43.6
Other services	9,651	44.6	18,676	2,454	11.8	4,549	9.4	7,853	1,032	5.5
Total cost of revenues	42,910	198.1	113,721	14,940	71.8	44,112	91.1	69,746	9,163	49.1
Gross loss/income	21,251	98.1	44,568	5,855	28.2	4,324	8.9	72,217	9,487	50.9
Operating expenses
Selling expenses	6,651	30.7	17,105	2,247	10.8	6,264	12.9	12,396	1,628	8.7
General and administrative expenses	6,858	31.7	18,064	2,373	11.4	7,518	15.5	9,319	1,224	6.6
Depreciation expenses	258	1.2	317	42	0.2	126	0.3	141	19	0.1
Bad debt provision/reversal	—	—	10,126	1,330	6.4	—	—	8,140	1,069	5.7
Loss on disposal of property and equipment	—	—	2,335	307	1.5	2,335	4.8	—	—	—
Total operating expenses	13,767	63.6	47,947	6,299	30.3	16,243	33.5	13,716	1,802	9.7

Cost of Revenues.    Our cost of revenues includes costs directly attributable to our advertising and other services and we expect cost of revenues to increase as we expand our network.

•

Advertising.    These costs primarily consist of the 5% business taxes for technical and consulting service fees charged by CGEN Shanghai to CGEN Network, the rental fees we pay the retailers for installing our network in their stores, revenue sharing with retailers, compensation and bonuses of our technical support staff and cost of depreciation and amortization of equipment and software used directly in airing commercials on our network.

•	Other services. These costs primarily comprise handling costs in connection with the staging of promotional events.

Operating Expenses.    Operating expenses consist of selling expenses, general and administrative expenses, depreciation and amortization expenses and allowances for doubtful accounts receivable.

•

Selling Expenses.    Selling expenses include headcount-related expenses and third-party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental and communication costs. Our selling expenses generally correspond to the increases and decreases in our net revenues.

•

General and Administrative Expenses.    General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, travel and entertainment, office rental and communication costs. After we become a public company, we would expect our general and administrative expenses to increase significantly as an absolute amount and as a percentage of our net revenues due to expected increases in professional fees, board of directors’ compensation and costs related to investor relations and director and officer insurance.

•

Depreciation Expenses.    These include depreciation expenses related to property and equipment not directly used in our network. Our depreciation expenses as a percentage of net revenues for 2005 and 2006 were 1.2% and 0.2%, respectively. We expect these expenses to decrease as a percentage of net revenues as the capital costs being depreciated were incurred prior to the revenue growth generated from such capital costs.

•

Bad Debt Provision.    We experienced delays in collecting from a number of our clients in the past and provided for the probability that some of the receivables from them were not collectible. The average number of days of receivables aging were 121 days for 2005, 134 days for 2006 and 149 days for the six months ended June 30, 2007. We do not expect the account receivable days to significantly improve in the foreseeable future due to current market practice in China.

•

Loss On Disposal of Property and Equipment.    We have incurred losses on disposal of network equipment as a result of reconfiguration of store layout by retailers, closing of stores or our withdrawal from select stores as part of our operation strategy.

We did not record any share-based compensation expenses in our operating expenses in 2005, 2006 or for the six months ended June 30, 2007 because our share options contain a performance condition of consummation of an initial public offering. As of December 31, 2006 we had RMB3.7 million ($0.5 million) in unrecognized share-based compensation expenses, which will be expensed over a three year period following our initial public offering.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiary in Hong Kong, CGEN Hong Kong, is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations. CGEN Hong Kong currently enjoys exemption of enterprise income tax on dividends received by it from its subsidiary in China.

CGEN Shanghai and CGEN Network are subject to a 5% business tax and CGEN Network is subject to an additional 0.5% surcharge on revenues generated from their operations assessed by various local tax authorities. Additionally, CGEN Network is subject to a 4% culture tax assessed by local tax authorities on its advertising revenues. CGEN Shanghai and CGEN Network are also subject to enterprise income taxes assessed on taxable income generally at the statutory rate of 33% under PRC laws. As CGEN Shanghai is located in a high-tech economic zone, the statutory rate applicable to any net income it generates can be potentially reduced to 15%. CGEN Shanghai and CGEN Network did not pay any enterprise income tax in 2005, 2006 or for the six months ended June 30, 2007 because they incurred net losses during those periods. As a software company, CGEN Shanghai may apply for a 2-year exemption and a three-year 50% reduction of enterprise income tax.

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law that is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. Existing companies may continue to enjoy the preferential tax treatments they are currently entitled to and are required to transition to the new enterprise income tax rate during a five-year transition period, but detailed rules and regulations for the implementation of the new tax law have not been promulgated. It is unclear whether CGEN Shanghai would be entitled to the 15% reduced rate or the 2-year exemption and 3-year 50% reduction on its future net income.

Furthermore, under the New EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The New EIT Law, however, does not define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we or our non-PRC subsidiary should be classified as a resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the New EIT Law, dividends from our PRC subsidiary to us will be subject to a withholding tax. The rate of the withholding tax, which may be as high as 20%, has yet to be finalized pending promulgation of implementing regulations. Our ultimate tax rate is expected to be determined by tax arrangements between China and Hong Kong and those between China and the Cayman Islands, through which our PRC subsidiary is directly or indirectly held. Currently, there is a memorandum of understanding between China and Hong Kong and no tax treaty between China and the Cayman Islands relating to income tax. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact. The New EIT law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exceptions, but permits companies to continue to enjoy their existing preferential low tax rates for up to five years or, if there is a fixed term for such treatment, until such treatment expires in accordance with its current terms.

Critical Accounting Policies

The preparation of our financial statements requires the use of estimates and assumptions. These affect the classification and valuation of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. Actual values may vary from the estimates. The estimates and the assumptions are continually reviewed.

Critical accounting policies are those that are both most important to the portrayal of our financial position, results of operations and cash flows, and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies that we disclose will not necessarily result in material changes to our financial statements in any given period but rather contain a potential for material change. The main accounting policies used by us are outlined in note 2 to our financial statements included in this prospectus. While not all of the significant accounting policies require difficult, subjective or complex judgments, we consider the following accounting policies to be critical accounting policies.

Revenue Recognition

We recognize revenue for the rendering of services when:

•	persuasive evidence of an arrangement exists;

•	the services have been rendered;

•	the fees are fixed or determinable; and

•	collectibility is reasonably assured.

Most of our revenues are derived from the sale of advertising airtime on our network. Advertisement terms, including the airtime pattern, are specified in the advertising contracts with the customers or advertising agents, which are generally short-term in nature ranging from two weeks to three months. We generally recognize advertising service revenues over the scheduled play period under the related advertising contracts, so long as the four revenue recognition criteria are met, including reasonable assurance of collectibility and satisfaction of acceptance provisions. When any of the revenue recognition criteria is not met, revenues are deferred until such time the criteria are satisfied.

We also provide free airtime to the retailers from which we lease space for the deployment of our network. The leasing terms require that we allocate, free-of-charge, 5% to 25% of our airtime to these retailers. We have determined that the fair value of these barter transactions is not reasonably determinable since we have (i) idle utilization of our advertising network, (ii) no history of sales contracts with its customers of a similar duration, and (iii) no comparable lease contracts with comparable retailers for which no free airtime is provided. Accordingly, such barter transactions are recorded based on the carrying amount of the advertising surrendered, which is nil.

Revenues from other services primarily include revenues from organizing promotional events for our advertising clients. These services and activities are tailored to individual customer’s needs and arrangements are specified in the sales contract. We recognize revenues from organizing promotional events upon completion of the events.

We offer customers discounts that vary in amount depending on the strategic value and volume of business of the particular customer. These discounts are accounted for as a reduction of revenues as the related revenues are recognized.

Allowance for Doubtful Accounts

Our accounts receivable balance on our balance sheet is affected by our allowance for doubtful accounts, which reflects our estimate of the expected amount of the receivables that we will not be able to collect.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed our historical experience, our estimates could change and impact our reported results.

Allowance for doubtful accounts amounted to nil, RMB10.1 million ($1.3 million) and RMB2.0 million ($0.3 million), as of December 31, 2005, 2006 and the six months ended June 30, 2007, respectively, representing nil, 9.9% and 1.3% of our accounts receivable as of those dates. This allowance reflected a reduction in accounts receivable that was charged to bad debt provision under operating expenses. If we were to change our bad debt provision by 10%, our operating loss would be affected by RMB1.0 million in 2006.

Deferred Taxation

We follow the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, after weighing all available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment dates of the new tax rates.

In certain situations, the PRC tax authority may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Share-Based Compensation

Under SFAS No. 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation.

We adopted a share option scheme in April 2006, and issued options to purchase 13,210,000, 3,120,000, 570,000, 3,000,000, 3,186,518, and 500,000 ordinary shares in May, June and September 2006, January, March and May 2007, respectively. We further adopted a share option scheme in March 2007, and issued options to purchase 2,773,180 and 2,500,000 ordinary shares in March and May 2007, respectively. Share options granted under the 2006 and 2007 schemes contain a performance condition such that the options are not exercisable until the completion of an initial public offering. Accordingly, no compensation expense was recognized for the year ended December 31, 2006 or the six months ended June 30, 2007. As of June 30, 2007, there was RMB9.5 million ($1.2 million) of unrecognized share-based compensation cost related to share options.

We have determined the fair value of our options using the binomial option pricing model, which requires the input of highly subjective assumptions, including the suboptimal exercise factor, volatility of the underlying shares, the expected price multiple at which the options are likely to be exercised. The binomial model is a lattice or open-form model that looks at the probabilities of two alternative outcomes at each node or step in the lattice. The model creates a tree of possible future stock price movements and the option prices. Binomial model takes into account employee exercise patterns based on changes in a company’s stock price and other relevant variables and provides for other dynamic input assumptions which often result in a better estimate of fair value of options. We estimate our forfeitures based on past employee retention rates and our expectation of future retention rates, and we will prospectively revise our forfeiture rates based on actual experience. Our share option compensation charges may change based on changes to our actual forfeitures. For expected volatilities, we referred to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on a retrospective valuation prepared by Censere Group, an independent valuation firm, which adopted a generally accepted valuation methodology to derive our total equity value.

Censere Group used the discounted cash flow method to assess our equity value at the measurement dates. The discounted cash flow method involved applying an appropriate discount rate to estimated cash flows that were based on our earnings forecasts. The discount rate used is the weighted average cost of capital, or WACC, to reflect the risks of the cash flows. A change in the discount rate by 1% will result in 5.5% change in our equity value. As we were a privately held company at the measurement dates and the discount rate used was based on WACC for publicly traded comparable companies, Censere Group applied a further discount for lack of marketability to derive our equity value.

The equity value was allocated between ordinary shares and preferred shares in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. The fair value was allocated between the preferred shares and the ordinary shares based on the probability-weighted average of expected future net cash flows or distributions to shareholders. This also took into consideration each of the possible future events and the rights and preferences of each class of shares.

An option-pricing method is used to allocate the equity value between the preferred shares and ordinary shares under the liquidation and redemption scenarios. Under the option-pricing method, each class of shares is modeled as a series of call options with a distinct claim on our equity value, the value of which is estimated using the Black-Scholes model. The characteristics of each class of shares, including liquidation preference and conversion ratio of the preferred shares, determine the claim of the preferred shares on our equity. In applying the option-pricing method to the redemption scenario, non-participation clause beyond the redemption value of the preferred shares are also included.

Under the public offering scenario, based on the assumption that all preferred shares would convert into ordinary shares at a 1:1 ratio, our equity value is allocated to all issued ordinary shares, including ordinary shares convertible from preferred shares. In addition, the preferred shares are entitled to a performance guarantee of net income for 2006 and 2007, and the value of the performance guarantee is added to the preferred shares while the fair value of the ordinary shares is derived by deducting the value of the performance guarantee.

The fair values of stock options granted to directors and employees, respectively, during the year ended December 31, 2006 were determined using the following assumptions:

	May 8, 2006	June 30, 2006	September 1, 2006	January 31, 2007		March 15, 2007		March 31, 2007		May 15, 2007
Average risk-free rate of return	5.07%	5.14%	4.66%		4.81%		4.48%		4.48%		4.66%
Suboptimal exercise factor	1.2 - 2	1.2 - 2	1.2 -1.5		1.2 - 2.0		1.2 - 2.0		1.2 - 2.0		2.0
Volatility rate	37.32%	37.32%	37.32%		31.96%		31.96%		31.96%		31.00%
Expected dividend yield	0%	0%	0%		0%		0%		0%		0%
Fair value of ordinary share	$0.0941	$0.1017	$0.1199	US$	0.1829	US$	0.1875	US$	0.1875	US$	0.1844
Estimated forfeiture rate per annum
Senior management	0%	0%	0%		0%		0%		0%		0%
Management	35%	32%	30%		27%		25%		25%		25%
Employees	45%	42%	40%		37%		35%		35%		34%

The suboptimal exercise factor is defined as the price multiple at which our employees are likely to exercise their options. For example, an assumption of two times price multiple for senior management means senior management is assumed to be likely to exercise their options when the future stock price is double the exercise price for their options. One of the flexibilities and advantages of the binomial model is that it captures the value of early exercise via input assumption of the suboptimal exercise factor. However, different exercise factors will produce different estimate of option values, and eventually a different estimate of option expenses.

For a summary of option grants to our directors as of the date of this prospectus, executive officers, and other individuals as a group, please see “Management—Share Incentives—Historical Option Grants.”

We believe that the difference between the fair value of the shares at the May 2007 option grant date of RMB1.4177 ($0.1844) per share and $0.70 per share, the estimated initial public offering price, being the mid-point of the shares on the front cover page of the prospectus, is primarily attributable to the following factors:

Market Factors

•	The 43.9% discount for lack of control and marketability previously used to value our ordinary shares is no longer applicable.

•	From May 2007 to the date of this prospectus, valuations for securities of China-based companies listed on stock exchanges in the U.S. increased significantly, driven by demand from investors.

Business Factors

The following factors, occurring after May 2007, have caused us to significantly increase our 2008 through 2011 estimated revenues and net income from May 2007 estimates and therefore our valuation:

•	We entered into a three-year contract with Wal-Mart in the third quarter of 2007 for the deployment of our network in 100 Wal-Mart stores.

•	We renewed our rental agreement in the third quarter of 2007 with Carrefour.

Internal Control and Procedures

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. In the audit of our financial statements as of and for the years ended December 31, 2005 and 2006 and for the six months ended

June 30, 2007, our independent registered public accounting firm considered internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting, as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These material weaknesses related to (1) our ineffective control over revenue recognition, including (a) lack of signed contracts prior to commencement of services resulting in the absence of persuasive evidence that an arrangement existed to support recognition of revenue, (b) absence of robust, formalized, documented credit check procedures for accepting customers to assure reasonable collectibility prior to the recognition of revenue, (c) inadequate record keeping for delivery and acceptance of advertising and other services such as customer acknowledgement or history activity log to corroborate that we have duly rendered the services as contracted; (2) our inadequate control environment, principally as a result of lack of US GAAP knowledge and oversight, causing errors in financial statements, including accounting for preferred shares, convertible note and warrants, income taxes, shareholder expenses, internally developed software costs, revenue sharing and contingent rentals; and (3) insufficient monitoring to prevent and detect misstatements in accounting for share-based compensation, accruals of sales commissions, assessment of allowance for doubtful accounts and purchase cutoff.

We have begun the process to remediate these material weaknesses by adopting the following measures, among others:

•	taking actions to improve our financial statements closing process;

•	retaining PricewaterhouseCoopers as our advisor beginning October 2007 in the implementation of a Sarbanes-Oxley Section 404 compliance program; and

•	recruiting an experienced head of internal audit and risk management who will have relevant experience in internal audit of U.S.-listed companies.

In addition, we plan to hire more accounting staff and undertake other remedial measures to address the material weaknesses in time to meet the deadline for compliance with Section 404 of Sarbanes-Oxley first applicable to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. We estimate that our cost of implementing the Sarbanes-Oxley Section 404 compliance program will be approximately RMB3.0 million ($0.4 million).

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated.

	Year Ended December 31,			Six months Ended June 30,
	2005	2006		2006	2007
	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Net revenues:
Advertising revenues	10,553	130,626	17,161	42,163	133,448	17,531
Other services revenues	11,106	27,663	3,634	6,273	8,515	1,119

Total net revenues	21,659	158,289	20,795	48,436	141,963	18,650

Cost of revenues:
Advertising	(33,259)	(95,045)	(12,486)	(39,563)	(61,893)	(8,131)
Other services	(9,651)	(18,676)	(2,454)	(4,549)	(7,853)	(1,032)

Total cost of revenues	(42,910)	(113,721)	(14,940)	(44,112)	(69,746)	(9,163)

Gross (loss) profit	(21,251)	44,568	5,855	4,324	72,217	9,487

Operating expenses:
Selling expenses	(6,651)	(17,105)	(2,247)	(6,264)	(12,396)	(1,628)
General and administrative expenses	(6,858)	(18,064)	(2,373)	(7,518)	(9,319)	(1,224)
Depreciation expenses	(258)	(317)	(42)	(126)	(141)	(19)
Bad debt (provision) reversal	—	(10,126)	(1,330)	—	8,140	1,069
Loss on disposal of property and equipment	—	(2,335)	(307)	(2,335)	—	—

Total operating expenses	(13,767)	(47,947)	(6,299)	(16,243)	(13,716)	(1,802)

Operating (loss) income	(35,018)	(3,379)	(444)	(11,919)	58,501	7,685

Interest income	53	501	66	103	1,344	177
Interest expenses	(2,056)	(2,787)	(366)	(299)	(61)	(8)
Exchange gain	240	1,221	160	179	1,579	207
Other expenses, net	(375)	(228)	(30)	(81)	350	46

(Loss) income before income tax expenses	(37,156)	(4,672)	(614)	(12,017)	61,713	8,107
Income tax expenses	—	—	—	—	(7,209)	(947)

Net (loss) income	(37,156)	(4,672)	(614)	(12,017)	54,504	7,160

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net Revenues.    Total net revenues increased substantially from RMB48.4 million for the six months ended June 30, 2006 to RMB142.0 million ($18.7 million) for the same period in 2007.

•

Advertising.    Net revenues from advertising services increased substantially from RMB42.2 million for the six months ended June 30, 2006 to RMB133.4 million ($17.5 million) for the same period in 2007. The increase in net revenues from our advertising services was primarily due to the expansion of our network from 450 stores as of June 30, 2006 to 522 stores as of June 30, 2007, and an increase in the utilization rate from 36.3% as of June 30, 2006 to 57.9% as of June 30, 2007. The increase in net revenues was also attributable to an increase in our selling prices—we implemented a 18.8% rate increase in August 2006 while keeping our discount rates stable. The number of our advertisers also increased between the two periods.

•

Other services.    Net revenues from our other services increased by 35.0% from RMB6.3 million for the six months ended June 30, 2006 to RMB8.5 million ($1.1 million) for the same period in 2007. This growth was primarily attributable to the increased opportunities of marketing our promotional and other services as a result of the expansion of our network and client base.

Cost of Revenues.    Cost of revenues increased substantially from RMB44.1 million for the six months ended June 30, 2006 to RMB69.7 million ($9.2 million) for the same period in 2007.

•

Advertising.    Cost of revenues from advertising services increased substantially from RMB39.6 million for the six months ended June 30, 2006 to RMB61.9 million ($8.1 million) for the same period in 2007, primarily due to increased sales, which led to increased rental expenses (including contingent rental expenses resulted from revenue sharing) from RMB32.9 million for the six months ended June 30, 2006 to RMB52.4 million ($6.9 million) for the same period in 2007, depreciation and amortization expenses, and business tax for technical and consulting service fee charged by CGEN Shanghai to CGEN Network.

We expect our rental expenses to increase substantially beginning from the three months ended September 30, 2007 as we are obligated to pay increased rental fees under our renewed lease with Carrefour and rental fees under our newly entered contract with Wal-Mart. We do not expect to generate revenues from our contract with Wal-Mart until the second quarter of 2008. Our contract with Wal-Mart also contemplates that, once we form a joint venture with Thomson and the joint venture has established a China subsidiary, the contract will be assigned to this China subsidiary.

•

Other Services.    The increase in cost of revenues from other services increased from RMB4.5 million for the six months ended June 30, 2006 to RMB7.9 million ($1.0 million) for the same period in 2007 primarily due to increased sales. Our costs for other services vary with the type of promotional activity.

Gross Margin.    As a result of the foregoing, the gross margin for advertising services increased from 6.2% for the six months ended June 30, 2006 to 53.6% for the same period in 2007, and the gross margin from other services decreased from 27.5% for the six months ended June 30, 2006 to 7.8% for the same period in 2007.

Selling Expenses.    Selling expenses increased from RMB6.3 million, or 13.0% of total net revenues, in the six months ended June 30, 2006 to RMB12.4 million, or 8.7% of total net revenues, for the same period in 2007. The increase in selling expenses was primarily due to increased sales commissions as our advertising service revenues grew. As a percentage of total net revenues, selling expenses decreased for the six months ended June 30, 2006, compared to the same period in 2007, as we grew our revenue base and achieved greater economies of scale.

General and Administrative Expenses.    Our general and administrative expenses increased substantially from RMB7.5 million for the six months ended June 30, 2006 to RMB9.3 million ($1.2 million) for the same period in 2007, primarily as a result of an increase in salaries by RMB1.5 million ($0.2 million) due to the hiring of management and other personnel as we grew our business. We expect our general and administrative expenses to increase by approximately RMB15.0 million ($2.0 million) after we became a public company, as a result of increased audit, legal, insurance and various other expenses associated with our being a public company.

Depreciation Expenses.    Our depreciation expenses remained relatively stable for the six months ended June 30, 2007, compared to the same period in 2006. These expenses primarily relate to the depreciation of office equipment not used in the operation of our network.

Bad Debt Reversal.    We recognised a net bad debt reversal of RMB8.1 million ($1.1 million) in the six months end June 30, 2007. This reversal was primarily the result of collections on receivables from three clients previously classified as doubtful accounts.

Loss on Disposal of Property and Equipment.    Loss from disposal of property and equipment was RMB2.3 million in the six months ended June 30, 2006 and nil for the same period in 2007. The amount for six months ended June 30, 2006 mainly represents losses of equipment to accommodate the reconfiguration of store layout by retailers and irrecoverable equipment from stores that were closed or from which we chose to withdraw our network as part of our operation strategy.

Income Tax Expenses.    We did not incur any income tax expenses for the six months ended June 30, 2006. For the six months ended June 30, 2007, we recorded current income tax expenses of RMB7.2 million ($1.0 million) primarily as a result of the recognition of unrecognized tax benefits of RMB82.0 million ($10.8 million) related to CGEN Network’s unbilled receivables and CGEN Shanghai’s unbilled technical and consulting service fees to CGEN Network, which was partially offset by deferred tax-related income tax benefits of RMB74.8 million ($9.8 million).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.    Total net revenues increased substantially from RMB21.7 million in 2005 to RMB158.3 million ($20.8 million) in 2006.

•

Advertising.    Net revenues from advertising services increased substantially from RMB10.6 million in 2005 to RMB130.6 million ($17.2 million) in 2006. The increase in net revenues from our advertising services was primarily due to the expansion of our network from 293 stores as of December 31, 2005 to 490 stores as of December 31, 2006, and an increase in the utilization rate from 9.3% in 2005 to 43.6% in 2006. The increase in net revenues was also attributable to an increase in our selling prices—we implemented a 69.7% rate increase in February 2006 and a further 18.8% increase in August 2006 while keeping our discount rates stable during the period.

•

Other services.    Net revenues from our other services increased by 149.1% from RMB11.1 million in 2005 to RMB27.7 million ($3.6 million) in 2006. This growth was primarily attributable to the increased opportunities of marketing our promotional and other services as a result of the expansion of our network and client base. The number of promotional contracts increased from six contracts with four clients in 2005 to 15 contracts with nine clients in 2006.

Cost of Revenues.    Cost of revenues increased substantially from RMB42.9 million in 2005 to RMB113.7 million ($14.9 million) in 2006.

•

Advertising.    Cost of revenues from advertising services increased substantially from RMB33.3 million in 2005 to RMB95.0 million ($12.5 million) in 2006 primarily due to increased sales, which led to increased rental expenses (including contingent rental expenses resulted from revenue sharing) from RMB21.6 million in 2005 to RMB78.6 million ($10.3 million) in 2006, depreciation and amortization expenses, and business tax for technical and consulting service fees charged by CGEN Shanghai to CGEN Network.

•

Other Services.    The increase in cost of revenues from other services nearly doubled from RMB9.7 million to RMB18.7 million ($2.5 million) primarily due to increased sales. Our costs for other services vary with the type of promotional activity.

Gross Margin.    As a result, the gross margin for advertising services was 27.2% in 2006, compared to (215.2)% in 2005, and the gross margin from other services increased from 13.1% in 2005 to 32.5% in 2006.

Selling Expenses.    Selling expenses increased from RMB6.7 million, or 30.7% of total net revenues, in 2005 to RMB17.1 million ($2.2 million), or 10.8% of total net revenues, in 2006. The increase in selling expenses was primarily due to increased headcount-related costs associated with the expansion of our sales force as net revenues grew. As a percentage of total net revenues, selling expenses decreased from 2005 to 2006 as we grew our revenue base and achieved greater economies of scale.

General and Administrative Expenses.    Our general and administrative expenses increased substantially from RMB6.9 million in 2005 to RMB18.1 million ($2.4 million) in 2006, primarily as a result of an increase in salaries by RMB12.2 million ($1.6 million) due to the hiring management and other personnel as we grew our business.

Depreciation Expenses.    Our depreciation expenses remained relatively stable in 2005 and 2006. These expenses primarily relate to the depreciation of office equipment not used in the operation of our network.

Bad Debt Provision.    Our bad debt provision increased substantially from nil in 2005 to RMB10.1 million ($1.3 million) in 2006. The increase from 2005 to 2006 was primarily due to an increase in accounts receivable due to the financial difficulties experienced by three of our clients in 2006.

Loss on Disposal of Property and Equipment.    Loss from disposal of property and equipment was nil in 2005 and RMB2.3 million ($0.3 million) in 2006. The amount in 2006 mainly represents losses of equipment to accommodate the reconfiguration of store layout by retailers and irrecoverable equipment from stores that were closed or from which we chose to withdraw our network as part of our operation strategy.

Income Tax Expenses.    We did not incur income tax expenses in 2006 and 2005 as we had no taxable income for those years.

Our Selected Quarterly Results of Operation

The following table sets forth our selected unaudited consolidated quarterly results of operations for the consecutive six quarters in the period ended June 30, 2007. You should read the following information in conjunction with our audited and unaudited financial statements and related notes included elsewhere in this prospectus. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. Our unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operation results for the quarters presented. Our financial results in the six quarters ended June 30, 2007 may not be indicative of our financial results for 2007 or any future quarterly periods.

	For the Three Months Ended,
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(RMB in thousands)
Net revenues	20,438	27,998	54,596	55,257	65,379	76,584

Cost of revenues	(20,742)	(23,370)	(39,401)	(30,208)	(34,928)	(34,818)

Gross (loss) profit	(304)	4,628	15,195	25,049	30,451	41,766

Operating expenses:
Selling expenses	(2,864)	(3,400)	(4,619)	(6,222)	(5,244)	(7,152)
General and administrative expenses	(3,496)	(4,022)	(4,869)	(5,677)	(5,321)	(3,998)
Depreciation expenses	(51)	(75)	(78)	(113)	(80)	(61)
Bad debt reversal (provision)	—	—	—	(10,126)	—	8,140
Loss on disposal of property and equipment	(665)	(1,670)	—	—	—	—

Total operating expenses	(7,076)	(9,167)	(9,566)	(22,138)	(10,645)	(3,071)

Operating (loss) income	(7,380)	(4,539)	5,629	2,911	19,806	38,695

Interest income	34	69	115	283	360	984
Interest expenses	(210)	(89)	(84)	(2,404)	(61)	—
Exchange gain (loss)	353	(174)	671	371	423	1,156
Other (expenses) income, net	(112)	31	139	(286)	116	234

(Loss) income before income tax expenses	(7,315)	(4,702)	6,470	875	20,644	41,069
Income tax expenses	—	—	—	—	—	(7,209)

Net (loss) income	(7,315)	(4,702)	6,470	875	20,644	33,860

Liquidity and Capital Resources

Our cash and cash equivalents consist of cash on hand and liquid investments that are placed with banks and other financial institutions. The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006		2006	2007
	RMB	RMB	$	RMB	RMB	$
	(in thousands)
Net cash (used in) provided by operating activities	(29,843)	(54,434)	(7,151)	(51,328)	27,754	3,646
Net cash (used in) provided by investing activities	(16,126)	(30,771)	(4,042)	(9,603)	3,398	446
Net cash provided by (used in) financing activities	38,895	254,852	33,480	77,981	(5,000)	(657)
Net (decrease) increase in cash and cash equivalents	(7,074)	169,647	22,287	17,050	26,152	3,435
Effect of exchange rate changes on cash and cash equivalents	(135)	(8,346)	(1,096)	(881)	(4,156)	(546)
Cash and cash equivalents at beginning of period	17,045	9,836	1,292	9,836	171,137	22,483
Cash and cash equivalents at end of the period	9,836	171,137	22,483	26,005	193,133	25,372

We have financed our business primarily through cash generated from our operations, sale of preferred shares and borrowings.

In September 2007, CGEN Hong Kong borrowed a $30 million two-year term loan from Medley Opportunity Fund Ltd. Interest on the loan is charged at one-month LIBOR plus 5% per annum. If CGEN Hong Kong prepays the loan, it must pay a make-whole amount that will give the lender 15% annualized internal rate of return for at least one year. The loan is guaranteed by us and is secured by a floating charge over all our and CGEN Hong Kong’s assets, a fixed charge over our and CGEN Hong Kong’s bank accounts, and a pledge of shares in CGEN Hong Kong. The credit agreement requires that we maintain the following financial covenants:

•	interest coverage ratio of not less than 2 to 1;

•	consolidated tangible net worth of not less than $35 million;

•	consolidated debt to EBITDA ratio of not more than 4 to 1;

•	current assets to current liabilities ratio of not less than 1.2 to 1; and

•	accounts receivable to total debt ratio of note less than 2:1.

As a consideration for the loan, we also issued to the lender a warrant to purchase up to 3% of our fully diluted ordinary shares on an as-converted basis immediately after this offering at an exercise price of the lower of $0.70 per share and 75% of the price per share represented by the price per ADS in this offering. The warrant is exercisable upon the closing of this offering.

We expect to require cash in order to fund our ongoing business needs, including the purchase of flat-panel displays and the payment of rental fees to retailers for deploying our network in their stores. See “—Capital Expenditures” below for a discussion of our capital expenditure requirements. In connection with the renewal of our contract with Carrefour and our new contract with Wal-Mart, we expect to make prepayments of rent. We expect that we will be able to meet these and other anticipated cash needs in the next twelve months and the foreseeable future thereafter with existing cash balances, operating cash flow, proceeds from the term loan from Medley Opportunity Fund Ltd., and proceeds from this offering. We intend to fund the pre-payment in or after September 2008 of the $30 million term loan from Medley Opportunity Fund Ltd. with the proceeds of this offering.

Our working capital and cash flows are impacted by our billing practice upon completion of our services, which is influenced by our internal cash management decisions that take into account industry-wide payment practices and PRC business tax rules. Following normal business practices for service providers of the out-of-home advertising industry in the PRC, we pay business taxes when the payment is confirmed by our clients and we have issued tax receipts to our clients. We manage the timing of our tax payments, and our overall cash flows, by managing the timing of billing to our clients and issuance of tax receipts to our clients. (In our consolidated financial statements, we have accrued for business taxes payable on unbilled receivables when the underlying revenues were recognized.)

Operating Activities

Net cash used in operating activities amounted to RMB51.3 million for the six months ended June 30, 2006 compared to net cash provided by operating activities in the amount of RMB27.8 million ($3.6 million) for the same period in 2007. The change was primarily attributable to a substantial increase in net revenues from RMB48.4 million for the six months ended June 30, 2006 to RMB142.0 million ($18.7 million) for the same period in 2007 and the reduction of our net loss from RMB12.0 million to a net income of RMB54.5 million in the same period. Our cash collections from customers also improved relative to our increased revenue as accounts receivable increased by RMB56.5 million ($7.4 million). In addition, our cash inflow increased as we increased accrued expenses and other liabilities by RMB5.5 million and business and other taxes payable by RMB14.2 million.

Net cash used in operating activities increased from RMB29.8 million in 2005 to RMB54.4 million ($7.2 million) in 2006. Although we increased our net revenues from RMB21.7 million in 2005 to RMB158.3 million to 2006 and reduced our net loss from RMB37.2 million to RMB4.7 million in the same period, our cash collections from customers did not increase to the same extent: our accounts receivable increased by RMB88.5 million. In addition, our cash outflow increased as we increased prepayments by RMB17.4 million, primarily to make rental prepayments to large retail chains such as Carrefour and other prepayments of costs related to other services on promotional activities. This cash outflow is partially offset by a RMB15.6 million ($2.0 million) increase in other payables in 2006.

Investing Activities

Cash used in our investing activities primarily relate to our purchases and disposals of property, plant and equipment and allocation of funds to restricted cash. Net cash provided by investing activities was RMB3.4 million (0.4 million) for the six months ended June 30, 2007, representing the use of RMB1.8 million to purchase equipment and the release of RMB5.2 million cash from restriction. Net cash used in investing activities was RMB30.8 million ($4.0 million) in 2006, primarily consisting of RMB25.6 million ($3.4 million) used in the purchase of equipment and RMB5.2 million ($0.7 million) allocated to restricted cash as security for our loans. Net cash used in investing activities was RMB16.1 million in 2005, primarily for the purchases of equipment to be installed in our network.

Financing Activities

Cash provided by our financing activities primarily consist of proceeds from the sale of our convertible redeemable preferred shares, issuance of convertible notes and borrowings from commercial banks. Net cash used in financing activities was RMB5.0 million (0.7 million) for the six months ended June 30, 2007, primary consisting of repayments of our short term borrowings. Net cash provided by financing activities was RMB254.9 million ($33.5 million) in 2006, primarily due to the RMB267.7 million ($35.2 million) in proceeds from the issuance of our preferred shares and the RMB31.3 million ($4.1 million) in proceeds from the issuance of our convertible notes, partially offset by the RMB21.6 million ($2.8 million) repayment in borrowings and the RMB15.1 million ($2.0 million) in cost of repurchase of part of our preferred shares.

Net cash provided by financing activities was RMB38.9 million in 2005, primarily consisting of RMB36.4 million in proceeds from the issuance of our preferred shares, partially offset by the RMB12.3 million repayment in borrowings.

Capital Expenditures

We incurred capital expenditures of RMB17.0 million, RMB25.6 million ($3.4 million) and RMB1.8 million ($0.2 million) in 2005, 2006 and the six months ended June 30, 2007, respectively. Our capital expenditures were made primarily to acquire flat-panel displays for our advertising network. We estimate our capital expenditures in 2007 and 2008 to be approximately RMB39.0 million and RMB23.0 million, respectively, primarily for the purchases of flat-panel displays for the expansion of our advertising network. Because the prices of flat-panel displays are falling, we do not typically enter into long-term purchase contracts, but order our flat-panel displays approximately four to six weeks before their installation.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2007:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	565,175	241,968	289,333	33,874	—

Our operating lease obligations primarily relate to our obligations under lease agreements with retailers. In September 2007, CGEN Hong Kong borrowed a $30 million two-year term loan. See “—Liquidity and Capital Resources” for a discussion of the terms of the loan.

We have entered into a memorandum of understanding with Thomson S.A. for the formation of a joint venture. We may incur investment obligations once the terms of the investment are finalized.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China rose by 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiary and consolidated affiliate in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiary. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and our subsidiary with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of this subsidiary.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and term loan and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our net revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy had resulted in an approximately 9.5% appreciation of the RMB against the U.S. dollar by September 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Substantially all of our net revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiary and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into the RMB, as the RMB is our reporting currency.

Recent Accounting Pronouncements

In June 2006, the FASB EITF reached consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, that for taxes within the scope, a company may adopt a policy of presenting taxes either on a gross basis (included in revenues and cost) or a net basis (excluded from revenues). If taxes are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. EITF 06-3 is effective for the first interim reporting period beginning after December 15, 2006. We have included the business tax and surcharges incurred on our advertising services on a net basis in revenues.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group has adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48, if any, will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. We are currently assessing the impact, if any, that SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact, if any, of this new standard on our financial statements.

In March 2007, the FASB EITF released Topic D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC staff believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. We are currently assessing the impact, if any, of this new standard on our financial statements.

INDUSTRY

Overview of China’s Advertising Market

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Fast Growing Chinese Economy.    The Chinese advertising market is undergoing tremendous growth in response to, among other trends, the rapid increase in disposable income of, and consumption by, urban residents in China. The National Bureau of Statistics in China reported that the annual disposable income per urban household increased from $931 in 2002 to $1,475 in 2006, representing a CAGR of 12%. In Beijing and Shanghai, the annual disposable income per household is substantially higher than the national figure, with urban household annual disposable income in 2006 amounting to $2,506 and $2,593, respectively.

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Large Size and High Growth.    China has the largest advertising industry in Asia, excluding Japan. According to PricewaterhouseCoopers LLP, or PwC, advertising spending in China in 2006 was approximately $11.2 billion, accounting for 35% of the total advertising spending in Asia, excluding Japan. By 2008, China is projected to account for over 40% of the total advertising spending in the same region. The advertising market in China is also one of the fastest growing in the world, growing at a CAGR of 18% from 2002 to 2006, and is expected to continue growing at a CAGR of 15% from 2006 to 2011. The following graph illustrates the amount of advertising spending in China from 2002 to 2006, with projections from 2007 to 2011. The graph also indicates, for the same periods, the percentage of total advertising spending in China relative to total advertising spending in Asia, excluding Japan.

Source:	PricewaterhouseCoopers LLP

We believe the advertising market in China has the potential for considerable and sustained growth due to the current relatively low levels of advertising spending per capita and advertising spending as a percentage of GDP in China compared to other countries. The following table sets forth the advertising spending per capita and as a percentage of GDP in the countries listed below for 2006.

	Advertising Spending in 2006
	Per capita ($)	% of GDP
China	8.5	0.4
Hong Kong	314.1	1.2
South Korea	137.0	0.8
Taiwan	108.9	0.7
Japan	284.9	0.8
Asia weighted average	21.2	0.7
United States	612.4	1.4
United Kingdom	415.0	1.1

Source:	PricewaterhouseCoopers LLP; US Census Bureau; International Monetary Fund

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Urban Concentration.    Historically, advertising spending in China has been highly concentrated in more economically developed urban areas where income per capita is much higher than that in rural areas in China. In 2006, the advertising spending in the top ten cities in China accounted for 52% of the total advertising spending in China, according to Nielsen Media Research. Of these ten cities, Shanghai, Beijing, Guangzhou and Nanjing accounted for 24% of the total advertising spending in China.

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Rising New Advertising Media.    We define new advertising media as advertising media other than television, radio, newspapers, and magazines, including advertising media such as in-store advertising networks and online advertising networks. According to PwC, compared to Europe, the United States and other countries in the Asia Pacific region, new advertising media is increasingly accounting for a larger percentage of the total advertising spending in China. While advertising spending in China on television, radio, newspapers and magazines collectively grew at a CAGR of 16% from 2002 to 2006 and is projected to grow at a CAGR of 13% from 2007 to 2011, advertising spending on new advertising media in China grew at a CAGR of 28% from 2002 to 2007 and is projected to grow at a CAGR of 20% from 2007 to 2011.

China’s Retail Sector

Over the past decade, the retail sector in China has experienced dramatic changes, with modern retail chains overtaking traditional open-air markets and independent food stores as the dominant places of transactions for fast-moving consumer goods. According to Euromonitor, the share of grocery sales held by modern retail chains, including hypermarkets, supermarkets, discounters and convenience stores, grew from 11% of total grocery sales in China in 1999 to 54% in 2006, and is expected to grow to 65% by 2011. Additionally, consumers in China’s urban areas are exercising their increased purchasing power to drive growth in retail sales. According to Euromonitor, the total value of retail sales in China grew from $281 billion in 1999 to $529 billion in 2006, and is expected to grow to $690 billion by 2011.

A large factor in the increase in retail sales is the large and growing presence of hypermarkets in China. Euromonitor defines a hypermarket as a retail outlet selling groceries and non-food merchandise with a retail sales area of over 2,500 square meters. We believe the rise in popularity of hypermarkets is due in part to hypermarkets’ ability to offer more competitive pricing, a wider variety of merchandise and increased accessibility.

According to Euromonitor, hypermarkets accounted for 12% of the total value of grocery retailing in China in 2006 and are expected to increase that share to 16% by 2011. In addition, hypermarkets are the fastest growing retail segment in China, with the number of hypermarkets expected to grow at a CAGR of 12% from 2007 to 2011 and retail sales from hypermarkets expected to grow at a CAGR of 8% over the same period.

The following table sets forth the growth in the number of stores for selected leading hypermarkets and home-improvement stores in China from 2004 to six months ended as of June 30, 2007:

	2004	2005	2006	six months ended June 30, 2007
Carrefour	62	78	95	100
Wal-Mart	43	56	71	80
Lotus Supercenter	41	61	75	72
Century Mart	71	82	65	69
B&Q	21	48	58	58

Source:	China Chain Store and Franchise Association.

In-Store Television Advertising Market

In-store television advertising refers to television advertising conducted at the location in which purchase decisions are made and purchase transactions take place, including retail outlets such as hypermarkets and convenience stores as well as other sales points such as fast food outlets. In-store television advertising targets shoppers at specific store locations, allowing advertisers to create highly relevant content for the captive audiences at those locations. We believe that in-store television advertising is an effective and cost efficient method for advertisers to communicate their messages to a highly targeted audience.

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Effective.    Recent studies have shown the effectiveness of in-store television advertising networks in addressing targeted groups. According to a CTR Market Research survey we commissioned in 2005, approximately two-thirds of the hypermarket customers in China surveyed responded favorably to in-store advertising.

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Cost-efficient.    In-store television advertising is more cost-efficient than other advertising media, with a cost per mille (cost per thousand) viewers, or CPM, that is substantially lower than traditional television advertising in China, based on our analysis of published rate cards and ratings of traditional television and our analysis of the viewers of our network from surveys by CTR.

The growth of the market for in-store television advertising has benefited from the general increase in advertising spending, especially the spending on and the acceptance of new advertising media. It has also benefited from the rapid expansion of large retail networks in China, which allow advertisers of consumer brands to reach an increasing number of consumers at point-of-purchase locations.

BUSINESS

Overview

We operate one of the largest in-store television advertising networks in China, measured by market share of large retail chain stores that carry television advertising networks. Our network of digital flat-panel displays is deployed inside large-format retail chain stores characterized by high shopper traffic and sales revenues, such as hypermarkets and home-improvement superstores. Hypermarkets are large retail facilities that combine the product offerings of department stores and supermarkets, such as groceries, personal care products, clothing and consumer electronics. We have successfully captured a substantial share of our target retail stores in major Chinese cities: hypermarkets that generate minimum annual revenues of RMB200 million per store and attract a minimum daily average shopper traffic of 15,000. Our network is carried in 67% of these hypermarkets in 24 major cities that have installed in-store advertising digital displays, according to a survey commissioned by us and conducted in March 2006 by Sinomonitor, an independent market research company.

As of October 15, 2007, our network was carried in 534 stores across 65 cities in China, with an estimated target audience of approximately 80 million shoppers visiting those stores each week, based on data provided by our retailers. These 65 cities are among China’s most affluent cities, as measured by per capita GDP and disposable income in 2006. These cities include Guangzhou, Shanghai, Beijing and Nanjing, which together, according to Nielsen Media Research, accounted for 24% of all advertising expenditures in China in 2006. In a report commissioned by us, CTR Market Research, an independent research company, estimated that our advertising reach, or the percentage of shoppers in the stores who actually viewed our network, was approximately 70% in 2006. As of October 15, 2007, we had contractual rights to extend our network coverage to approximately 540 additional stores.

Stores that carry our network under multi-year contractual arrangements are part of leading national hypermarket chains such as Carrefour, Century Mart and Wal-Mart, leading regional hypermarket chains, such as Wu-Mart, and the leading home improvement superstore chain in China, B&Q Stores. Carrefour, Century Mart, Wu-Mart and B&Q carry our network exclusively. Our rental fees for these four retail chains accounted for 39.0% and 75.5% of our total rental fees for 2005 and 2006, respectively. In September 2007, we entered into a three-year contract to deploy our network in 100 Wal-Mart stores in China.

We sell airtime on our network to advertisers that want to target a captive audience of consumers in the retail stores while they are shopping and making purchase decisions, or at the point of purchase. As of October 15, 2007, more than 260 advertisers had purchased airtime on our network. Our top 25 advertisers by revenue include global consumer brands such as Nestle, Kraft, Crest, Johnson & Johnson, Maybeline and Asahi Beer, Chinese consumer brands such as Joincare, Longligi, Huangjindadang, Taier and Wuliangye, fast-food chains such as KFC, and a credit card association, Visa. A majority of our contracts are entered into with the designated advertising agencies of these brands, including leading advertising agencies such as WPP Group, Omnicom Group and Publicis.

Our network is different from those of our main competitors who operate flat-panel digital advertising displays that are not networked through broadband technology and update advertising content in each flat-panel display by manually changing pre-recorded DVDs or other storage media. Our network consists of a central management server system linked by broadband connections to computer servers at each retail store that carries our network. These computer servers receive content from our central management servers and play content locally on one or more flat-panel displays. Using virtual private network, or VPN, technology, we can remotely and cost-effectively distribute, air and update thousands of individual media files on a regular basis and manage displays on our network by store and by channel in order to reach our advertisers’ desired audience.

We derive most of our net revenues from the sale of advertising airtime. We also earn a portion of our net revenues from organizing in-store promotional events for retailers and advertisers. We have grown significantly since our inception in September 2003. In 2005, 2006 and the six months ended June 30, 2007, we generated net revenues of RMB21.7 million, RMB158.3 million ($20.8 million) and RMB142.0 million ($18.7 million), respectively. Our net loss for 2005 and 2006 were RMB37.2 million and RMB4.7 million ($0.6 million), respectively, and our net income for the six months ended June 30, 2007 was RMB54.5 million ($7.2 million).

Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our business through our consolidated variable interest entity, CGEN Network. We have a series of contractual arrangements with CGEN Network and its shareholders that enable us to effectively control and derive substantially all of the economic benefits from CGEN Network. See “Corporate Structure.”

Our Business Model

We believe our business model distinguishes us from traditional advertising media companies because of our ability to offer a value proposition to all three constituents of the advertising industry—advertisers, retailers and consumers.

Advertisers.    Since our inception, we have focused on building a network that covers quality, large-format retail chain stores operating in China’s most affluent cities, where retail consumption is the highest. We enable advertisers to deliver high-impact, relevant and targeted messages to consumers in the stores where their products are sold. Because our viewers are actively engaged in shopping during the airing of our advertisements, we believe they are more receptive to, and influenced by, the advertisements on our network than advertising not shown at the point of purchase.

Retailers.    We typically pay retailers rent for carrying our network in their stores. We believe that retailers also benefit from incremental product sales as a result of targeted advertising of the products sold in their stores. Our network provides retailers a multimedia platform for communicating product promotions or other store-specific information to their shoppers, and together with the differentiated shopping experience our network offers, helps enhance the branding of our retailers. Our network also offer retailers an effective platform for collaborating with merchandisers on marketing campaigns and strengthening their relationships.

Consumers.    Our network entertains shoppers and informs them about new products and product promotions in that particular store. We believe the infotainment we air on displays at check-out lines also reduces perceived wait-time. We also believe our network provides a differentiated shopping experience for customers in stores that carry our network.

Our Strengths

Largest market share of premier hypermarkets.    We were the first company to deploy a televised in-store advertising network in hypermarkets in China and have since built relationships with premier hypermarket chains. Our network is carried by leading retailers of fast-moving consumer goods and home improvement products. As of October 15, 2007, we have expanded our network to cover 534 stores of 26 leading retail chains across 65 cities in China and have contractual rights to deploy our network in approximately 540 additional stores. Based on a survey in 24 major cities in China commissioned by us and conducted in March 2006 by Sinomonitor, our network is carried in 67% of hypermarkets with annual revenues of more than RMB 200 million and daily shopper traffic of more than 15,000 that have installed in-store digital flat-panel displays. We believe our established relationships with leading retail chains enable us to grow with them as they open new stores. Our network provides retailers with a means to enhance the shopping experience for their customers, as well as a means to communicate with customers. We believe our relationships with top retailers also enable us to attract new retailers to carry our network.

Top-tier client base of well-known brands.    We have established relationships with over 260 advertising clients as of October 15, 2007, including some global, well-known consumer goods brands such as Nestle, Kraft, Crest, Johnson & Johnson, Maybeline and Asahi Beer, fast-food chains such as KFC, and a credit card association, Visa. We have extensive relationships with leading advertising agencies, such as WPP Group, Omnicom Group and Publicis. Our network offers advertisers access to a desirable target audience of shoppers in retail stores with high revenues and shopper traffic. We believe our successful partnerships with leading brands help us convince more advertisers to include in-store television advertising as part of their marketing strategy and give us a compelling platform to attract new advertisers to buy airtime on our network.

Technology-enabled, flexible and scalable distribution network.    We believe we are currently the only national operator using broadband and VPN technology to deliver advertising content nation-wide to in-store television advertising networks in China. Our main competitors operate flat-panel digital advertising displays that are not networked through broadband technology. Our VPN infrastructure is built on our proprietary Media-1 media scheduling and distribution software. Our proprietary software allows us to centrally and remotely schedule, distribute, monitor and trouble-shoot the operation of approximately 10,000 digital flat-panel displays supported by 844 servers, which are installed in 531 stores across 65 cities in China. We have the capability to operate multiple channels within the same store, offering advertisers the option to further tailor their messages to the desired audience. In this manner we provide additional avenues to generate advertising revenues. Our network is highly scalable and can support additional servers and display panels. We can expand our network with increased efficiency and at a lower incremental cost compared to our competitors. Our flexible and responsive system is uniquely suited for the retail environment by potentially accommodating retailers’ need to convey to shoppers time-sensitive promotional messages.

Seasoned management team with relevant and complementary experience.    Our management team combines operational and leadership experience in media, retail, advertising and information technology, which are areas critical to the success of an in-store television advertising network. For example, the IT background of our co-founder and chairman, Mr. Yising Chan, is instrumental to the design, maintenance and continual upgrade of our network infrastructure. Our co-founder and chief executive officer, Mr. Guanyong Tian, previously worked at several large retail chains in China, including Metro Cash and Carry. Our director and president of CGEN Shanghai, Mr. Lijun Mei, was previously the head of advertising at Shanghai Media Group, one of the largest conglomerates in China and his experience in the advertising industry enables us to better address the needs of our advertising clients. Most of our managers have management experience in multinational corporations in China or abroad. They also have substantial local industry knowledge in their respective fields. We believe this unique combination of international experience and local industry knowledge makes us an invaluable partner for leading retailers and advertisers, particularly international players operating in or entering the Chinese market.

Our Strategy

Our goal is to build the largest in-store television advertising network in China, connecting advertisers with their target shoppers, generating sales uplift for retailers and enhancing the shopping experience of customers. We intend to achieve these goals by pursuing the following elements of our strategy:

Consolidate our leadership position by expanding our network.    We currently operate the largest in-store television advertising network in premier hypermarkets in China. To further solidify our leading position, we intend to aggressively expand our network’s reach by:

•	growing with our existing retailers as they open new stores;

•	offering separate channels for airtime sales at check-out lanes and different retail areas within the same store;

•	signing exclusive, multi-year contracts with additional retailers; and

•	obtaining existing networks or retailer relationships through strategic acquisitions.

As we expand our network nationwide, we focus on building new relationships with high-quality retailers. We believe Chinese consumers, especially our target advertising audience, prefer to shop at high-quality, reputable retail stores. As a result, a close alliance with these retailers will enhance the appeal of our network to our advertising customers.

Enhance the effectiveness of our advertising medium by offering differentiated and tailored advertising solutions.    Critical to the success of our business model is our ability to provide a highly effective advertising medium that increases the sales of products and services advertised and generates more revenues for our retail partners. To enhance the effectiveness of advertising on our network, we will increasingly offer differentiated advertising solutions such as airing advertising and media content tailored to the merchandise displayed in a particular area of a store and the target consumers of the merchandise, as well as offering advertisers a broader selection of retailer locations and helping them customize their marketing messages for a specific retail environment. In addition, we intend to leverage our broadband-based network and our strategic partnership with the Shanghai Media Group to air non-advertising content, such as news bulletins, weather forecasts, sports updates, variety shows and other programming, in order to capture a larger viewing audience. We believe that with a highly effective advertising medium of nationwide reach, we can further strengthen our relationships with existing clients and build recurring orders and an increasing share of their marketing budgets. Meanwhile, we believe our contribution to the success of existing clients and retail partners will attract more retail partners to carry our network and more advertisers to advertise on our network.

Strengthen service capabilities and increase operational efficiency through technological innovations.    Technology has always been central to our business model and core competency, partly due to the strong IT background of one of our co-founders. We are a pioneer in China in adopting broadband technology to operate a nationwide network and we will continue to adopt new and relevant technologies to increase our network’s responsiveness, reliability and security. For example, we may introduce interactive screens that give viewers options to access a wide menu of product information and innovative functions that enhance the shopping experience. Furthermore, we are currently in the process of further automating our program scheduling process to increase productivity and operational efficiency.

Expand into new consumer segments where our advertising solutions can be easily deployed and our current success in hypermarkets can be easily replicated.    We target retailers that have a broad selection of national brands and/or high shopping traffic from consumers with demographic characteristics and purchasing habits that are attractive to our advertisers. Currently, we are focusing our growth efforts on the hypermarket and home-improvement superstores. We intend to leverage our nationwide reach, technology-enabled network, highly effective advertising solution and service capabilities and knowledge of our target consumers to expand into other consumer segments, such as fast food restaurant chains and retail banking outlets, where our existing experience and strengths are most relevant.

Selectively pursue strategic alliances and acquisitions.    We have entered into a memorandum of understanding to form a strategic alliance with Thomson, the parent company of PRN, a leading operator of in-store television networks in the United States. Under the proposed strategic alliance, we will explore the use of a joint venture to establish relationships with international retail chains operating in China that may not otherwise cooperate with purely domestic network operators, such as Wal-Mart, PRN’s retail partner in the United States. We may selectively acquire local players with an attractive advertising client base. We may also form strategic relationships with complementary businesses. We intend to use these alliances and acquisitions to boost our profile with retailers and advertisers and strengthen our market share of premier retailers and advertising expenditures in those retailers.

Our Advertising Network

We install digital displays and servers at premier retail locations and generate our revenues primarily from the sale of advertising time on our network. As of October 15, 2007, our network consisted of approximately 10,222 flat-panel displays and 849 servers installed in 534 stores across 26 retail chains in 65 cities throughout China, with a target audience of approximately 80 million customers each week. We have entered into contracts to build or are in the process of expanding our network in 544 additional stores. We own and operate the entire network.

The following map sets forth the geographic coverage of our network as of October 15, 2007.

The dots indicate some of the major cities among the 65 cities our network covers.

These cities are concentrated in four key regions highlighted on the map above.

We have multi-year contracts with stores of leading chains of fast-moving consumer goods or home improvement products in China, including leading national hypermarket chains such as Carrefour, Wal-Mart, Century Mart and Lotus Supercenter, leading regional hypermarket chains such as Wu-Mart, and a leading home improvement superstore in China, B&Q. According to Sinomonitor, our network is carried in 67% of stores in 24 of China’s most affluent cities with minimum annual revenues of RMB200 million and minimum daily average shopper traffic of 15,000 and have installed digital displays.

The graphic below illustrates typical areas in hypermarkets where our digital displays are installed.

We design our screen placements so that customers can have three to five encounters with the same commercial while they shop, which we believe are the optimal number of encounters to maximize shoppers’ recall rate of commercials while minimizing any negative reactions towards the commercials. We typically employ 17” to 32” LCD screens in entrance ways and main aisles while placing side-by-side or back-to-back smaller LCD screens on top of or in front of display racks.

Although we have the capability to operate multiple channels within a single store, we currently air the same content on all screens at most of the stores. For Carrefour and B&Q stores, we leveraged our technological capabilities and advertising know-how to become the first network in China to implement and offer, on a trial-basis, multiple channels within a single store. The displays in the entrance area, the information desk and the check-out area play from one channel and the displays in the product display areas play from three other channels, with each channel airing a different set of programs. The multi-channel arrangement potentially allows advertisers to reach their target customers more effectively.

We enter into lease agreements with retailers to install our digital displays and servers within their stores. We usually sign one agreement with the head office of each chain that covers the installation of our network in the entire network of stores within that chain. These agreements may obligate us to make fixed lease payments and in one instance share with our retailer revenue from advertising. The leasing terms vary depending on the demand for a particular chain, store locations and the number of stores within the chain. According to these agreements with retailers, we are required to allocate, free-of-charge, 5% to 25% of our airtime to our retail partners. We believe our retail partners, especially leading national retail chains, will continue to value our presence in their stores, for reasons including the following:

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Apply our network for multiple uses.    Retailers can use their allocated airtime to directly and effectively engage shoppers by conveying information on seasonal campaigns and product promotions and by reinforcing their marketing messages to increase brand awareness and loyalty. Retailers can potentially use our network to communicate with their employees and provide them with after-hours, on-site training.

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Generate additional revenues.    In addition to the rental payments retailers receive, we believe retailers benefit from incremental product sales generated through the targeted advertising of products sold in their stores. According to surveys conducted by CTR in 2006 on the effect of advertising campaigns aired on our network, the average increase in sales for campaigns without simultaneous price discounts or other promotional incentives was 7%.

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Enhance the shopping environment.    We believe the entertaining and informative commercials aired on our network enrich the shopping environment and differentiate and enhance customers’ shopping experience. In a report commissioned by us, CTR Market Research estimated that our advertising reach, or the percentage of shoppers in the stores that carry our network who actually viewed our network, was approximately 70% in 2006. In a survey conducted by CTR Market Research of shoppers from Shanghai, Beijing, Guangzhou and Shenzhen in 2006, the percentage of shoppers who liked the presence of digital displays in hypermarkets ranged from 63% to 76%. As more stores within a retail chain adopt our network and as our digital displays are customized to match the interior decoration of a retail chain, we believe our digital displays will become associated with the “look-and-feel” of a retail chain and an integral part of the shopping experience of customers in that chain, which encourages further adoption of our network throughout the retail chain.

Under the lease agreements, we have title to all of the digital displays and servers within retailers’ stores, and we are also responsible for the maintenance, repair and replacement of these digital displays and servers. Retailers are required to assist us in the installation, maintenance, repair and replacement of these displays and servers, if necessary. Additionally, we are also responsible for the content of the advertisements broadcasted in retailers’ stores and are liable for any damages and losses incurred by retailers as a result of our advertising content broadcasted in the retailers’ stores. In the event that one party is in material breach, is unable to perform its obligations or is bankrupt or insolvent, the non-breaching party can terminate the relevant agreement. Some contracts provide that retailers or we may also terminate the contract typically with a specified notice period, and in some cases, after a minimum period of operation.

Our relationships with retail partners are critical to our continued success. We have dedicated a team consisting of seven managerial personnel, 27 technicians and 12 customer service personnel to support and maintain our relationships with our retail partners. Prior to installation, our retail support team consults our retail partners on the installation schedule and the details of the server, display screen and network placement. The installation is either carried out by our own employees or contracted to reputable third parties under our supervision. After our network is in place, our retail support team is responsible for maintaining an on-going relationship with our retail partners and effectively addressing their needs and requests. Responsibilities include inspecting our network, keeping it in good working condition and re-arranging the placement of display screens in response to changes in retail partners’ product displays. Responsibilities also include addressing any concerns from our retail partners regarding content in our programming and promptly responding to technical issues relating to audio/visual quality or damaged screens. We usually repair audio input malfunctions within five minutes, repair visual input malfunctions within 24 hours and replace broken displays within 48 hours.

Our Advertising Solutions

Programming

Our programming primarily consists of television advertising segments supplied by our advertising clients. Our programming also includes marketing and promotional materials supplied by our retail partners. The time slots allocated to our retail partners generally constitute 10% of the total programming. Occasionally, we also air our own marketing materials on our network. In December 2006, CGEN Network signed a collaborative agreement with a member of the Shanghai Media Group, or SMG counterparty, for the right to use their media content. This agreement was amended and restated in November 2007. Under this restated agreement, the SMG counterparty will provide for 43 months, starting May 2006, segments of content or programming for an entire channel, as determined through negotiations between the parties. This may include excerpts of pre-recorded art performances, sports events or news clips. SMG agreed to maintain all licenses for the production of the content. In return, CGEN Network agreed to pay fees in installments for the developed content and broadcast the content in retail locations to be secured by CGEN Network. The parties further agreed to share the revenues generated from the related sales.

Our programming typically runs in 12-minute cycles. During a typical 12-hour business day, our network will play a total of 60 cycles. We compile a 12-minute cycle from the commercial segments provided by our clients, which are typically 5-, 7 1/2-, 10- or 15-seconds in length.

Our programming team consists of 14 editors and customer service staff. They are responsible for implementing the contract terms with our advertising clients, reviewing content and using our proprietary software to compile and schedule play-lists based on contract terms and our scheduling criteria. In scheduling the commercials, we take into consideration the compatibility of each commercial with other commercials so as to create smooth transitions and an enhanced viewing experience for customers.

We provide our clients audio/visual guidelines to follow. We also review the content submitted by our clients for suitability for the retail environment and relevant PRC laws and regulations. We require our clients to provide proof of review and approval of the submitted content by the relevant governmental authorities where required by relevant laws and regulations, in order to avoid airing any content that is not in full compliance with PRC laws and regulations.

Sale of Airtime and Pricing

We sell our advertising slots in increments of 5-, 7 1/2-, 10- and 15-second segments.

Our clients can specify the cities and/or the chains in which to advertise. Availability on our network is limited by the total available time slots within the desired city and/or chains. The total time segments available for each store is limited by the number of increments of 5-, 7 1/2-, 10- and 15-second segments within each cycle, which typically run for 12 minutes. Our cycles run for 14 minutes at select stores and may run for periods longer than 12 minutes during peak periods.

Our advertising rates differ based on the length of the advertising segment provided by our clients and the number of times each segment is aired within one play cycle. Our rates also differ based on cities and chains selected by our clients.

After we calculate the total purchase price based on a client’s specifications, we usually follow the market practice of offering a discount on the total price, which varies from client to client depending on the strategic value of the client and the volume of the client’s total purchase. Our average discount rate has remained stable in 2005 and 2006. Typical advertising contracts run from several weeks to several months and range in value from approximately $10,000 to $500,000.

We adjust our rates from time to time based on competition and growth of our network. We also adjust our rates based on the desirability of the retail partners carrying our network. For instance, currently, the rates for popular venues such as Carrefour carry considerable premiums. We adjusted our rates upward in response to market conditions twice in 2006 and once in 2007.

Quality Control and Additional Value-Added Services

As part of our advertising services, we ensure that the advertising segments contracted for airing on our network are aired according to our agreements with our advertisers. Our retail relationship team routinely inspects our retail locations to monitor the smooth operation of our network and to report and solve any network- related issues. Our network control system is capable of detecting network problems, including problems with audio/visual presentations, and can remotely trouble-shoot most technical problems.

Under arrangements with our advertising clients, we typically enter into agreements with third parties to monitor and verify the airing of our clients’ advertisements on our network during the time periods and at the general locations specified by our clients. These third parties usually provide on-site evaluations of the airing, conduct surveys on the effectiveness of the marketing campaign on our network and compile reports based on evaluations and surveys for our clients. The cost of these monitoring services is included in the advertising package. Our network is also technologically equipped to provide play-logs as evidence of our airing the commercials. Although it is not the current market practice to offer this service, we can readily offer this service if desired by our clients.

We conduct extensive marketing research and customer surveys to evaluate the effectiveness of our advertising on our network, the market conditions of the advertising industry, retail industry and the industries in which our advertisers operate. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. We incorporate these research and survey results extensively in our presentations to our clients.

Our Advertising Clients

We have established relationships with over 260 advertising clients to date. We believe our successful partnerships with leading brands will lead to further adoption of our digital advertising network by these and other advertisers.

Our advertising clients featured in hypermarkets typically include advertisers of consumer products and services, such as food, beverages, cosmetics, home electronics, mobile communications devices and financial services. These include leading international brands, such as Nestle, Kraft, Crest, Johnson & Johnson, Maybeline, Asahi Beer, KFC and Visa, and leading domestic brands, such as Haier, Kang Shifu, Shanghai Jahwa, Bright Dairy & Food, China Unicom and China Telecom. Some of these advertisers purchase our services directly and others through their internationally known advertising agencies, such as WPP Group, Omnicom Group, Publicis, Carat, McCANN, DENTSU, HAKUHODO and Asatsu-DK.

For 2005, 2006 and the six months ended June 30, 2007, our top 10 clients contributed to 66.8%, 52.0% and 56.1% of our revenues, respectively. In 2005, Shanghai Ruiguang Advertising Co., Ltd. and Visa International each accounted for more than 10% of our net revenues. In 2006, Visa Internal accounted for more than 10% of our net revenues. In the six months ended June 30, 2007, Shanghai Yinghua Advertising Co., Ltd. accounted for more than 10% of our net revenues. Our sales experience seasonal cycles, following the retail cycles, and usually peak during the holidays.

Effectiveness of Our Advertising Network

Our growth has resulted from the increased acceptance and adoption of in-store television as the chosen medium for advertising. It is also a direct result of the cost-effectiveness of advertising on our network, as experienced by our advertisers.

In numerous case studies conducted by CTR Market Research and shared with our advertisers between 2004 and 2006, survey results showed that commercials aired on our network effectively conveyed key information to target customers, raised customers’ awareness of the advertiser’s brand and increased the likelihood that such shoppers would purchase the particular product or brand advertised. For example, Tang Guozheng, a soft drink maker, commenced an intensive campaign on our network to raise brand awareness in July 2006. It aired a 15-second commercial on a 60-cycle-per-day and 9-times-per-cycle schedule. According to CTR Market Research, 46% of the shoppers interviewed claimed they watched the commercial and the average number of times they encountered the commercial during their visit was 2.8 times. Of those who watched the commercials, 60% could recall the key points the commercial desired to convey and 20.7% indicated a preference for the product in their future purchases. The same-day sales volume of Tang Guozheng in the stores where promotions were conducted and the commercial was aired on our network increased by an additional 7.4% compared to sales in stores where similar promotions were conducted but no commercial was aired, as corroborated by both sales data and customer surveys.

Based on our calculations of published rate cards of various media, our CPM, which is calculated by dividing the typical rate for a five second increment by the number of people the commercial comes into contact with and multiplying by 1000, for Shanghai, Beijing and Guangzhou, are respectively 10.3, 13.1 and 11.9. We believe our CPM is below that of traditional media such as television, print and radio, and is competitive compared to other in-store advertising network providers.

Sales and Marketing

Our sales effort is spearheaded by a team of 49 advertising sales and marketing personnel in three cities. Our sales force is led by Mr. Zhigao Cao, our chief operating officer, who has 16 years’ experience in the advertising industry in China and founded two advertising agencies in China. All of our sales personnel have prior sales experience in China’s advertising industry. Once hired, they receive extensive training to gain a deep understanding of the in-store television advertising market, our retail advertising network, our competitive strengths and the value proposition we can offer to our advertising clients. This training is based on our in-house materials that we have compiled and updated from time to time. We also provide our sales personnel with current data that measures the effectiveness of our advertising network and case studies of successful campaigns conducted on our network. Our sales personnel typically earn commissions on sales, in addition to base salaries.

Since March 2007, we began using regional distributors to help sell airtime on our network. As of October 15, 2007, we had three regional distributors operating in three cities. Under our contracts with our regional distributors, they are responsible for selling airtime on our network to advertising clients in designated cities or locations within a city. They also provide follow-up services to these advertising clients once they advertise on our network and provide monitoring and other customer services to our retail partners in those locations. In return, our distributors receive commissions, expressed as a percentage of the advertising revenue generated from their sales, typically in the range of 15% to 20%. We usually enter into these advertising contracts directly with advertisers and designate a sales person to supervise the negotiation and sales process. We retain the ownership in the network and the relationship with the retail partners in those instances. Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations including those related to advertising.

Although we are able to leverage our technological advantage to cost-effectively create, operate and monitor a physical network of servers and displays traversing the diverse landscape of China, the growth of our network depends in part on our ability to serve our local advertising clients and retail partners. We believe the use of distributors to undertake these tasks complements our services and enables us to keep pace with the rapid growth of our advertisers and our retail partners.

Network Management Technology

Our network is different from those of our main competitors who operate flat-panel digital advertising displays that are not networked through broadband technology and who depend on manually changing pre-recorded DVDs or other storage media to update the advertising content in each flat-panel display. We are currently the only operator of a large-scale VPN of servers and displays dedicated to point-of-purchase advertising in China.

Our network is built on our proprietary Media-1 software and other network-related equipment. It is built as a broadband-based VPN consisting of layers of servers and high-definition display screens. The following diagram illustrates the relationship and layout of different components in our network:

We currently operate four regional data centers in Beijing, Wuhan, Shanghai and Shenzhen.

Our network is built as a distributed hierarchical architecture. Its structure, along with other features described below, contributes to the reliability and efficiency of our network.

Separation of in-store modules increases network reliability.    Currently, our in-store servers have separate modules for carrying out the play and control tasks of airing any commercial. The play module focuses on the playing of the downloaded content and the generation of play-logs. The control module focuses on the communications with regional data center servers and other administrative tasks, including the downloading of content and play-lists from regional data center servers onto the in-store servers and the reporting of any system malfunctions back to the central servers. The separation of these tasks into different modules prevents any temporary disruptions of network communication between the regional data centers and the in-store servers from interrupting the in-store airing of previously downloaded content.

Efficient use of store servers minimizes the strain on central system resources.    Our structure aims to maximize the use of store servers for localized functions such as playback. This reduces the load on the central servers located at the network operation center and the regional data centers, allowing these servers to focus on the accurate and timely distribution of media scheduling and files.

Regional data center servers increase our network efficiency, security and scalability.    Inserting a layer of regional data center servers between the network operating center and our in-store servers expands the bandwidth and increases the performance of our entire network. The redundancy created by the added servers also increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures. The expansion of our network is also simplified by the use of regional data center servers, as new stores can be added to the load of regional data centers or a new regional data center can be used to service the new in-store network without significant modification or disruption to our management server at the network operating server.

Vigorous security measures.    Our network is built as a VPN. Our network uses broadband connection for communications between our networking operating center, our regional data centers and stores. We have deployed security firewalls to prevent unauthorized access to our network. The use of layers of servers and multiple servers at every layer adds redundancy to the system, making it more tolerant of area network failures. The control buttons on individual displays are disabled to prevent tampering by unauthorized personnel. Our servers are located in secured areas or casings. We also implement extensive user access control and file security management measures at every point of the network, from content scheduling to airing.

Real time monitoring.    Our in-store servers and regional data center servers will automatically report any detected malfunctioning on a real-time basis to our network control center. This allows us to quickly respond to and solve network issues.

Our proprietary Service Management System Software, or SMS, is an effective tool for tracking reported maintenance and repair issues and allows for smooth job dispatching and completion. It has a built-in issue escalation mechanism that aligns with and supports our internal control process.

Our infrastructure currently has the capability of airing different content in different areas within the same store, creating opportunities for more targeted advertising. We have implemented and will potentially commercialize this multi-channel model in B&Q and other home-improvement stores and, if desired, can implement and commercialize the same model in hypermarkets and other chains.

Network Equipment and Supplies

Our digital displays consist of high-definition audio-visual flat-panel screens, typically including LCD screens between 17” and 32” in size. Our current plan is to use exclusively LCD screens for future installations. We usually replace any damaged screen within 48 hours after we receive notice that the screen is damaged.

The principal equipment and accessories required for setting up our network include LCD screens, computers, routers, dispensers, cables and other electronic devices. In order not to disrupt our operations, we consciously adhere to a procurement policy that requires us to use only vendors who are reliable. Our principal suppliers in 2006 and six months ended June 30, 2007 were Xiamen Huaqiao Electronic Stock Co., Ltd., Shanghai Branch, Shanghai Yuanchuang Digital Technology Co., Ltd. and Shanghai Xifeng Electronic Co., Ltd. We have not experienced any significant delay or interruption in the supply of our network components.

Previously, we sub-contracted the installation of our LCD displays to third-party service providers. Our major contracted assembler in 2006 was Jinlanluo Technology Information System Co., Ltd. In 2007, we conduct the installation of our LCD displays mainly by using our own installation team.

Competition

The advertising media market in China is highly competitive. Our direct competitors are advertising media companies that operate flat-panel advertising displays in retail locations in China, such as Focus Media. Competition is based primarily on network location, size and coverage, price, quality of service and reputation. As the in-store television advertising market is characterized by relatively low entry cost and lack of long-term commitment from either retailers or advertisers, we may face competition from new entrants into the market from time to time. We additionally compete for advertising expenditure with television, cable and satellite advertising networks. We believe our network technology, our focus on operating point-of-purchase advertising networks and our relationships with premier retailers distinguish us from our competitors.

We also compete with Internet, print, and other major media outlets for the advertising budget of advertisers. We believe the effectiveness of our network in reaching the target customers at point-of-purchase will lead to continued adoption of our network and give us a competitive advantage against other media operators.

Our retail partners may also sell advertising space to advertisers independently. The advertising space they sell is limited to posters and other static media. It is possible that they may decide to implement their own network, using proprietary or off-the-shelf software and components, although we do not believe that our retail partners will shift their focus to operating an in-store television network.

Employees

We had 31, 105 and 116 employees as of December 31, 2004, 2005 and 2006, respectively. As of October 15, 2007, we had 131 employees, including 82 in our corporate offices and 49 sales and marketing staff. None of our employees are covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

As is routine practice for foreign companies in China, we employ our domestic employees through employment agencies. These are generally one-year contracts renewable on a yearly basis. We generally supplement these contracts with direct contracts with employees.

We are required by applicable PRC regulations to contribute on behalf of our employees certain amounts, based on our employees’ aggregate salaries, to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan. We have made the required payments in compliance with applicable laws and regulations since our inception.

Intellectual Property

Our “CGEN” brand, our proprietary Media-1 software and our other intellectual property rights contribute to our competitive advantage in the in-store advertising market in China. To protect our brand, our Media-1 software and our other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, consultants and others.

We currently hold three registered trademarks through CGEN Network, including the “CGEN” trademark and our logo, and are close to finalizing the governmental procedures of transferring these trademarks to us. We have additionally applied for two trademarks, including an application for the trademark “in-store TV.” We have registered our domain name: www.cgenmedia.cn.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual properties, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 1,000 square meters of office space. As of October 15, 2007, our offices in three cities occupy an aggregate of 1,400 square meters of leased space.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims in connection with the conduct of our business. We initiated lawsuits against 13 Hymall stores in Shanghai and Hangzhou in 2006 on the grounds that, by entering into a contract with an affiliate of Focus Media in Shanghai, the 13 stores breached their contracts with us. The court issued a final judgment in 2006 in our favor, ordering the stores to pay us liquidated damages. We also initiated a related lawsuit against Focus Media in 2006 and the affiliate on the grounds of unfair competition. We sought a public apology and compensation, but our request was denied by the High People’s Court of Shanghai in October 2007. Other than the forgoing cases, we are currently not a party to any legal proceeding or investigation that, in the opinion of our management, is likely to have a material adverse effect on our business or financial condition.

REGULATION

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	the Catalogue for Guiding Foreign Investment in Industries (2004) (as amended in 2007);

•	the Administrative Regulations on Foreign-Invested Advertising Enterprises (2004); and

•	the Notice Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisitions (2006).

These regulations require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but only if they have at least three years’ track record of engaging in advertising as their main business outside China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

Since we have not engaged in the advertising business outside of China for the required number of years, our domestic PRC operating subsidiary, which is considered foreign invested, is currently ineligible to apply for the required advertising service licenses in China. Our advertising business in China is currently conducted mainly through contractual arrangements with CGEN Network, our consolidated affiliated entity in China, owned by five PRC citizens. CGEN Network holds the requisite licenses to provide advertising services in China. Our wholly owned subsidiary, CGEN Shanghai, has entered into a series of contractual arrangements with CGEN Network and its shareholders under which:

•	we are able to exert effective control over CGEN Network;

•	substantially all of the economic benefits of CGEN Network will be transferred to us; and

CGEN Shanghai has an exclusive option to purchase all or part of the equity interests in CGEN Network, as well as all or a part of the assets of CGEN Network, in each case when and to the extent permitted by PRC law.

See “Corporate Structure” and “Related Party Transactions.”

In the opinion of Grandall Legal Group (Shanghai), our PRC legal counsel,

•	the ownership structure of CGEN Shanghai and CGEN Network complies with, and immediately after this offering, will comply with current PRC laws and regulations;

•	our contractual arrangements with CGEN Network and its shareholders are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations; and

•	the PRC business and operations models of CGEN Network and CGEN Shanghai comply with current PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies engaging in advertising activities must obtain from the SAIC or its local branches a business license that specifically includes operating an advertising business within its business scope. Furthermore, if a company sets up a new site outside of the location where it is registered to conduct advertising business, the company shall register with the local SAIC where the site is located to obtain a branch business license for the site. Companies and branches conducting advertising activities without such licenses may be subject to penalties, including fines, confiscation of advertising income, orders to cease advertising operations, and revocation of their business license or other licenses. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. CGEN Network has obtained, or, in the case of some of the new cities to which we have expanded our business, is in the process of obtaining, such business licenses from the local branches of the SAIC as required by the existing PRC regulations.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other factors, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown on our network.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

We employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations.

Regulations on Transmission of Audio-video Programs Through Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks in 2004. These rules apply to the broadcasting, integration, transmission or downloading of audio-video programs via computers, television, mobile phones and various types of information networks. Under these rules, a broadcasting permit is required to engage in such activities. In April 2005, the State Council announced a policy of prohibiting private investments in businesses relating to the dissemination of audio-video programs through information networks. We currently do not possess the type of broadcasting permit referenced in these rules. We distribute advertisements to our servers through broadband connection for play-back on our in-store network. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including whether our business activities fall within the ambit of these rules. If the PRC government determines that we are engaging in a broadcasting activity without the requisite license, we may be subject to administrative penalties and be ordered to cease our business operations. In addition, under our cooperation agreement with a member of the Shanghai Media Group, or SMG, the cooperation partner is responsible for the non-advertising content aired on our network. SMG currently possesses the permit to broadcast audio-video programs through the Internet and our cooperation partner is authorized to distribute the programs of SMG through broadband network. However, if SMG or our cooperation partner fails to maintain the permit or authorization necessary for their cooperation with us or if the relevant governmental authority later determines that our cooperation in any way violates applicable PRC regulations or policies of the broadcasting industry, we may be subject to penalties.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, provide protection to the holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations and grants a term of rights of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE within 15 days from the date on which the loan agreements are executed. In addition, the total amount of accumulated foreign debt borrowed by a FIE may not exceed the difference between the total investment and the registered capital of the FIE. Total investment of a FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart. The current total investment of CGEN Shanghai is $29,500,000 and the current registered capital of CGEN Shanghai is $19,500,000. Therefore, if we intend to finance CGEN Shanghai by means of loans, subject to the current total investment and registered capital of CGEN Shanghai, the total amount of accumulated loans borrowed by CGEN Shanghai from us or other foreign entity may not exceed $10,000,000.

We may also fund our PRC subsidiary or consolidated affiliate by means of a capital contribution. According to applicable PRC regulations on FIEs, capital contributions from foreign holding companies to FIEs may only be made when the approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each FIE under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Neither CGEN Shanghai nor CGEN Network is engaged in any of the “restricted foreign investment industries” or “prohibited foreign investment industries” under the Catalogue. In consideration of financing CGEN Network by means of capital contribution, we should in addition meet the requirements described in “Regulation—Limitations on Foreign Ownership in the Advertising Industry.”

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that have made onshore investments in China before issuance of the Notice were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (2) the overseas funding of the SPV has been completed; and (3) there is a material change in the capital of the SPV. On May 29, 2007, SAFE issued relevant guidance to its local branches for the implementation of the SAFE Notice. This guidance standardized more specific and stringent supervision on the registration relating to the SAFE notice and further requests PRC residents holding any equity in SPVs, directly or indirectly, controlling or nominal, to make overseas investment foreign exchange registration with SAFE and imposes obligations on the PRC subsidiaries of SPVs to facilitate and urge registrations by the relevant PRC residents and to file with SAFE the stock options granted by SPVs to any PRC resident. We have requested our shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the onshore company, including restrictions on the payment of dividends and other distributions to, or the receipt of investments from, its offshore parent company, and may also subject the offenders, including the onshore company, to penalties under the PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary and affiliated entities to make payments to us, or any significant increase of tax rates applicable to our Chinese subsidiary of affiliated entity or the imposition of withholding tax on dividends paid by our subsidiary in China to us, may limit our ability to service our debt or meet other obligations.”

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued on January and March 2007 by SAFE respectively, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share incentive plan or option plan shall, through the PRC subsidiary of such overseas listed company or other qualified PRC agent, to exercise their rights on the shares or share options after completing the required procedures with SAFE collectively. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be remitted into a collective foreign currency account opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent first before distributing them to such individuals in foreign exchange or in RMB. Our PRC citizen employees who have been granted share options or incentive shares, or PRC optionees, will be subject to the Individual Foreign Exchange Rule when our company becomes an overseas listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign Owned Enterprise Law (1986), as amended;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside at least 10% of their profits each year, if any, to fund certain reserve funds, until the amount of the cumulative total reserve funds is at least 50% of the relevant company’s registered capital. These reserves are not distributable as cash dividends.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires, among other things, that offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies controlled by PRC companies or individuals obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Grandall Legal Group (Shanghai), that CSRC approval is not required in the context of this offering based on their interpretation of the New M&A Rule and other existing regulations. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yising Chan	49	Chairman and Chief Financial Officer
Lijun Mei	53	Director
Yinlong Goh	37	Director
Wenda Yuan	38	Director
Ted Lee*	57	Independent Director
Guanyong Tian	42	Chief Executive Officer
Zhigao Cao	42	Chief Operating Officer
Yufei Hu	38	Senior Vice President and Controller
Haiguang Zhu	36	Chief Technical Officer

*	Mr. Lee accepted our appointment to be the independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Yising Chan is a co-founder of our company. Mr. Chan has served as the chairman of our board of directors since November 2004 and as our chief financial officer since November 2007. Prior to co-founding our company, Mr. Chan served as the president of NetStar China, a leading Chinese networking solutions provider, from 2000 to 2003. Mr. Chan was also the founder of IBIS Co., Ltd., a Chinese IT company providing services for Fortune 500 companies, and served as its president and chief executive officer from 1993 to 2000. Mr. Chan previously served as a network consultant of HP Asia Pacific, a leading technology solutions provider, from May 1988 to 1993 and a program manager at the Ministry of Defense, Singapore, from 1984 to 1988. Mr. Chan received his bachelor’s and master’s degrees in computer science from University of Essex, United Kingdom.

Mr. Lijun Mei has served as a member of our board of directors since 2006 and as our chief executive officer from June 2006 until November 2007. Mr. Mei now serves as CGEN Shanghai’s president. Mr. Mei was the head of the Advertising Center of Shanghai Media and Entertainment Group, one of the largest media conglomerates in China, from 2001 to 2005. He was previously the head of the Advertising Department of Shanghai Cable TV Station, a regional TV station established in Shanghai, China, from 1998 to 2001. Mr. Mei received his EMBA degree in media from China Europe International Business School and his bachelor’s degree in news broadcasting from China Central Radio & TV University.

Mr. Yinlong Goh has served as a member of our board of directors since 2006. Mr. Goh is currently the investment director of TDF Capital LLC, a Cayman Islands venture capital firm focusing on early expansion stage investments in the consumer, media and technology sectors in the greater China region. He is also a principal of KPCB China, a Chinese venture capital fund that primarily invests in high-growth industries and new consumer areas in China. Mr. Goh has served as a director of Heguang International Limited, a business-to-business comprehensive trade solution provider, from 2006 to June 2007, served as a director of PPG Direct Merchant Corp, a direct merchant for consumer products, since 2006, and served as a director of Madhouse! Corp, a specialist in mobile media and advertising, since May 2007. From 2001 to 2004, Mr. Goh was the senior corporate development manager and then the chief financial officer for Lycos Asia, a leading internet portal with headquarters in Singapore and a presence in nine countries including China. He was previously the corporate finance manager of Asia Cable TV Pte Ltd., a startup based in Beijing focusing on broadband value added services and Asia Power Limited, a Chinese company, principally involved in the ownership, management and operation of power plants in China, from 2000 to 2001. Mr. Goh received his bachelor’s degree in accounting and finance from Murdoch University, Australia. Mr. Goh is an associate member of the Singapore Society of

Financial Analysts, the Institute of Certified Public Accountants of Singapore and the Institute of Certified Public Accountants of Australia.

Mr. Wenda Yuan has served as a member of our board of directors since January 2007. Mr. Yuan has been the managing partner and a director of Redpoint China, a Chinese venture capital firm that primarily invests in consumer Internet, wireless, semiconductor components and other high-growth industries in China, since 2005. He has also served as the director of China eNet, a Chinese internet-based information and news provider, since 2006. Mr. Yuan previously co-founded and served as the chief executive officer of iTelco Communications, a U.S. technology and solution provider for the next generation of communication networks, from 1999 to 2003. He was also a co-founder of Opentel Communications, a facility-based international telecom carrier incorporated in the U.S., from 1997 to 1999. From 1994 to 1996, he co-founded Genesol Enterprise, one of the first telecom system integration companies in China. Mr. Yuan previously was a design engineer and then a product manager of the microprocessor group of Intel Corporation, the world’s largest semiconductor company, incorporated in the State of Delaware, USA, from 1992 to 1994. Mr. Yuan received his bachelor’s degree in electronic and engineering from the Massachusetts Institute of Technology and his MBA from the MIT Sloan School of Management.

Mr.Ted Lee was appointed to our board of directors in November 2007. Mr. Lee is currently the managing director of T Plus Capital Limited. He was previously office managing partner of Deloitte Touche Tohmatsu’s Beijing and Tianjin offices and has over 31 years of experience in providing accounting and business advice to multinational corporations. Mr. Lee received his bachelor’s degree in finance and accounting from California State University Fresno and his MBA from the University of Southern California.

Mr. Guanyong Tian is a co-founder of our company and has served as our chief executive officer since November 2007. He was our senior vice president from 2006 to 2007. Prior to co-founding our company, Mr. Tian served as chief representative of Shanghai Representative Office, JDA Software Group, Inc., a U.S.-based global leader providing supply and demand chain services from 2002 to 2003. He was the chief purchasing officer of Metro Jinjiang Cash & Carry China, a well-known self-service wholesaler in China, from 1999 to 2001. He also previously served as the executive vice president of Orient Home, one of the China’s largest home improvement retailers, from 1997 to 1998. From 1996 to 1997, Mr. Tian was the senior vice president of The Home Way, the first DIY warehouse store in China. Mr. Tian received his MBA degree from McGill University and his bachelor’s degree in economics from Renmin University, China.

Mr. Zhigao Cao has served as our chief operating officer since 2006. Mr. Cao founded two advertising companies in China, namely, Shanghai TianHe HuDong Advertising Company in 2001 and Shanghai TianChuan LianDong Advertising Company in 2003. Mr. Cao received his bachelor’s degree in Chinese Literature from the Southwest Normal University, China.

Mr. Yufei Hu has served as our senior vice president and controller since May 2007. Prior to that, Mr. Hu was our chief financial officer from 2005 to May 2007. Mr. Hu served as the head of the Strategic Investment Department, Shanghai Industrial Holdings Limited, a Hong Kong company listed on the Stock Exchange of Hong Kong, from 1997 to 2005. Mr. Hu received his bachelor’s degree in science from Heilongjiang University, China and his MBA from Fudan University, China in 1991 and 1997, respectively.

Mr. Haiguang Zhu has served as our chief technical officer since 2003. Mr. Zhu previously served as an acting technical director of NetStar Group, a leading IP network services provider in the Asia-Pacific region and in the U.S., from 2001 to 2003. He was a manager of the IP Application and Products Department of Beijing Gaohong Telecommunications Technology Co., Ltd., a Chinese company specializing in the development, manufacturing and sales of digital internet devices, from 1998 to 2001. Mr. Zhu received his bachelor’s and master’s degrees in engineering from Xi’an Electronic Technology University, China and his Ph.D. in engineering from Beijing University of Posts and Telecommunications.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority, duties and responsibilities and such resignation is approved by our board of directors. Each executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our board of directors. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer has also agreed to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.

Board of Directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company to be qualified to act as director. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all of our corporate powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

Upon the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees upon the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Ted Lee, Wenda Yuan and Yinlong Goh. Mr. Lee satisfies the “independence” requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules and Rule 10A-3(b) under the Securities Exchange Act of 1934. Mr. Lee will be the chairman of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will consist of Wenda Yuan and Ted Lee. Mr. Yuan will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will consist of Yising Chan, Wenda Yuan and Yinlong Goh. Mr. Chan will be the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or compromise with the director’s creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, we paid an aggregate of approximately RMB 6.2 million ($0.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentives

2006 and 2007 Employee Stock Option Plans.    We have adopted a 2006 Employee Stock Option Plan and 2007 Employee Stock Option Plan, or plans, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Other than the number of shares reserved under the plans, the 2006 Employee Stock Option Plan and the 2007 Employee Stock Option Plan are substantively identical. The exercise price for options granted under the 2006 and the 2007 Employee Stock Option Plans were $0.1134 and $0.3, respectively. Up to 23,296,518 and 9,723,180 ordinary shares, collectively representing 8% of our total outstanding shares, have been reserved for issuance under the plan.

Historical Option Grants.    The following table summarizes, as of the date of this prospectus, the outstanding options granted under our plans to several of our directors and executive officers and to other individuals as a group. Unless otherwise noted, all options granted vest over a three-year period beginning from the date of grant.

Name	Ordinary Shares Underlying Options Granted		Exercise Price	Date of Grant	Date of Expiration
			($ per share)
Lijun Mei	3,000,000		0.1134	June 30, 2006	*
	1,000,000		0.1134	January 31, 2007	*
	2,676,518		0.1134	March 15, 2007	*
	823,180		0.3	March 31, 2007	*
Zhigao Cao	3,000,000		0.1134	May 8, 2006	*
	500,000		0.1134	January 31, 2007	*
	500,000		0.3	March 31, 2007	*
Guanyong Tian	1,000,000		0.1134	May 8, 2006	*
Yufei Hu	2,000,000		0.1134	May 8, 2006	*
	500,000		0.1134	January 31, 2007	*
	250,000		0.3	March 31, 2007	*
Haiguang Zhu	600,000		0.1134	May 8, 2006	*
Directors and Executive Officers as a group	15,879,698		—	—	*
Other optionholders as a group	6,610,000	**	0.1134	May 8, 2006	*
	120,000		0.1134	June 30, 2006	*
	570,000		0.1134	September 1, 2006	*
	1,000,000		0.1134	January 31, 2007	*
	500,000		0.1134	March 15, 2007	*
	10,000		0.1134	March 31, 2007	*
	1,200,000		0.3	March 31, 2007	*
	500,000		0.1134	May 15, 2007	*
	2,500,000		0.3	May 15, 2007	*

*	Expiration date for the options will be the earlier of the eighth anniversary of the effective date of the grant of such options or the termination of the option holder’s services.
**	Options to purchase 500,000 ordinary shares were forfeited due to the termination of option holders’ services.

Plan Administration.    Our board of directors, or a committee designated by our board of directors, will administer the plans. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Stock Option Granting Notice.    Options and stock purchase rights granted under our plan are evidenced by a stock option granting notice in lieu of a stock option agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility.    We may grant awards to employees, directors and consultants of our company or any entities in which we hold the majority voting right, directly or indirectly.

Acceleration of Options upon Corporate Transactions.    The outstanding options will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plans. In such event, each outstanding option will become fully vested and immediately exercisable provided that the related grantee’s continuous service with us shall not be terminated before that date.

Term of the Options.    The term of each option grant shall be stated in the stock option granting notice, provided that the term shall not exceed eight years from the date of the grant.

Vesting Schedule.    In general, the plan administrator determines, or the stock option granting notice specifies, the vesting schedule.

Transfer Restrictions.    Options to purchase our ordinary shares may not be transferred in any manner by the option holders other than by will or the laws of succession and may be exercised during the lifetime of an option holder only by the option holder.

Termination of the Plan.    Unless terminated earlier, the 2006 Employee Stock Option Plan and 2007 Employee Stock Option Plan will terminate automatically in 2014 and 2015, respectively. Our board of directors has the authority to amend or terminate the plans subject to shareholder approval as required pursuant to our current memorandum and articles of association and to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any option holder unless agreed by the option holder and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plans.

Outstanding Option Grants.    As of the date of this prospectus, the number of ordinary shares issuable upon the exercise of outstanding options granted under our 2006 Employee Stock Options Plan and 2007 Employee Stock Options Plan is 23,086,518 and 5,273,180, respectively, with a weighted average exercise price of $0.1481 per share.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, after giving effect to the automatic conversion of all of our preferred shares into ordinary shares upon the completion of this offering, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume there are 381,835,978 ordinary shares outstanding as of the date of this prospectus, including ordinary shares that our series A, B and C preferred shares will automatically convert into upon the completion of this offering, and 528,502,658 ordinary shares outstanding immediately upon the closing of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. The calculations exclude the 16,705,871 ordinary shares issuable upon the exercise of a warrant issued to Medley Opportunity Fund Ltd.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “Description of Share Capital—History of Securities Issuances” for a discussion of how our shareholders obtained our ordinary shares.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary shares Being Sold in This Offering	Shares Beneficially Owned After This Offering
	Number	%		Number	%
Directors and Executive Officers:
Yising Chan(1)	89,719,317	23.50	8,615,500	81,103,817	15.4
Yinlong Goh(2)	48,393,639	12.7	4,647,100	43,746,539	8.3
Wenda Yuan(3)	46,603,821	12.2	4,475,240	42,128,581	8.0
Lijun Mei(4)	3,674,894	*	0	3,674,894	*
Zhigao Cao(5)	2,450,000	*	0	2,450,000	*
Guanyong Tian(6)	700,000	*	0	700,000	*
Yufei Hu(7)	1,662,500	*	0	1,662,500	*
Haiguang Zhu(8)	420,000	*	0	420,000	*
All Directors and Executive Officers as a Group(9)	193,624,171	49.6	97,708,488	95,915,683	32.7

Principal and Selling Shareholders:
TDF Capital China II, LP(10)	46,399,820	12.2	4,455,639	41,944,181	7.9
TDF Capital Advisors, LP(11)	1,993,819	*	191,461	1,802,358	*
Redpoint Ventures II, L.P.(12).	45,550,574	11.9	4,374,100	41,176,474	7.8
Redpoint Associates II, LLC(13).	1,053,247	*	101,140	952,107	*
JAFCO Asia Technology Fund III(14)	41,493,234	10.9	3,984,480	37,508,754	7.1
S.I. Technology Venture Capital Limited(15)	33,977,284	8.9	3,262,740	30,714,544	5.8
Sumitomo Corporation Equity Asia Limited(16)	21,793,100	5.7	2,092,740	19,700,360	3.7
Investlink Consulting (China) Limited(17)	2,513,186	*	241,340	2,271,846	*
Huitung Investments (BVI) Limited(18)	20,746,617	5.4	1,992,240	18,754,377	3.6
CPI Ballpark Investments Ltd.(19)	73,683,439	19.3	7,075,620	66,607,819	12.6
Totnes International Limited(20)	2,912,339	*	279,660	2,632,679	*

*	Less than 1%.
(1)	The business address of Mr. Chan is Suite 3213-3214, Tower B Shanghai City Center, No. 100 Zunyi Road, Shanghai 200051, PRC.

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(2)

Includes 48,393,639 ordinary shares issuable upon conversion of all of the 31,692,059 series B preferred shares and 16,701,580 series C preferred shares held by TDF Capital China II, L.P. and TDF Capital Advisors, LP, two Cayman Islands limited partnerships. Mr. Goh disclaims beneficial ownership of all of our shares held by TDF Capital China II, L.P. and TDF Capital Advisors, LP except to the extent of his pecuniary interest therein. The business address for Mr. Goh is Unit 2505, K.WAH Center, 1010 Huaihai Zhong Road, Shanghai 200031, PRC.

(3)

Includes 46,603,821 ordinary shares issuable upon conversion of all of the 29,902,241 series B preferred shares and 16,701,580 series C preferred shares held by Redpoint Ventures II, L.P. and Redpoint Associates II, LLC, a limited partnership and a limited liability company incorporated in the State of California, USA. Mr. Yuan disclaims beneficial ownership of all of our shares held by Redpoint Ventures II, L.P. and Redpoint Associates II, LLC except to the extent of his pecuniary interest therein. The business address for Mr. Yuan is Suite 2904, Tower 2, Plaza 66, 1366 Nanjing Road West, Shanghai 200040, PRC.

(4)

Includes 3,674,894 ordinary shares issuable upon exercise of options held by Mr. Mei. The business address for Mr. Mei is Suite 3213-3214, Tower B, Shanghai City Center, No. 100 Zunyi Road, Shanghai, PRC.

(5)

Includes 2,450,000 ordinary shares issuable upon exercise of options held by Mr. Cao. The business address for Mr. Cao is Suite 3213-3214, Tower B, Shanghai City Center, No. 100 Zunyi Road, Shanghai, PRC.

(6)

Includes 700,000 ordinary shares issuable upon exercise of options held by Mr. Tian. The business address for Mr. Tian is Suite 3213-3214, Tower B, Shanghai City Center, No. 100 Zunyi Road, Shanghai, PRC.

(7)

Includes 1,662,500 ordinary shares issuable upon exercise of options held by Mr. Hu. The business address for Mr. Hu is Suite 3213-3214, Tower B, Shanghai City Center, No. 100 Zunyi Road, Shanghai, PRC.

(8)

Includes 420,000 ordinary shares issuable upon exercise of options held by Mr. Zhu. The business address for Mr. Zhu is Suite 3213-3214, Tower B, Shanghai City Center, No. 100 Zunyi Road, Shanghai, PRC.

(9)	Includes ordinary shares and ordinary shares issuable upon conversion of all preferred shares and exercise of options held by all of our directors and executive officers as a group.
(10)

Represents ordinary shares issuable upon conversion of all of the 30,386,346 series B preferred shares and 16,013,474 series C preferred shares held by TDF Capital China II, LP, a Cayman Islands exempted limited partnership ultimately controlled by Ms. Tina Ju. Ms. Ju disclaims beneficial ownership of all of our shares held by TDF Capital China II, LP except to the extent of her pecuniary interest therein. The business address for TDF Capital II, LP is Unit 2505, K. WAH Centre, 1010 Huaihai Zhong Road, Shanghai 200031, China.

(11)

Represents ordinary shares issuable upon conversion of all of the 1,305,713 series B preferred shares and 688,106 series C preferred shares held by TDF Capital Advisors, LP, a Cayman Islands exempted limited partnership ultimately controlled by Ms. Tina Ju. Ms. Ju disclaims beneficial ownership of all of our shares held by TDF Capital Advisors, LP except to the extent of her pecuniary interest therein. The business address for TDF Capital Advisors, LP is Unit 2505, K. WAH Centre, 1010 Huaihai Zhong Road, Shanghai 200031, China.

(12)

Represents ordinary shares issuable upon conversion of all of the 29,226,450 series B preferred shares and 16,324,124 series C preferred shares held by Redpoint Ventures II, L.P., a limited partnership incorporated in the State of California, USA, with the registered address at 3000, Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025, USA. The general partner of Redpoint Ventures II, L.P. is Redpoint Ventures II, LLC, which is controlled by Jeffrey D. Brody, Timothy M. Haley, John L. Walecka, R. Thomas Dyal, Geoffrey Y. Yang, G. Bradford Jones. Jeffrey D. Brody, Timothy M. Haley, John L. Walecka, R. Thomas Dyal, Geoffrey Y. Yang, G. Bradford Jones disclaim beneficial ownership of all of our shares held by Redpoint Ventures II, L.P. except to the extent of their pecuniary interest therein.

(13)

Represents ordinary shares issuable upon conversion of all of the 675,791 series B preferred shares and 377,456 series C preferred shares held by Redpoint Associates II, LLC, a limited liability company incorporated in the State of California, USA, with the registered address at 3000, Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025, USA. Redpoint Associates II, LLC is controlled by Jeffrey D. Brody, Timothy M. Haley, John L. Walecka, R. Thomas Dyal, Geoffrey Y. Yang, G. Bradford Jones. Jeffrey D. Brody, Timothy M. Haley, John L. Walecka, R. Thomas Dyal, Geoffrey Y. Yang, G. Bradford Jones disclaim beneficial ownership of all of our shares held by Redpoint Associates II, LLC except to the extent of their pecuniary interest therein.

(14)

Represents ordinary shares issuable upon conversion of all of the 36,219,496 series B preferred shares and 5,273,738 series C preferred shares held by JAFCO Asia Technology Fund III, a Cayman Islands company, with the registered address at Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. JAFCO Asia Technology Fund III is wholly owned by JAFCO Asia Technology Fund III, L.P., a limited partnership registered in the Cayman Islands. JAFCO Asia Technology Holdings III Limited, a Cayman Islands company, is the sole general partner of JAFCO Asia Technology Fund III L.P., and controls the voting and investment power over shares owned by JAFCO Asia Technology Fund III. The sole owner of JAFCO Asia Technology Holdings III Limited, JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange.

(15)

Represents ordinary shares issuable upon conversion of all of the 33,977,284 series A preferred shares held by S.I. Technology Venture Capital Limited, a British Virgin Islands company with its principal business address at 26/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. S.I. Technology Venture Capital Limited is wholly owned and controlled by Shanghai Industrial Holdings Limited, a Hong Kong company listed on the Stock Exchange of Hong Kong.

(16)

Represents ordinary shares issuable upon conversion of all of the 9,707,795 series A preferred shares, 9,315,431 series B preferred shares and 2,769,876 series C preferred shares held by Sumitomo Corporation Equity Asia Limited, a Hong Kong

footnotes continued on following page

company with the registered address at Suite 602, 6th Floor, One International Finance Centre, One Harbour View Street, Central, Hong Kong. Sumitomo Corporation Equity Asia Limited is wholly owned and controlled by Sumitomo Corporation, a Japanese company listed on the Tokyo Stock Exchange.

(17)

Represents ordinary shares issuable upon conversion of all of the 2,513,186 series B preferred shares held by Investlink Consulting (China) Limited, a British Virgin Islands company owned and controlled by Mr. Xiaowen Yang. The business address for Investlink Consulting (China) Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(18)

Represents ordinary shares issuable upon conversion of all of the 18,109,748 series B preferred shares and 2,636,869 series C preferred shares held by Huitung Investments (BVI) Limited, a British Virgin Islands company with the principal address at Room 39C, No. 18 Caoxi North Road, Shanghai, China 200030. Huitung Investments (BVI) Limited is solely owned by Hotung Investment Holdings Ltd., a public company listed on Singapore Exchange Securities Trading Limited.

(19)

Represents ordinary shares issuable upon conversion of all of the 73,683,439 series C preferred shares held by CPI Ballpark Investments Ltd., a company incorporated in the Republic of Mauritius, with the registered address at C/O DTOS Ltd. 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. The sole shareholder of CPI Ballpark Investments Ltd. is Indopark Holdings Limited, a company incorporated in the Republic of Mauritius. Indopark Holdings Limited is solely owned by Merrill Lynch L.P. Holdings Inc., a company incorporated in the State of Deleware, USA. The General Partner of Merrill Lynch L.P. Holdings Inc. is wholly owned by Merrill Lynch & Co., a public company listed on New York Stock Exchange.

(20)

Represents ordinary share issuable upon conversion of all the 2,912,339 series A preferred shares held by Totnes International Limited, a British Virgin Islands company wholly owned and controlled by Steve Chu. The business address for Mr. Chu is 154 Ruijin Er Road, Shanghai, PRC.

As of the date of this prospectus, approximately 11% of our outstanding preferred shares are held by two record holders in the United States, and none of our outstanding ordinary shares is held by record holders in the United States.

Two of our shareholders, CPI Ballpark Investments Ltd. and JAFCO Asia Technology Fund III, have informed us that they are affiliated with registered broker-dealers. They have also informed us that they respectively purchased our shares in the ordinary course of business and, as the time of purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with CGEN Network and Its Shareholders

The PRC government currently restricts foreign ownership of companies that provide advertising services and require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated an advertising business outside of China and cannot qualify under PRC regulations any time earlier than two years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, CGEN Shanghai, is currently ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entity in China, CGEN Network. CGEN Network is currently owned by five PRC citizens, Weiming Gao, Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu, and holds the requisite licenses to provide advertising services in China. CGEN Network directly operates our advertising network, enters into display placement agreements and sells advertising time slots to our clients. We have been and are expected to continue to be dependent on CGEN Network to operate our advertising business. We do not have any equity interest in CGEN Network but receive the economic benefits of it through the contractual arrangements and certain corporate governance and shareholder rights matters. In addition, we have entered into agreements with CGEN Network and each of the shareholders of CGEN Network which provide us with a substantial ability to control CGEN Network. For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements with CGEN Network and Its Shareholders.”

Private Placement

In September 2005, we sold an aggregate of 48,538,977 shares of series A convertible preferred shares in a private placement at a price of $0.10301 per share. The investors in our series A preferred share private placement consisted of New Media Technology Limited, which purchased 4,368,508 shares, Yising Chan, who purchased 485,390 shares, S.I. Technology Venture Capital Limited, which purchased 33,977,284 shares and Sumitomo Corporation Equity Asia Limited, which purchased 9,707,795 shares.

In January 2006, we sold an aggregate of 88,181,951 shares of series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our series B preferred share private placement consisted of Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, JAFCO Asia Technology Fund III, which purchased 35,272,780 shares, TDF Capital China II, LP, which purchased 29,592,099 shares, TDF Capital Advisors, LP, which purchased 1,271,584 shares and Huitung Investments (BVI) Limited, which purchased 17,636,390 shares.

In February 2006, we issued an additional 33,529,746 shares of series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our additional series B preferred share private placement included Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, Redpoint Ventures II, L.P., which purchased 28,462,521 shares and Redpoint Associates II, LLC, which purchased 658,127 shares.

In December 2006, we issued an aggregate of 98,118,164 shares of series C convertible preferred shares in a private placement at a price of $0.203574 per share. The investors in our series C preferred share private placement consisted of CPI Ballpark Investments Ltd., which purchased 73,683,439 shares, Redpoint Ventures II L.P., which purchased 12,068,608 shares, Redpoint Associates II, LLC, which purchased 279,057 shares, TDF Capital China II, LP, which purchased 11,589,072 shares and TDF Capital Advisors, LP, which purchased 497,988 shares.

Transactions with Directors, Shareholders and Affiliates

In August 2005, in connection with our restructuring to add an intermediate holding company, we acquired 10% and 90% equity interest in CGEN Hong Kong from Guanyong Tian and CGEN Technology Company Limited, or CGEN Technology, a wholly owned entity of Yising Chan for a total cash consideration of HK$10,000.

In January 2006, we bought out the interests held by Top Result Promotion Limited, Warburg Pincus Ventures LP and SMI Investors (Pape II) by repurchasing from them 5,497,848, 5,497,898 and 5,497,848 preferred shares, respectively, for an aggregate consideration of $1.9 million. These shares were automatically cancelled upon our repurchase.

In February 2006, we cancelled 4,853,898 shares of series A convertible preferred shares subscribed by Yishing Chan as these shares had not been paid.

In November 2006, in connection with the extension of a $4 million loan, we issued to all of the series B preferred shares holders $4 million zero interest convertible promissory notes which are convertible to 19,648,918 series C preferred shares at an initial conversion price of $0.20. The series B preferred shares holders also received warrants to purchase 3,527,278 series B preferred shares at $0.11 per share, representing the interest portion of the loan. In December 2006, 3,527,278 series B preferred shares and 19,648,918 series C preferred shares were issued upon exercise of conversion rights in these warrants and the convertible notes, respectively.

In December 2006, we repurchased and cancelled 7,368,344 ordinary shares from Yising Chan for a consideration of $1.5 million.

In 2005, we paid RMB1,342,000 to CGEN Network Information Systems Co., Ltd., or CGEN Info, a company solely owned by Yising Chan, for its technical support services.

In 2005 and 2006, we received non-trade cash advances from CGEN Technology, a company owned and controlled by Yising Chan, to meet our temporary liquidity needs. The balances of such advances were RMB977,000 and RMB34,000 as of December 31, 2005 and 2006.

In March 2005, CGEN Network acted as a guarantor for the borrowings of CGEN Technology in the principal amount of $1.5 million from Top Result Promotion Limited. Such guarantee was discharged in September 2005 as a condition of funding through issuance of series A preferred shares.

In September 2005, RMB21,130,000 of amounts due to CGEN Technology was waived in connection with our Series A private placement.

Shareholders Agreement

In connection with our sale of series C preferred shares, we, our subsidiary, CGEN Network and our shareholders, including the purchasers of the series C preferred shares, entered into a shareholders agreement. The shareholders agreement provides that our board of directors will comprise of five directors, including one director designated by holders of our series C preferred shares, two directors designated by holders of our series B preferred shares, one director designated by holders of our series A preferred shares, and one director designated by holders of our ordinary shares. The shareholders agreement also imposes certain restrictions on transfer of shares by our ordinary shareholders and preferred shareholders, and grants preemptive rights to the preferred shareholders except with respect to this offering and certain other issuances. We and our shareholders each have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of our existing shareholders. The shareholders agreement will terminate upon the completion of this offering. However, the right of holders of at least 1% of our ordinary shares to receive copies of our filings with the SEC and certain other information will continue to exist after this offering is completed.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentives.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our current memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, or the Companies Law.

All shares and per share data have been adjusted to reflect a 1,000,000-for-1 split that became effective on September 7, 2005.

As of the date of this prospectus, our authorized share capital consists of 930,000,000 shares, comprised of (1) 580,000,000 ordinary shares with a par value of $0.000001 each, of which 92,631,656 shares are issued and outstanding; (2) 100,000,000 series A preferred shares with a par value of $0.000001 each, of which 43,685,079 shares are issued and outstanding; (3) 130,000,000 series B preferred shares with a par value of $0.000001 each, of which 127,752,161 shares are issued and outstanding; and (4) 120,000,000 series C preferred shares with a par value of $0.000001 each, of which 117,767,082 shares are issued and outstanding. All of our issued and outstanding series A, B and C preferred shares will automatically convert into 289,204,322 ordinary shares upon the closing of this offering.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace our current memorandum and articles of association. The following is a summary of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors from lawfully available funds.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by a show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of two or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, holding at least one-third of the issued voting share capital. Although not required by the Companies Law, shareholders’ meetings are expected to be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any shares.

Transfer of Shares.    Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On the basis that our issued share capital is comprised only of ordinary shares, on a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), proceeds from the disposition of assets lawfully available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Limitations on the Right to Own Shares.    There are no limitations on the right to own our shares.

History of Securities Issuances

The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.

Ordinary Shares.    In February 2005, we issued 800,000,000,000 and 200,000,000,000 ordinary shares, par value of $0.000001, to New Media Technology Limited and Yising Chan, respectively, in connection with our incorporation.

In August 2005, Yising Chan transferred 100,000,000,000 of our ordinary shares to New Media Technology Limited for a consideration of $100,000.

In September 2005, in connection with our series A private placement, we reduced our share capital by repurchasing 899,910,000,000 and 99,990,000,000 ordinary shares from New Media Technology and Yising Chan, respectively.

In September 2005, New Media Technology Limited and Yising Chan transferred 2,621,105 and 291,234 ordinary shares, respectively, to Totnes International Limited as consideration for consulting services provided by Totnes International Limited.

In January 2006, New Media Technology Limited transferred 87,378,895 ordinary shares to Yising Chan at an aggregate price of $10 million in the form of a promissory note.

In December 2006, we repurchased 7,368,344 of our ordinary shares from Yising Chan for a consideration of $1.5 million. Such shares were cancelled upon our repurchase.

Preferred Shares.    In September 2005, we sold an aggregate of 48,538,977 of our series A convertible preferred shares in a private placement at a price of $0.10301 per share. The investors in our series A preferred share private placement consisted of New Media Technology Limited, which purchased 4,368,508 shares, Yising Chan, who purchased 485,390 shares, S. I. Technology Venture Capital Limited, which purchased 33,977,284 shares, and Sumitomo Corporation Equity Asia Limited, which purchased 9,707,795 shares.

In September 2005, we issued 16,493,544 of our 8% accumulating convertible redeemable preferred shares to Top Result Promotion Limited as refund of sales deposit amounted to RMB13,780,000.

In November 2005, Top Result Promotion Limited transferred 5,497,848 and 5,497,848 of our 8% accumulating convertible redeemable preferred shares to Warburg Pincus Ventures LP and SMI Investors (Pape II) Limited, respectively.

In January 2006, we repurchased 5,497,848, 5,497,898 and 5,497,848 of our 8% accumulating convertible redeemable preferred shares from Top Result Promotion Limited, Warburg Pincus Ventures LP and SMI Investors (Pape II), respectively, for an aggregate consideration of $1.9 million. Such shares were automatically cancelled upon our repurchase.

In January 2006, New Media Technology Limited transferred 4,368,508 of our series A convertible preferred shares to Yising Chan.

In February 2006, we cancelled 4,853,898 of our series A convertible preferred shares subscribed and not paid for by Yising Chan.

In January 2006, we sold an aggregate of 88,181,951 of our series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our series B preferred share private placement consisted of Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, JAFCO Asia Technology Fund III, which purchased 35,272,780 shares, TDF Capital China II, LP, which purchased 29,592,099 shares, TDF Capital Advisors, LP, which purchased 1,271,584 shares, and Huitung Investments (BVI) Limited, which purchased 17,636,390 shares.

In January 2006, we issued 2,513,186 of our series B convertible preferred shares to Investlink Consulting (China) Ltd. as consideration for the consulting services provided by Invetlink Consulting (China) Ltd.

In February 2006, we sold an additional 33,529,746 of our series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our additional series B preferred share private placement were Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, Redpoint Ventures II, L.P., which purchased 28,462,521 shares, and Redpoint Associates II, LLC, which purchased 658,127 shares.

In December 2006, we issued an additional 3,527,278 of our series B convertible preferred shares at a price of $0.113402 per share upon exercise of certain warrants to purchase our series B convertible preferred shares. The investors that exercised such warrants were JAFCO Asia Technology Fund III, which purchased 946,716 shares, TDF Capital China II, LP, which purchased 794,247 shares, TDF Capital Advisors, LP, which purchased 34,129 shares, Sumitomo Corporation Equity Asia Limited, which purchased 497,235 shares, Huitung Investments (BVI) Limited, which purchased 473,358 shares, Redpoint Ventures II, LP, which purchased 763,929 shares, and Redpoint Associates II, LLC, which purchased 17,664 shares.

In December 2006, we issued an aggregate of 19,648,918 of our series C convertible preferred shares upon conversion of our convertible promissory notes at a conversion price of $0.203574 per share. The convertible promissory notes were issued in connection with a $4 million bridge loan. The investors that converted our convertible promissory notes were Redpoint Ventures II, L.P., which was issued 4,255,516 shares, Redpoint Associates II, LLC, which was issued 98,399 shares, TDF Capital Advisors, LP, which was issued 190,118 shares, TDF Capital China II, LP, which was issued 4,424,402 shares, JAFCO Asia Technology Fund III, which was issued 5,273,738 shares, Sumitomo Corporation Equity Asia Limited, which was issued 2,769,876 shares and Huitung Investments (BVI) Limited, which was issued 2,636,869 shares.

In December 2006, we sold an aggregate of 98,118,164 of our series C convertible preferred shares in a private placement at a price of $0.203574 per share. The investors in our series C preferred share private placement were CPI Ballpark Investments Ltd., which purchased 73,683,439 shares, Redpoint Ventures II L.P., which purchased 12,068,608 shares, Redpoint Associates II, LLC, which purchased 279,057 shares, TDF Capital China II, LP, which purchased 11,589,072 shares, TDF Capital Advisors, LP, which purchased 497,988 shares.

Options.    We granted certain of our directors, officers, employees and consultants options to purchase our ordinary shares in such aggregate number and on such dates as indicated below:

•	13,210,000 shares on May 8, 2006, 500,000 of which were forefeited due to the termination of option holders’ services;

•	3,120,000 shares on June 30, 2006;

•	570,000 shares on September 1, 2006;

•	3,000,000 shares on January 31, 2007;

•	3,176,518 shares on March 15, 2007;

•	10,000 shares on March 31, 2007; and

•	500,000 shares on May 15, 2007.

These options were granted under our 2006 employee stock option plan with an exercise price of $0.1134 per share.

We granted to certain of our directors and officers options to purchase an aggregate of 2,773,180 and 2,500,000 of our ordinary shares at an exercise price of $0.30 per share on March 31, 2007 and May 15, 2007, respectively, pursuant to our 2007 employee stock option plan. For additional information, see “Management—Share Incentives—Historical Option Grants.”

Warrants.    In November 2006, we issued warrants to purchase up to 3,527,278 of our series B convertible preferred shares at an exercise price of $0.11. In December 2006, 3,527,278 of our series B convertible preferred shares were issued upon exercise of the warrants, including 763,929 shares to Redpoint Ventures II, L.P., 17,664 shares to Redpoint Associates II, LLC, 794,247 shares to TDF Capital China II, LP, 34,129 shares to TDF Capital Advisors, LP, 946,716 shares to JAFCO Asia Technology Fund III, 497,235 shares to Sumitomo Corporation Equity Asia Limited, and 473,358 shares to Huitung Investments (BVI) Limited.

As consideration for a $30 million loan extended to CGEN Hong Kong, we issued to Medley Opportunity Fund Ltd. a warrant to purchase up to 3% of our fully diluted ordinary shares on an as-converted basis immediately after this offering at an exercise price of the lower of $0.70 per share and $0.53 per share, which represents 75% of the mid-point of the price per ordinary share based on the price per ADS in this offering. The warrant is for a term of five years and is exercisable upon the closing of this offering.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow our shareholders to put any proposal before the annual meeting of shareholders. However, shareholders general meetings may be called by the directors and shall be convened on upon a requisition by members holding not less than one third of our voting share capital.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed, but only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records.    Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no such general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	establish advance notice requirements for nominating board of directors nominees.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our post-offering memorandum and articles of association, we may indemnify our directors and officers against costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or wilful misconduct.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or officer is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our registration rights agreement entered into on December 7, 2006, we have granted certain registration rights to holders of our registrable securities, which mean ordinary shares issued to or to be issued to our series A, B and C preferred shareholders as of the date of the agreement. We are in the process of entering into a new registration rights agreement on the same terms that will extend the definition of registrable securities to include ordinary shares issuable upon the exercise of the warrant issued to Medley Opportunity Fund Ltd. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    On any date after the earlier of (a) December 31, 2009 and (b) 180 days following the effectiveness of this offering, holders of at least 20% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration after we have already effected (1) three registration statements or (2) any registration statement during any period in which any other registration statement (other than Form F-4 or Form S-8 promulgated under the Securities Act or any successor form thereto) pursuant to which the ordinary shares are to be sold have been filed and not withdrawn or have been declared effective within the prior 90 days. We have the right to defer the filing of a registration statement for up to 90 days if we are engaged, or have fixed plans to engage within 90 days of the time of such request, in a firm commitment underwritten public offering of registrable securities whether or not the holders of registrable securities may be included, or we reasonably determine that such registration and offering would interfere with any material transaction involving us, as approved by our board of directors. At any time before the registration statement covering the registrable securities becomes effective, the holders of a majority of such registrable securities may request us to withdraw or not to file the registration statement.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to an F-4 or F-8 registration statement, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Form F-3 Registration Rights.    When we are eligible for the use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 if the registrable securities covered by such registration statement have an aggregate offering price of at least $1.0 million.

Expenses of Registration.    We will pay all expenses in connection with the registration, including all registration and filing fees, fees and expenses of complying with securities and blue sky laws, any fee charged by any depositary bank, transfer agent or share register, fees and expenses of our counsel and reasonable fees and expenses of the investors’ counsel.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver ADSs. Each ADS will represent 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with the office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided in the section of this prospectus headed “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See the section of this prospectus headed “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws or Cayman Islands laws may restrict the sale, deposit, transfer and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon not less than 30 days in advance of the meeting date.

Fees and Expenses

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0 .02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0 .02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•        Change the nominal or par value of our shares

•        Reclassify, split up or consolidate any of the deposited securities

•        Distribute securities on the shares that are not distributed to you

•        Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 9,166,667 ADSs outstanding representing approximately 34.7% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while an application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly announce the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors and principal shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of our then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 5,285,027 ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, according to Rule 701 under the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon the completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon the laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double-tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions described in the following discussion constitute the opinion of Latham & Watkins LLP regarding the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming by U.S. Holders of ADSs of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rate applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year treated as actually or constructively received as ordinary dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, current law provides that dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market. You should consult your tax advisors regarding the availability of the lower rate for dividends paid by us with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income” for taxable years beginning after December 31, 2006.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Subject to exceptions and limitations, any such gain or loss that you recognize will be treated as United States source income or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on our current and anticipated operations and composition of our assets, although it is not clear how the contractual arrangements between us and our affiliated entity will be treated for purposes of the passive foreign investment company, or PFIC, rules, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2007. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of the taxable year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

A Non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our ADSs and ordinary shares so long as we remain a publicly traded corporation, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. If we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. We do not currently intend to prepare or provide the information that would enable you to make a “qualified electing fund” election.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

In addition, if we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-

tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year that we are treated as a PFIC with respect to you, an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the Nasdaq Global Market and, consequently, we expect that, provided that the ADSs are listed on the Nasdaq Global Market and that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of such ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2007, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Piper Jaffray & Co. is acting as the representative, the following numbers of ADSs:

Underwriters	Number of ADSs
Piper Jaffray & Co.
Jefferies & Company, Inc.
Needham & Company, LLC

Total	9,166,667

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase up to 1,375,000 additional ADSs from us at the initial public offering price less the underwriting discount. The option may be exercised only to cover any over-allotments. If the underwriters exercise their option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase the number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus, and to dealers at that price less a selling concession of $             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $             per ADS to other dealers. After the initial public offering, the underwriters may change the public offering price.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts payable by us	$	$	$	$
Underwriting discounts payable by the selling shareholders	$	$	$	$
Expenses payable by us	$	$	$	$

Total expenses for this offering, excluding underwriting discounts and commissions, are estimated to be approximately $3.6 million, including SEC registration fees of $4,854, FINRA filing fees of $16,331, Nasdaq listing fees of $100,000, printing expenses of approximately $120,000, legal fees of approximately $1.1 million, accounting fees of approximately $1.7 million, and miscellaneous expenses, including roadshow costs, of approximately $0.5 million. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and Nasdaq listing.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the ADSs being offered.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 733,333 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. These reserved ADSs are not subject to any lock-up restrictions.

We and the selling shareholders, our directors, executive officers and all existing shareholders have agreed, with exceptions, that, without the prior written consent of Piper Jaffray & Co., neither we nor any of the selling shareholders nor any of our directors and executive officers nor any of our existing shareholders will, during the period of 180 days from the date of this prospectus:

•

directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, or make any announcement of any of the foregoing;

•

establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities; and

•

otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.

These restrictions do not apply to the sale of our ordinary shares in the form of ADSs to the underwriters, the mandatory conversion of convertible securities outstanding on the date hereof and the grant of options under our share option scheme.

We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing. In addition, each of our directors and executive officers and our existing shareholders has agreed that, without the prior written consent of Piper Jaffray & Co., they will not, during the period of 180 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, all of the foregoing restrictions shall continue to apply to us, the selling shareholders, our directors and executive officers and all of our existing shareholders until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

An application has been made to list the ADSs on the Nasdaq Global Market under the symbol “ADTV.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price for our ADSs offered by this prospectus was determined through negotiations between us and Piper Jaffray & Co., as representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price for our ADSs include:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information, the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to online brokerage account holders. ADSs to be sold in an electronic distribution will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus, or the registration statement of which the prospectus forms a part.

Certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith.

The address of the representative of the underwriters is Piper Jaffray & Co., 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this prospectus or any other offering material relating to our ADSs or ordinary shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any ADSs or ordinary shares, or to take any steps relating/ancillary thereto, and not to distribute or publish this prospectus or any other material relating to our ADSs or ordinary shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions; or (b) an offering of our ADSs or ordinary shares to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the issuer to be in violation of the Belgian securities laws.

France

Neither this prospectus nor any other offering material relating to our ADSs or ordinary shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. Our ADSs and ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our ADSs or ordinary shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of our ADSs or ordinary shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such ADSs or ordinary shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom / Austria / Denmark / Germany / Norway / The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs or ordinary shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs or ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs or ordinary shares shall result in a requirement for the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs or ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs or ordinary shares to be offered so as to enable an investor to decide to purchase any ADSs or ordinary shares, as the same may be varied in that

Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•

it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs or ordinary shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;

•

a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741- 1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing our ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the ADSs offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the ADSs offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus or any other prospectus relating to the ADSs offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the ADSs offered hereby or distribution of copies of this prospectus or any other document relating to the ADSs offered hereby in Italy must be made:

•

by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

•	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

•	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus may not be made available, nor may the ADSs offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The ADSs offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The issuer has not applied for a listing of the ADSs being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The ADSs being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of our ADSs or ordinary shares.

Hong Kong

The ordinary shares and ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares or ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares or ADSs which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and may not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

•

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor.

Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	by operation of law.

People’s Republic of China

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. The ADSs and ordinary shares may not be offered or sold, directly or indirectly, in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

Cayman Islands

This prospectus does not constitute a public offering of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

Australia

No prospectus or other disclosure document as defined in the Corporations Act 2001 of Australia in relation to the ADSs has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(i) has not made or invited, and will not make or invite, an offer of the ADSs or ordinary shares for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(ii) has not distributed or published, and will not distribute or publish, the prospectus or any other offering material or advertisement relating to the ADSs in Australia, unless, in either case (i) or (ii):

(a) the minimum aggregate consideration payable by each offeree or invitee is at least A$500,000 (or its equivalent in other currencies), disregarding moneys lent by the offeror or its associates, or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(b) such action complies with all applicable laws and regulations.

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to Chinese law will be passed upon for us by Grandall Legal Group (Shanghai) and for the underwriters by Fangda Partners. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Grandall Legal Group (Shanghai) with respect to matters governed by Chinese law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by Chinese law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006, and for the years then ended, included in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 23/F, The Center, 989 Chang Le Road, Shanghai 200031, People’s Republic of China.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to the extent they relate to the determination of fair value of our ordinary shares and share options on the relevant grant dates, have been reviewed and confirmed by Censere Group, an independent appraiser, and the statements relating to Censere Group’s appraisal approach, major assumptions and appraisal value have been included with their consent in reliance upon the authority of such firm as an expert in valuation. The address of Censere Group is Room 607, 6/F Dong Yi Building, 88 Chang Shu Road, Shanghai 200040, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CGEN DIGITAL MEDIA COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

CGEN Digital Media Company Limited

We have audited the accompanying consolidated balance sheets of CGEN Digital Media Company Limited (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CGEN Digital Media Company Limited and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

August 10, 2007

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	Note	December 31, 2005	December 31, 2006		Proforma shareholders’ equity at December 31, 2006
		RMB	RMB	US$	RMB	US$
					(unaudited) Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents		9,836	171,137	22,483
Restricted cash		—	5,193	682
Accounts receivable (net of allowance of nil for 2005 and RMB10,126 (US$1,330) for 2006)	3	13,935	92,270	12,121
Prepayments and other current assets	4	7,809	23,166	3,043

Total current assets		31,580	291,766	38,329

Non-current assets:
Property and equipment, net	5	41,056	50,939	6,692
Intangible asset, net	6	3,786	3,336	438
Prepayments	4	—	1,999	262
Other assets		868	614	81

Total non-current assets		45,710	56,888	7,473

Total assets		77,290	348,654	45,802

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Short-term borrowings	7	8,250	5,000	657
Long-term borrowing, current portion	7	13,350	—	—
Accounts payable		8,860	7,451	979
Accrued expenses and other liabilities	8	8,846	21,396	2,811
Advances from customers	9	17,897	19,278	2,533
Business and other taxes payable	10	1,883	15,971	2,098
Amount due to related parties	19	977	34	4

Total current liabilities		60,063	69,130	9,082

Non-current liabilities:
Asset retirement obligation	11	244	666	87

Total non-current liabilities		244	666	87

Total liabilities		60,307	69,796	9,169

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	Note	December 31, 2005	December 31, 2006		Pro forma shareholders’ equity at December 31, 2006
		RMB	RMB	US$	RMB	US$
					(unaudited) Note 2(a)
Convertible redeemable preferred shares:
Series C, par value
US$0.000001 per share
Authorized—nil and 150,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—nil and 117,767,082 shares as of December 31, 2005 and 2006
Redemption value—nil and US$0.3054 per share as of December 31, 2005 and 2006	12	—	137,536	18,068	—	—
Series B, par value
US$0.000001 per share
Authorized—nil and 130,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—nil and 127,752,161 shares as of December 31, 2005 and 2006
Redemption value—nil and US$0.1701 per share as of December 31, 2005 and 2006	12	—	146,857	19,293	—	—
Series A, par value
US$0.000001 per share
Authorized—130,000,000 and 100,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—43,685,079 and 43,685,079 shares as of December 31, 2005 and 2006
Redemption value—US$0.41204 and US$0.1545 per share as of December 31, 2005 and 2006	12	36,603	47,298	6,213	—	—
8% accumulating, par value
US$0.000001 per share
Authorized—70,000,000 and nil shares as of December 31, 2005 and 2006
Issued and outstanding—16,493,544 and nil shares as of December 31, 2005 and 2006
Redemption value—US$0.41204 and nil per share as of December 31, 2005 and 2006	12	15,525	—	—	—	—
Commitment and contingencies	22
Shareholders’ (deficit) equity:
Ordinary shares, par value US$0.000001 per share
Authorized—800,000,000 and 580,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—100,000,000 and 92,631,656 shares as of December 31, 2005 and 2006; 389,204,322 shares outstanding pro forma (unaudited)		—	—	—	—	—
Additional paid-in capital		42,081	96,505	12,678	475,385	62,452
Accumulated other comprehensive loss		(135)	(8,484)	(1,115)	(8,484)	(1,115)
Accumulated deficit		(77,091)	(140,854)	(18,504)	(188,043)	(24,703)

Total shareholders’ (deficit) equity		(35,145)	(52,833)	(6,941)	278,858	36,634

Total liabilities and shareholders’ (deficit) equity		77,290	348,654	45,802

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Note	Year ended December 31, 2005	Year ended December 31, 2006
		RMB	RMB	US$
Net revenues:
Advertising revenues		10,553	130,626	17,161
Other services revenues		11,106	27,663	3,634

		21,659	158,289	20,795
Cost of revenues: (a)
Advertising revenues		(33,259)	(95,045)	(12,486)
Other services revenues		(9,651)	(18,676)	(2,454)

Gross (loss) profit		(21,251)	44,568	5,855
Operating expenses:
Selling expenses		(6,651)	(17,105)	(2,247)
General and administrative expenses		(6,858)	(18,064)	(2,373)
Depreciation expenses		(258)	(317)	(42)
Bad debt provision		—	(10,126)	(1,330)
Loss on disposal of property and equipment		—	(2,335)	(307)

Operating loss		(35,018)	(3,379)	(444)
Interest income		53	501	66
Interest expense		(2,056)	(2,787)	(366)
Exchange gain		240	1,221	160
Other expenses, net		(375)	(228)	(30)

Loss before income tax expenses		(37,156)	(4,672)	(614)
Income tax expenses	15	—	—	—

Net loss		(37,156)	(4,672)	(614)

Loss:
Cumulative dividend on 8% accumulating convertible redeemable preferred shares		(343)	(54)	(7)
Accretion of 8% accumulating convertible redeemable preferred shares		(1,402)	(216)	(28)
Redemption of 8% accumulating convertible redeemable preferred shares		—	705	93
Accretion of Series A convertible redeemable preferred shares		(3,708)	(10,695)	(1,405)
Accretion of Series B convertible redeemable preferred shares		—	(31,555)	(4,145)
Amortization of premium of Series B convertible redeemable preferred shares converted from the exercise of warrants		—	23	3
Accretion of Series C convertible redeemable preferred shares		—	(1,960)	(258)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares		—	(3,606)	(474)

Loss attributable to ordinary shareholders		(42,609)	(52,030)	(6,835)

Basic and diluted loss per share	18	(0.56)	(0.52)	(0.07)

Weighted average ordinary shares used in basic and diluted loss per share computation	18	75,462,036	99,241,534	99,241,534

Pro forma basic and diluted loss per share on an as converted basis (unaudited)	26		(0.01)	(0.001)

Shares used in pro forma basic and diluted loss per share computation (unaudited)	26		387,653,515	387,653,515

(a) Technical support fee to a related party	19	(1,342)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for number of shares and per share data)

	Year ended December 31, 2005	Year ended December 31, 2006
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(37,156)	(4,672)	(614)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property and equipment	—	2,335	307
Amortization of intangible asset	450	450	59
Depreciation of property and equipment	7,394	10,705	1,406
Bad debt provision	—	10,126	1,330
Share compensation expense	951	—	—
Asset retirement obligation accretion expense	9	24	3
Changes in operating assets and liabilities:
Accounts receivable	(13,527)	(88,461)	(11,621)
Prepayments and other current assets	(6,503)	(17,356)	(2,280)
Other assets	254	254	33
Accounts payable	4,909	2,041	268
Accrued expenses and other liabilities	4,170	15,593	2,049
Advances from customers	17,877	1,381	182
Business and other taxes payable	585	14,089	1,851
Amount due to related parties	(9,256)	(943)	(124)

Net cash used in operating activities	(29,843)	(54,434)	(7,151)
Cash flows from investing activities:
Restricted cash	850	(5,193)	(682)
Acquisition of property and equipment	(16,976)	(25,591)	(3,362)
Proceeds from disposal of property and equipment	—	13	2

Net cash used in investing activities	(16,126)	(30,771)	(4,042)

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	Year ended December 31, 2005	Year ended December 31, 2006
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term borrowings	8,250	5,000	657
Repayment of short-term borrowings	(8,600)	(8,250)	(1,084)
Repayment of long-term borrowings	(3,650)	(13,350)	(1,754)
Proceeds from issuance of convertible redeemable preferred shares	36,416	267,705	35,169
Repurchase of 8% accumulating convertible redeemable preferred shares	—	(15,090)	(1,982)
Proceeds from capital injection	10,000	—	—
Payment of issuance cost of convertible redeemable preferred shares	(3,521)	(3,873)	(509)
Proceeds from issuance of convertible note and warrants	—	31,312	4,113
Proceeds from exercise of warrants	—	3,131	411
Repurchase of ordinary shares	—	(11,733)	(1,541)

Net cash provided by financing activities	38,895	254,852	33,480
Net (decrease) increase in cash and cash equivalents	(7,074)	169,647	22,287
Effect of exchange rate changes on cash and cash equivalents	(135)	(8,346)	(1,096)
Cash and cash equivalents at the beginning of year	17,045	9,836	1,292

Cash and cash equivalents at the end of year	9,836	171,137	22,483

Supplemental disclosures of cash flow information:
Interest paid	1,594	439	58
Supplemental schedule of non-cash activities:
8% accumulating convertible redeemable preferred shares issued for settlement of services	13,780	—	—
Series B convertible redeemable preferred shares issued in exchange for advisory services	—	2,299	302
Series B convertible redeemable preferred shares issued from exercise of warrants	—	5,654	743
Series C convertible redeemable preferred shares issued from exercise of convertible note	—	28,604	3,758
Waiver of salary payment to management	—	1,093	144
Waivers of amount due to related party	21,130	—	—
Non-cash investments from asset retirement obligation	207	398	52
Non-cash acquisition of property and equipment	—	1,130	148

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Shareholders’ deficit	Comprehensive loss
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2005	50,000,000	—	10,000	(16)	(34,482)	(24,498)	—
Cumulative dividend on 8% accumulating convertible redeemable preferred shares	—	—	—	—	(343)	(343)	—
Accretion of 8% accumulating convertible redeemable preferred shares	—	—	—	—	(1,402)	(1,402)	—
Accretion of Series A convertible redeemable preferred shares	—	—	—	—	(3,708)	(3,708)	—
Issuance of ordinary shares	50,000,000	—	10,000	—	—	10,000	—
Share compensation expense	—	—	951	—	—	951	—
Waivers of amount due to related party	—	—	21,130	—	—	21,130	—
Foreign currency translation adjustment	—	—	—	(119)	—	(119)	(119)
Net loss	—	—	—	—	(37,156)	(37,156)	(37,156)

Balance at December 31, 2005	100,000,000	—	42,081	(135)	(77,091)	(35,145)	(37,275)
Repurchase of ordinary shares	(7,368,344)	—	—	—	(11,733)	(11,733)	—
Cumulative dividend on 8% accumulating convertible redeemable preferred shares	—	—	—	—	(54)	(54)	—
Accretion of 8% accumulating convertible redeemable preferred shares	—	—	—	—	(216)	(216)	—
Redemption of 8% accumulating convertible redeemable preferred shares	—	—	—	—	705	705	—
Accretion of Series A convertible redeemable preferred shares	—	—	—	—	(10,695)	(10,695)	—
Accretion of Series B convertible redeemable preferred shares	—	—	—	—	(31,555)	(31,555)	—
Amortization of premium of Series B convertible redeemable preferred shares converted from the exercise of warrants	—	—	—	—	23	23	—
Accretion of Series C convertible redeemable preferred shares	—	—	—	—	(1,960)	(1,960)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares upon issuance of convertible note	—	—	8,014	—	—	8,014	—
Reversal of beneficial conversion feature on Series B convertible redeemable preferred shares upon exercise of convertible note to Series C convertible redeemable preferred shares	—	—	(5,478)	—	—	(5,478)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	50,795	—	—	50,795	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(3,606)	(3,606)	—
Waiver of salary payment to management	—	—	1,093	—	—	1,093	—
Foreign currency translation adjustment	—	—	—	(8,349)	—	(8,349)	(8,349)
Net loss	—	—	—	—	(4,672)	(4,672)	(4,672)

Balance at December 31, 2006	92,631,656	—	96,505	(8,484)	(140,854)	(52,833)	(13,021)

Balance at December 31, 2006 (US$)	92,631,656	—	12,678	(1,115)	(18,504)	(6,941)	(1,711)

The accompanying notes are an integral part of the consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

CGEN Digital Media Company Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on February 24, 2005 by Yising Chan and New Media Technology Limited (British Virgin Islands) (“New Media”), an entity controlled by Yising Chan. At the time of incorporation, Yising Chan directly owned 20% of the equity interests, of which 10% was held in trust for Guanyong Tian, co-founder and senior vice president of the Group while New Media owned the remaining 80% of the equity interests. On August 18, 2005, the 10% equity interests in the Company held in trust for Guanyong Tian was sold to New Media at cost for a cash consideration of US$100. The Company had no operations at the time of the transaction. The Company is considered a foreign entity under the laws of the People’s Republic of China (“PRC”) and was formed solely to acquire and hold equity interests in CGEN Media Technology Co., Ltd.

As at December 31, 2006, the Company’s subsidiaries consist of the following entities:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
CGEN Media Technology Co., Ltd. (“CGEN Hong Kong”)	December 13, 2003	Hong Kong	100%	Investment holding

CGEN Digital Technology (Shanghai) Co., Ltd. (“CGEN Shanghai”)	August 29, 2005	PRC	100%	Research and develop information technology, design, produce and sale of computer software and system and provision of related technical and consultation services

As at December 31, 2006, the consolidated financial statements of the Company also include the following variable interest entity (“VIE”) subsidiary:

Name	Date of incorporation	Place of incorporation	Principal activities
CGEN Digital Media Network Co., Ltd. (“CGEN Network”)	September 10, 2003	PRC	Render advertising services operation of out-of-home advertising network using flat-panel displays placed at hypermarkets and supermarkets

The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is principally engaged in advertising services operations of out-of-home advertising network using flat-panel displays placed in public areas such as hypermarkets and supermarkets and to a lesser extent, provision of project management services in relation to indoor and outdoor promotion activities. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its VIE subsidiary in the PRC.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

CGEN Hong Kong was acquired on November 5, 2004 from a third party for RMB11, which was the share capital of CGEN Hong Kong at the time of acquisition. CGEN Hong Kong was acquired mainly for investment holding purposes and had no substantive net assets at the time of acquisition. CGEN Technology Co., Ltd. (“CGEN Technology”), a wholly owned entity of Yising Chan, held 80% of equity interests in CGEN Hong Kong while Guanyong Tian, a PRC national, held the remaining 20% equity interest. On July 11, 2005, CGEN Technology acquired 10% equity interest in CGEN Hong Kong from Guanyong Tian for a cash consideration of RMB1 and increased its total shareholding in CGEN Hong Kong to 90%. On August 11, 2005, the Company acquired the full 100% equity interest in CGEN Hong Kong from CGEN Technology and Guanyong Tian for a total cash consideration of RMB11. The acquisition was accounted for at historical cost, in a manner similar to pooling of interest as the Company and CGEN Hong Kong were entities under common control. CGEN Hong Kong was in a net liability position of RMB391 on January 1, 2005. Guanyong Tian’s initial investment in the 20% equity interests of CGEN Hong Kong was RMB2. As a result, the minority interest in the net assets of CGEN Hong Kong held by Guanyong Tian was reduced to zero as of January 1, 2005 and CGEN Hong Kong was consolidated 100% by the Company. The effect from purchase accounting for the two step acquisitions of minority interest held by Guanyong Tian was insignificant.

CGEN Shanghai was incorporated by CGEN Hong Kong in Zhangjiang Hi-Tech Park as a wholly foreign-owned enterprise on August 29, 2005. CGEN Shanghai was formed to render technical and financing support to CGEN Network.

CGEN Network was incorporated as a domestic invested enterprise under the Company Law of PRC on September 10, 2003 by CGEN Info and Guanyong Tian. CGEN Info and Guanyong Tian respectively held 80% and 20% of the equity interests in CGEN Network. CGEN Network was named Shanghai Media Logistics Communications Co., Ltd. at incorporation and was subsequently changed to CGEN Digital Media Network Co., Ltd. upon the approval by the Shanghai Administration for Industry and Commerce on April 26, 2004. Pursuant to an agreement on June 3, 2005, CGEN Info transferred its entire equity interests to four individual shareholders, Weiming Gao, the wife of Yising Chan, and Xiaofeng Cao, Fang Yao and Haiguang Zhu, all three of whom are directors of the Group, for a cash consideration of RMB8,000. On August 30 2005, CGEN Network effected a RMB10,000 rights offering to the existing equity interest holders at that time. Guanyong Tian did not participate in the rights offering and his equity interest was diluted to 10%. The equity interests in CGEN Network owned by Guanyong Tian, Xiaofeng Cao, Fang Yao and Haiguang Zhu were held in trust for Weiming Gao. The RMB8,000 for the transfer of equity interests as well as the subsequent capital injection of RMB10,000 were financed by Yising Chan.

The Group has applied Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51(“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the ordinary shareholders of the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations restrict foreign ownership of companies that provide advertising services, including out-of-home television advertising services. To comply with these laws and regulations, the Group conducts substantially all of its activities through CGEN Network by having CGEN Shanghai entered into a series of contractual arrangements with CGEN Network and its shareholders on

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

September 8, 2005 and December 30, 2005 (the “Reorganization”). CGEN Network holds the licenses and permits necessary to operate the Group’s businesses and provide advertising services in the PRC. On September 8, 2005, CGEN Shanghai entered into various contractual arrangements with CGEN Network and its shareholders including an equity pledge agreement, an exclusive call option agreement, and an exclusive technology supporting and service agreement. On December 30, 2005, a software transfer agreement was entered into between CGEN Shanghai and CGEN Network. Together, these contractual agreements entitle CGEN Shanghai to (i) exercise effective control over CGEN Network through its ability to exercise all the rights of CGEN Network’s shareholders; (ii) provide unlimited financial support to CGEN Network for its operations; (iii) receive technical and consulting fees, adjustable at the sole discretion of CGEN Shanghai, in an amount up to all of the net income of CGEN Network; (iv) have an exclusive option to purchase the equity interests in CGEN Network held by its shareholders, to the extent permitted under PRC law, for the higher of RMB10 or the minimum amount of consideration permitted by PRC law; and (v) amend the terms of the exclusive technology supporting and service agreement at any time. On January 16, 2006, CGEN Network and its shareholders, CGEN Shanghai and the Company entered into an agreement stipulating that any amendments to the exclusive technology supporting and service agreement, the equity pledge agreement and the call option agreement signed on September 8, 2005 require the approval of over half of the board of directors of the Company plus at least one Series B convertible redeemable preferred shareholder. On July 25, 2007, CGEN Shanghai entered into a supplementary agreement with CGEN Network and its shareholders. While this supplementary agreement was signed in 2007, the intent and substance of all the agreements above remained unchanged. Pursuant to the supplementary agreement:

•

Before CGEN Shanghai can legally exercise the option to acquire CGEN Network, CGEN Network’s shareholders cannot declare any dividends or distribute any residual profits without the consent of CGEN Shanghai;

•

Any funds, including but not limited to dividends distributed out of CGEN Network’s residual profits, received by CGEN Network’s shareholders or any persons designated by CGEN Network’s shareholders, shall be remitted in full to CGEN Shanghai;

•

The consideration received by CGEN Network’s shareholders upon the exercise of the call option by CGEN Shanghai must be immediately remitted to CGEN Shanghai or any persons designated by CGEN Shanghai.

The following is a summary of the various agreements dated September 8, 2005 and December 30, 2005:

Exclusive Technology Supporting and Service Agreement

Pursuant to the exclusive technology supporting and service agreement between CGEN Shanghai and CGEN Network, CGEN Shanghai has the exclusive and irrevocable right to provide to CGEN Network technical and consulting services related to the business operations of CGEN Network. In return, CGEN Network is required to pay CGEN Shanghai a quarterly service fee as determined by the board of directors of CGEN Shanghai, in an amount up to all of the net income of CGEN Network. The terms of the agreement remain in effect for a period of three years and the agreement is renewable at CGEN Shanghai’s discretion.

For the year ended December 31, 2006, total amount of such fees was RMB21,871 (US$2,873). CGEN Network’s net income for the year ended December 31, 2006 and its accumulated deficit as of December 31, 2006, after the technical and consulting fees, amounted to RMB75 (US$10) and RMB69,730 (US$9,161), respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Software Transfer Agreement

CGEN Shanghai and CGEN Network entered into a software transfer agreement whereby CGEN Network agrees to transfer its proprietary media scheduling and distribution software, MediaOne, to CGEN Shanghai at no consideration.

In addition to the software transfer agreement, all technical employees of CGEN Network became employees of CGEN Shanghai in early 2007 upon the expiration of their 2006 employment contract with CGEN Network. These technical employees are responsible for the execution of the exclusive technology supporting and service agreement.

Call Option Agreement

Under the call option agreement among CGEN Network, its shareholders and CGEN Shanghai, CGEN Network and its shareholders irrevocably granted CGEN Shanghai, or its designated person, an exclusive option to purchase, when and to the extent permitted under PRC law, the equity interests of CGEN Network. The exercise price is RMB10 or the minimum price permitted by PRC laws. Such amount received by shareholders of CGEN Network is required to be remitted to CGEN Shanghai under the supplementary agreement signed on July 25, 2007. In addition, CGEN Shanghai is obligated to provide unlimited financial support to CGEN Network for operations. If CGEN Network sustains an operating loss and cannot repay the funds provided by CGEN Shanghai, CGEN Shanghai must agree to forego the right to seek repayment. Furthermore, neither CGEN Network nor its shareholders are permitted to enter into transactions that could materially affect CGEN Network’s assets, liabilities or operations without the prior written consent of CGEN Shanghai. CGEN Network cannot distribute any dividends and grant any loan to third parties without the prior written consent of CGEN Shanghai. This call option agreement will remain valid until terminated as agreed upon by the parties thereto.

Equity Pledge Agreement

Pursuant to the equity pledge agreement between CGEN Shanghai and the shareholders of CGEN Network, each shareholder has pledged all of his or her equity interest in CGEN Network to CGEN Shanghai to guarantee the performance of CGEN Network’s obligations under the exclusive technology supporting and service agreement and to assure any actions of the CGEN Network shareholders are in the best interest of CGEN Shanghai.

If CGEN Network breaches its respective contractual obligations under the exclusive technology supporting and service agreement, CGEN Shanghai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interests in CGEN Network without the prior consent of CGEN Shanghai. The equity pledge will expire two years after CGEN Network and its shareholders fully perform their respective obligations under the exclusive technology supporting and service agreement. Through the above agreements, the Company, in substance, has the ability, and intends to continue exercising that ability, to absorb substantially all of the profits and all of the expected losses of CGEN Network. The Company and its related parties hold all the variable interests of CGEN Network and the Company, through its wholly-owned interest in CGEN Shanghai, has been determined to be most closely associated with CGEN Network. Therefore, the Company is the primary beneficiary of CGEN Network under FIN 46R, and accordingly, the results of CGEN Network have been consolidated in the financial statements of the Group.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Prior to the Reorganization, the Company had the same controlling shareholder as CGEN Network, as defined under Emerging Issues Task Force (“EITF”) Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141, “Business Combinations”. In substance, an existing sister operating entity, CGEN Network, has been reorganized as a subsidiary of the Company and the transaction was accounted for as a legal reorganization of entities under common control, in a manner similar to a pooling-of-interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The assets and liabilities of the parties to the Reorganization have been stated at their historical amounts in the consolidated financial statements.

The consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE subsidiary for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

If an initial public offering is completed, all of the convertible redeemable preferred shares (Note 12) outstanding will automatically convert into 289,204,322 shares of ordinary shares, based on the shares of convertible redeemable preferred shares outstanding at December 31, 2006. Unaudited pro forma shareholders’ equity, as adjusted for the assumed conversion of the convertible redeemable preferred shares, is set forth on the consolidated balance sheet.

(b) Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment and intangible asset, share-based compensation expenses, and valuation allowance for deferred tax assets. Actual results could materially differ from those estimates.

(c) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, other current assets, accounts payable, other liabilities, short-term borrowings, amounts due to related parties, and the Series A, Series B and Series C convertible redeemable preferred shares. The carrying values of these financial instruments, other than the convertible redeemable preferred shares, approximate their fair values due to their short-term maturities. The Series A, Series B and Series C convertible redeemable preferred shares were initially recognized at fair value upon issuance and subsequently carried at amortized cost using the effective interest rate method. The convertible note was recognized based on residual proceeds after bifurcation of the warrants, which provided for a cashless exercise feature, at fair value. Subsequently,

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

the convertible note was carried at amortized cost using the effective interest rate method and the warrants were recognized at fair value. The Group utilized an independent third party valuation firm to determine the fair values of the convertible redeemable preferred shares, convertible note and warrants.

The long-term borrowings approximate their fair value as their interest rates approximate market interest rates.

(d) Foreign currency

The Company and CGEN Hong Kong determined their functional currency to be the United States dollars (“US$”) while CGEN Shanghai and CGEN Network determined their functional currency to be the Chinese Renminbi (“RMB”) based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52, Foreign Currency Translation. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

(e) Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.6120 on June 30, 2007 in the City of New York for cable transfers of Chinese Renminbi (“RMB”) as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of three months or less at the date of purchase. Except for the restricted cash, none of the Group’s cash and cash equivalents are restricted as to withdrawal and use.

(g) Restricted cash

Restricted cash represents the amounts of cash pledged as security for outstanding borrowings to a financial institution, which are not available for the Group’s use. In February 2006, the Company placed a deposit of RMB5,193 (US$682) with AFG Asset Management Limited to secure the credit facility of RMB5,000 (US$657) to CGEN Shanghai. The restriction on cash has been released in January 2007.

(h) Accounts receivable

Billed and unbilled accounts receivable are carried at net realizable value. An estimate for doubtful debts is made when collection of the full amount is no longer probable.

In evaluating the collectibility of receivable balances, the Group considers many factors, including the aging of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The Company’s billing practice upon completion of its services is influenced by its internal cash management decisions that take into account industry-wide payment practices and PRC business tax rules. Following normal business practices for service providers of the out-of-home advertising industry in the PRC, the Company pays business taxes when the payment is confirmed by its customers and we have issued tax receipts (which also serves as sales invoices) to our customers. The Company manages the timing of its tax payments, and its overall cash flows, by managing the timing of billing to its customers and issuance of tax receipts to its customers. Accordingly, the increase in unbilled receivables in 2006 is primarily driven by (i) the overall increase in advertising revenues and (ii) the Company’s practice of cash flow and working capital management. The Company accrues for business taxes payable on unbilled receivables when the underlying revenues are recognized.

(i) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Flat-panel television screens	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold improvements	Over the lesser of the lease term or the useful life

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of operations.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs qualifying for capitalization in 2005 and 2006 were insignificant.

(j) Intangible asset

Intangible asset consists of proprietary MediaOne scheduling and distribution software, which allows the Group to centrally and remotely schedule, distribute, monitor and, in most cases, trouble-shoot any technical problems in, the operation of the flat-panel television screens supported by servers installed in hypermarkets and supermarkets in cities across the PRC. This software was developed by CGEN Info, an entity under common control, for its internal use and was purchased by the Group from CGEN Info on June 1, 2004 for RMB6,730. The software was recognized at its historical cost of RMB4,498 and the excess of the purchase consideration paid by the Group over the historical cost of RMB2,232 was recognized as a compensation expense in 2004 to Yising Chan, the then chief executive officer of CGEN Network and the controlling shareholder.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The Group recognizes costs to develop software for internal use in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 identifies three distinct stages of a typical computer software development project. The three stages are the preliminary project stage, the application development stage, and the post-implementation stage. Certain qualifying costs incurred during the application development stage are capitalized. All other internal use development costs are expensed as incurred.

Intangible asset is carried at cost less accumulated amortization. Intangible asset with a finite useful life is amortized using the straight-line method over the estimated economic life of the intangible asset without any residual value. The estimated useful life for the software is 10 years.

(k) Asset retirement obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The value of the liability is capitalized as part of the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Group’s asset retirement obligations relate primarily to the restoration of the rental locations at hypermarkets and supermarkets to their original condition.

(l) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and intangible asset with a finite live, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

(m) Revenue recognition

Revenues are recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment.

Advertising

The majority of the Group’s revenue is derived from the sale of advertising airtime on its in-store advertising network using the flat-panel television screens placed in hypermarkets and supermarkets. Advertisement terms, including the airtime pattern, are specified in the advertising contracts with the customers or advertising agents, which are generally short-term in nature ranging from two weeks to

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

three months. When the above four criteria for revenue recognition criteria are met, revenues are recognized ratably over the airtime pattern of individual advertising contracts, which is a function of the length of the advertising content, frequency of play, and the number of stores or channels in which the advertisement is aired.

The Group also provides free airtime to certain hypermarkets and supermarkets in which the Group leases space for the deployment of its network. The percentage of free airtime is fixed for each lease agreement ranging from 5% to 25% of the available advertising airtime over the entire lease term for all existing and new store locations covered under each lease agreement with the respective hypermarket or supermarket. The Group has determined that the fair value of the barter transactions is not reasonably determinable since the Group has (i) a sub-optimal historical average utilization rate of its advertising network (defined as the time slots sold divided by the time slots available for sale), (ii) no history of sales contracts with its customers of a similar duration, and (iii) no comparable lease agreements with comparable retailers for which no free airtime is provided. Accordingly, such barter transactions are recorded based on the carrying amount of the advertising surrendered, which is nil.

Other services

Other services revenues primarily include revenues from organizing promotional events. These services and activities are tailored to individual customer’s needs and arrangements are specified in the sales contract.

Promotional events typically involve staging indoor and outdoor promotional events. Revenues for promotional event contracts are recognized upon the completion of the promotional event.

Payments received in advance for advertising and other services are deferred and recognized as revenue when the advertising or other services are rendered based on the respective policies above and all four criteria for revenue recognition are met.

The Group offers discounts and rebates to its customers, which vary in amount depending on the strategic value and volume of business of the particular customer. These discounts and rebates are estimated and accounted for as a reduction of revenues as the related revenues are recognized.

The Group does not provide provisions for refunds in its sales contracts with customers. The Group has not provided refunds during the periods presented herein.

The Group’s VIE subsidiary is subject to business tax and other surcharges on the revenues earned for services provided in the PRC. The applicable rate of business tax is 5%. The VIE subsidiary is also subject to culture and education construction fees on the revenues earned for services provided in the PRC. The applicable rate of the culture and education construction fee is 4%. Business tax and other surcharges as well as culture and education construction fees on revenues earned from the provision of advertising services by the VIE subsidiary to its customers for the years ended December 31, 2005 and 2006 were RMB1,817 and RMB15,785 (US$2,074) respectively. The Group has recognized revenues net of these business taxes and other surcharges and fees. In the event that revenue recognition is deferred to a later period, the related business tax and other surcharges and fees is also deferred and will be recognized only upon recognition of the deferred revenue.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

(n) Cost of revenues

Cost of revenues consists primarily of depreciation expenses, rental expense for advertising space, revenue sharing with retailers, related overhead expenses directly attributable to the provision of advertising services, and the 5% business tax for technical and consulting service fees charged by CGEN Shanghai to CGEN Network.

(o) Advertising expenses

Advertising costs are expensed when incurred. Advertising expenses of nil and RMB414 (US$54) were recorded during the years ended December 31, 2005 and 2006, respectively, as a component of selling expenses.

(p) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Leases

In accordance with SFAS No. 13, Accounting for Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Certain lease agreements with hypermarkets and supermarkets provide for revenue sharing arrangements whereby the Group is required to share a percentage, generally ranging from 15% to 20%, of the revenues derived from advertisement broadcast in the respective hypermarkets or supermarkets. As the revenue sharing amounts are based on future services provided over the lease term, they are considered contingent lease payments. Accordingly, they are excluded from minimum lease payments in their entirety and accruable to income as incurred. The total rental expense for the years ended December 31, 2005 was RMB21,585, which comprised of minimum rentals of RMB21,585 and nil contingent rentals. The total rental expense for the year ended December 31, 2006 was RMB78,607 (US$10,327), which comprised of minimum rentals of RMB73,348 (US$9,636) and contingent rentals of RMB5,259 (US$691).

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

(r) Net (loss) income per share

In accordance with SFAS No. 128, Computation of Earnings Per Share and Emerging Issues Task Force (“EITF”) Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, basic (loss) income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, Series B and Series C convertible redeemable preferred shares (Note 12) are participating securities herein. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company. Diluted (loss) income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible redeemable preferred shares and convertible debt (Note 13), using the if-converted method, and ordinary shares issuable upon the conversion of the warrants (Note 13) and share options (Note 14), using the treasury stock method. For rights offering made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. These bonus shares are accounted for similar to stock dividend in the calculation of loss per share for all years presented, using a method that would adjust for the fair value of the theoretical ex-rights in accordance with SFAS No. 128. Pro forma basic and diluted loss per share are computed assuming the conversion of all convertible redeemable preferred shares outstanding.

(s) Share-based compensation

The Group’s employees participate in the Company’s share options scheme, which is more fully described in Note 14. The Company did not issue any share options prior to January 1, 2006. Effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123(R)”). According to SFAS 123(R), all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options are subject to graded vesting provisions. The Group recognizes share-based compensation expense using the accelerated recognition method specified in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan, over the requisite service period of the award. Fair value is determined by management with the assistance of an independent third party valuation firm.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

The Group used a binomial option pricing valuations model in determining the fair value of the options granted.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

(t) Segment reporting

The Group follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Group operates and manages its business as two operating and reportable segments: the advertising services segment and other services segment. The Group’s chief operating decision maker, who has been identified as the president, chief executive officer and chief operating officer, relies upon revenues and cost of revenues by segment when making decisions about allocating resources and assessing the performance of the Group. Except for revenues and cost of revenues information for advertising and other services, no other segmental financial information for the Group’s business activities is available.

As the Group’s long-lived assets and revenues are substantially all located in and derived from the PRC, no geographical segments are presented.

(u) Recent accounting pronouncements

In June 2006, EITF reached consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, that for taxes within the scope, a company may adopt a policy of presenting taxes either on a gross basis (included in revenues and cost) or a net basis (excluded from revenues). If taxes are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. EITF 06-3 is effective for the first interim reporting period beginning after December 15, 2006. The Group has included the business tax and surcharges incurred on its advertising services on a net basis in revenues.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48, if any, will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No.115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact of this new standard on its financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

In March 2007, the FASB EITF released Topic No. D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133. EITF Topic D-109 provides guidance on the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. EITF Topic D-109 is effective at the beginning of the first fiscal quarter beginning after June 15, 2007. The Group is currently assessing the impact, if any, of this new standard on its financial statements.

3.	ACCOUNTS RECEIVABLE

	December 31
	2005	2006
	RMB	RMB	US$
Accounts receivable:
Billed	13,935	11,424	1,500
Unbilled	—	90,972	11,951

Total accounts receivable	13,935	102,396	13,451
Allowance for doubtful accounts	—	(10,126)	(1,330)

Accounts receivable, net	13,935	92,270	12,121

Movement in allowance for doubtful accounts
Balance at the beginning of year	—	—	—
Additions	—	10,126	1,330

Balance at the end of year	—	10,126	1,330

For the year ended December 31, 2006, the Company made a bad debt provision amounting to RMB10,126 (US$1,330), of which, RMB9,700 (US$1,274) represents accounts receivable balances from three customers.

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31
	2005	2006
	RMB	RMB	US$
Prepayments	6,225	20,254	2,661
Rental deposits	1,180	4,320	567
Other receivables	404	591	77

	7,809	25,165	3,305
Less: Prepayments, non-current portion	—	1,999	262

	7,809	23,166	3,043

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Prepayments represent advances paid to third parties for managing projects related to the “other services” segment, prepaid rental payments deposits with retailers, and prepaid installation fees to contractors. All the advances are non-interest bearing. Prepayments of RMB1,999 (US$262) were classified as non-current since the related project management services will be performed in 2008 through 2011.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation as of December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006
	RMB	RMB	US$
Flat-panel television screens	47,493	64,581	8,484
Computers and office equipment	1,005	1,372	180
Vehicles	473	473	62
Leasehold improvements	158	158	21
Construction in progress	3,581	3,728	490

	52,710	70,312	9,237
Less: Accumulated depreciation	(11,654)	(19,373)	(2,545)

	41,056	50,939	6,692

Depreciation expenses for the years ended December 31, 2005 and 2006 were RMB7,394 and RMB10,705 (US$1,406), respectively. Depreciation expenses include amounts of RMB609 and nil for the years ended December 31, 2005 and 2006, respectively, for the depreciation of property and equipment under capital leases. The capital leases expired in 2005.

Depreciation expenses have been reported in the following accounts:

	December 31
	2005	2006
	RMB	RMB	US$
Cost of revenues	7,136	10,388	1,365
General and administrative expenses	258	317	41

	7,394	10,705	1,406

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

6.	INTANGIBLE ASSET, NET

Intangible asset, which consists of internally developed proprietary MediaOne software, and its related accumulated amortization as of December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006
	RMB	RMB	US$
Cost	4,498	4,498	591
Less: Accumulated amortization	(712)	(1,162)	(153)

	3,786	3,336	438

Amortization expenses included in cost of revenues for both years ended December 31, 2005 and 2006 were RMB450 (US$59). The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	RMB	US$
For the year ending December 31,
2007	450	59
2008	450	59
2009	450	59
2010	450	59
2011	450	59

	2,250	295

7.	BORROWINGS

	December 31
	2005	2006
	RMB	RMB	US$
Total borrowings	21,600	5,000	657

Comprised of:
Short-term	8,250	5,000	657
Long-term, current portion	13,350	—	—

	21,600	5,000	657

The short-term borrowings outstanding as of December 31, 2005 and 2006 were obtained from financial institutions with an interest rate of 5.58% and 6.72% per annum, respectively. These borrowings were denominated in RMB and had terms of one year. The short-tem borrowings outstanding as of December 31, 2005 expired on January 20, 2006 while the short-term borrowings outstanding as of December 31, 2006 expired on February 12, 2007.

The long-term borrowing outstanding as of December 31, 2005 was obtained from a bank with an interest rate of 5.76% per annum. This borrowing was denominated in RMB and had an original term of two years, which expired on November 19, 2005. The long-term borrowing was not paid on the

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

maturity date and an additional interest penalty of RMB231 was incurred from November 19, 2005 to January 26, 2006 at which date the borrowing and related penalty was settled in full.

The long-term borrowing was guaranteed by a third party financial institution, Ying Bang Security Rental Co., Ltd. The Group paid fees of RMB325 (US$43) to Ying Bang Security Rental Co., Ltd. for the provision of the above guarantee.

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31
	2005	2006
	RMB	RMB	US$
Accrued rental fee	3,472	7,532	989
Payroll payables	1,102	6,878	904
Contingent rental payable (Note 2(q))	—	5,184	681
Other payables	976	1,089	143
Legal and consulting fee payable	1,623	—	—
Accrued audit fee	449	—	—
Interests payable	246	—	—
Other accrued expenses	978	713	94

	8,846	21,396	2,811

9.	ADVANCES FROM CUSTOMERS

Advances from customers consist of the following:

	December 31
	2005	2006
	RMB	RMB	US$
Advance from an advertising agent	16,220	16,220	2,131
Others	1,677	3,058	402

	17,897	19,278	2,533

Advance from an advertising agent represents deposits received from an advertising agent in connection with a sales agency agreement signed between CGEN Network and the advertising agent on December 14, 2004. The agreement requires CGEN Network to provide services exclusively to the customers and other advertising agents referred by the advertising agent between December 15, 2005 and December 14, 2009. The sales agency agreement was terminated on July 26, 2005 due to the failure of the advertising agent to fulfill its obligation under the sales agency agreement. As a result, the advertising agent and CGEN Network entered into a revised agreement on September 16, 2005 that obligates the advertising agent to continue referring customers for CGEN Network. CGEN Network will earn the RMB16,220 (US$2,131) advances by providing advertising services to customers referred by the advertising agent for a period of two years. The letter agreement expires on September 16, 2007, two years from the date of signing. Any remaining advances balance upon expiration of the letter agreement will be forfeited by the advertising agent.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

10.	BUSINESS AND OTHER TAXES PAYABLE

Business and other taxes payable consist of the following:

	December 31
	2005	2006
	RMB	RMB	US$
Business tax	1,100	8,358	1,098
Culture and education construction fee	468	5,526	726
Individual income tax withholding	175	1,036	136
Stamp duty	105	305	40
Other surcharges	35	746	98

	1,883	15,971	2,098

11.	ASSET RETIREMENT OBLIGATION

The Group’s asset retirement obligation includes the costs associated with the restoration of the rental locations at hypermarkets and supermarkets to their original condition. The following table reflects information related to the asset retirement obligations:

	2005	2006
	RMB	RMB	US$
Balance at the beginning of year	28	244	32
Additions to asset retirement obligations	207	398	52
Accretion expense	9	24	3

Balance at the end of year	244	666	87

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

During 2005 and 2006, the Company and several third party investors entered into sale and purchase agreements whereby the Company issued 8% accumulating preferred shares (“Accumulating Preferred Shares”), Series A convertible redeemable preferred shares (“Series A Preferred Shares”), Series B convertible redeemable preferred shares (“Series B Preferred Shares”), and Series C convertible redeemable preferred shares (“Series C Preferred Shares”). The significant terms of the preferred shares are summarized below.

(i) Accumulating Preferred Shares

On September 16, 2005, the Company issued 16,493,544 Accumulating Preferred Shares to an advertising agent in settlement of certain sales deposits of RMB13,780 (US$1,699), or US$0.10301 per share. The holders of the Accumulating Preferred Shares do not possess any voting rights. All of the Accumulating Preferred Shares were fully repurchased by the Company on January 16, 2006.

Dividends

The holders of the Accumulating Preferred Shares are entitled to receive dividends on each Accumulating Preferred Share at the rate of 8% per annum. Such dividends are cumulative and are due and payable quarterly in arrears whether or not declared by the Company’s board of directors.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Ranking

The Accumulating Preferred Shares rank junior to the Series A Preferred Shares and senior to all other junior securities such as ordinary shares.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, after payment to the holders of the Series A Preferred Shares as a liquidation preference, the holders of Accumulating Preferred Shares shall be entitled to receive an amount per share equal to the Accumulating Preferred Shares issuance price plus all accrued and unpaid dividends through the date of payment of such amount to the holder.

Conversion rights

The holders of the Accumulating Preferred Shares should have conversion rights as follows:

1. Each Accumulating Preferred Share plus any declared but unpaid dividends should be convertible at the option of the holder, at any time after the date of issuance of such share, into ordinary shares as determined by dividing the issuance price of US$0.10301 per share by the applicable conversion price. The conversion price of the Accumulating Preferred Shares is US$0.10301, subject to standard anti-dilution provisions.

2. All of the Accumulating Preferred Shares shall automatically converted into ordinary shares at the then-effective conversion price or upon the earlier of:

(i) The closing of an qualified public offering, as defined in the Accumulating Preferred Shares sale and purchase agreement; and

(ii) The consent or approval of the holders of a majority of the outstanding Series A Preferred Shares.

Redemption

At any time after September 8, 2010, upon written election by a holder of outstanding Accumulating Preferred Shares, the Company is obligated to redeem such holder’s Accumulating Preferred Shares by paying the redemption price equal to four times the Accumulating Preferred Shares issuance price plus any declared but unpaid dividends.

(ii) Series A Preferred Shares

On September 16, 2005, the Company and a group of third party investors entered into a sale and purchase agreement whereby the Company issued an aggregate of 43,685,079 Series A Preferred Shares for RMB36,416 (US$4,500), or US$0.10301 per share.

Dividends

The holders of the Series A Preferred Shares are not entitled to receive dividends, unless dividends are declared or paid to the holders of the Accumulating Preferred Shares or ordinary shares, in each case the holders of the Series A Preferred Shares have preference over the Accumulating Preferred Shares or ordinary shares to receive dividends in an amount equal to that of dividends declared or paid on the Accumulating Preferred Shares or an amount equal to or greater than the aggregate amount of dividends for all ordinary shares such Series A Preferred Shares could be converted into.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Ranking

The Series A Preferred Shares rank senior to the Accumulating Preferred Shares and ordinary shares.

Voting rights

Each holder of Series A Preferred Shares is entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Series A Preferred Shares could be converted and have voting rights and powers equal to the voting rights and powers of the ordinary shares.

Liquidation preference

Series A Preferred Shares are entitled to liquidation preference over ordinary shares and Accumulating Preferred Shares. Upon any liquidation, dissolution or winding up of the Company:

1. Occuring before September 8, 2007 and at the time of such liquidation event the proceeds from liquidation is equal to or less than RMB398,244 (US$51,000), the Series A Preferred shareholders are entitled to receive 1.5 times of the Series A Preferred Shares issuance price;

2. Occuring after September 8, 2007 and at the time of such liquidation event the proceeds from liquidation is equal to or less than RMB398,244 (US$51,000), the Series A Preferred Shares holders are entitled to receive two times of the Series A Preferred Shares issuance price.

If at the time of any liquidation event, the liquidation proceeds are greater than RMB398,244 (US$51,000), the entire assets and funds of the Company legally available for distribution should be distributed amongst the holders of ordinary shares together with the holders of the Series A Preferred Shares and Accumulating Preferred Shares on an if converted basis in proportion to the ordinary shares then held or deemed to be held by them.

Upon issuance of Series B Preferred Shares, the liquidation terms were modified such that the liquidation preference amount per Series A Preferred Share shall be the Series A issuance price with respect to each Series A Preferred Share plus all declared but unpaid dividends on such Series A Preferred Share.

Conversion rights

The holders of the Series A Preferred Shares shall have conversion rights as follows:

1. Each Series A Preferred Share plus any declared but unpaid dividends shall be convertible at the option of the holder, at any time after the date of issuance of such share, into ordinary shares as determined by dividing the issuance price of US$0.10301 per share by the applicable conversion price. The conversion price of the Series A Preferred Shares is US$0.10301, subject to standard anti-dilution provisions.

2. All of the Series A Preferred Shares shall automatically be converted into ordinary shares at the then-effective conversion price or upon the earlier of:

(i) The closing of a qualified public offering, as defined in the Series A Preferred Shares sale and purchase agreement; and

(ii) The consent or approval of the holders of over half of the outstanding Series A Preferred Shares.

Upon issuance of Series B Preferred Shares, a performance ratchet was added to adjust the conversion ratio. Under the performance ratchet, if the net income for 2006 is less than RMB31,235 (US$4,000),

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

then the aggregate percentage of ordinary share equivalents held by the holders of Series A Preferred Shares shall be proportionately increased in accordance with a predetermined formula, subject to a cap on the number of additional shares convertible. Any additional ordinary shares resulting from the application of this formula upon the conversion of the Series A Preferred Shares shall be effected ratably by a transfer of outstanding ordinary shares held by the existing ordinary shareholders.

Upon issuance of Series C Preferred Shares, the performance ratchet of Series A Preferred Shares was cancelled.

Redemption

At any time after September 8, 2010, upon written election by a holder of the outstanding Series A Preferred Shares, the Company is obligated to redeem such holder’s Series A Preferred Shares by paying the redemption price equal to four times the Series A Preferred Shares issuance price plus any declared but unpaid.

Upon issuance of Series B Preferred Shares, the redemption date for Series A Preferred Shares was modified to January 16, 2011.

Upon issuance of Series C Preferred Shares, the redemption date for Series A Preferred Shares was modified to December 31, 2009 and the redemption price was modified to 1.5 times the Series A Preferred Share issuance price plus any declared but unpaid dividends.

(iii) Series B Preferred Shares

On January 16, 2006, the Company and a group of third party investors entered into a purchase agreement whereby the Company issued an aggregate of 88,181,951 Series B Preferred Shares for RMB80,676 (US$10,000), or US$0.113402 per share.

On January 16, 2006, the Company issued 2,513,186 Series B Preferred Shares to Investlink Consulting (China) Limited for advisory services with respect to the Series B Preferred Shares fund raising activities at fair value of RMB2,299 (US$285), or US$0.113402 per share. These costs were treated as part of the Series B Preferred Shares issuance costs and netted with Series B Preferred Shares issuance proceeds.

On February 10, 2006, the Company issued an additional 33,529,746 Series B Preferred shares to third party investors for RMB30,672 (US$3,802), or US$0.113402 per share.

Dividends

The holders of the Series B Preferred Shares are not entitled to receive dividends, unless dividends are declared or paid to the holders of Series A Preferred Shares or ordinary shares, in each case the Series B Preferred Shares have preference over the Series A Preferred Shares or ordinary shares to receive dividends in an amount equal to that of dividends declared or paid on the Series A Preferred Shares or an amount equal to or greater than the aggregate amount of dividends for all ordinary shares such Series B Preferred Shares could be converted into.

Ranking

The Series B Preferred Shares rank senior to the Series A Preferred Shares and the ordinary shares.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Voting Rights

Each holder of the Series B Preferred Shares are entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Series B Preferred Shares could be converted and shall have voting rights and powers equal to the voting rights and powers of the ordinary shares, except in the election by holders of Series B Preferred Shares of any directors to the Company’s board of directors.

Liquidation preference

Series B Preferred Shares are entitled to liquidation preference over Series A Preferred Shares and ordinary shares.

The liquidation preference amount per Series B Preferred Share shall be the Series B issuance price with respect to each Series B Preferred Share plus all declared but unpaid dividends on such Series B Preferred Share.

Conversion rights

The holders of the Series B Preferred Shares have conversion rights as follows:

1. Each Series B Preferred Share plus any declared but unpaid dividends are convertible at the option of the holder, at any time after the date of issuance of such share, into such number ordinary shares as determined by dividing the issuance price of US$0.113402 per share by the applicable conversion price. The conversion price of the Series B Preferred Shares is US$0.113402, subject to standard anti-dilution provisions.

2. Each Series B Preferred Share shall automatically be converted into ordinary shares at the then-effective conversion price or upon the earlier of:

(i) The closing of a qualified public offering, as defined in the Series B Preferred Shares sale and purchase agreement; and

(ii) The consent or approval of the holders of over half of the outstanding Series B Preferred Shares.

A performance ratchet was included to adjust the conversion ratio. Under the performance ratchet, if the net income for 2006 is less than US$4,000, then the aggregate percentage of ordinary share equivalents held by the holders of Series B Preferred Shares shall be proportionately increased in accordance with a predetermined formula, subject to a cap on the number of additional shares convertible. Any additional shares resulting from the application of this formula upon the conversion of the Series B Preferred Shares shall be effected ratably by a transfer of ordinary shares held by the existing ordinary shareholders.

Upon issuance of Series C Preferred Shares, the performance ratchet of Series B Preferred Shares was cancelled.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Redemption

At any time after January 16, 2011, upon written election by a holder of the outstanding Series B Preferred Shares, the Company is obligated to redeem such holder’s Series B Preferred Shares by paying the redemption price equal to four times the Series B Preferred Shares issuance price plus any declared but unpaid dividends on such Series B Preferred Share. The Group shall pay the redemption price in the following order:

1. The holders of the Series B Preferred Shares are entitled to receive a portion of the redemption price equal to the Series B Preferred Shares issuance price plus any declared but unpaid dividends prior and in preference to any payment of redemption price to any holder of Series A Preferred Shares.

2. After payment of Series B issuance price (plus any declared but unpaid dividends) has been made in full to the holders of the Series B Preferred Shares as mentioned above, the holders of the Series A Preferred Shares are entitled to receive a portion of the redemption price equal to the Series A issuance price plus any declared but unpaid dividends prior and in preference to any further payment of any portion of the redemption price to any holder of the Series A and Series B Preferred Shares.

3. After payment is made in full as mentioned above, the holders of the Series A and Series B Preferred Shares have the right to receive the remaining portion of the redemption price (i.e. 300% of the issuance price) legally available for distribution by the Group ratably among the holders of the Series A and Series B Preferred Shares in proportion to the remaining preferential amount each such holder is entitled to receive.

Upon issuance of Series C Preferred Shares, the redemption date for Series B Preferred Shares was modified to December 31, 2009 and the redemption price was modified to 1.5 times the Series B Preferred Shares issuance price plus any declared but unpaid dividends.

(iv) Series C Preferred Shares

On December 5, 2006, the Company and a group of third party investors entered into a sale and purchase agreement whereby the Company issued 98,118,164 Series C Preferred Shares for RMB156,357 (US$19,974), or US$0.203574 per share.

Dividends

The holders of the Series C Preferred Shares are not entitled to receive dividends, unless dividends are declared or paid in the Series A and Series B Preferred Shares or ordinary shares, in each case the Series C Preferred Shares have preference over the Series A and Series B Preferred Shares or ordinary shares to receive dividends in an amount equal to that of dividends declared or paid on the Series A and Series B Preferred Shares or an amount equal to or greater than the aggregate amount of dividends for all ordinary shares such Series C Preferred Shares could be converted into.

Ranking

The Series C Preferred Shares rank senior to the Series B Preferred Shares, the Series A Preferred Shares and the ordinary shares.

Voting Rights

Each holder of the Series C Preferred Shares are entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Series C Preferred Shares could be converted and shall

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

have voting rights and powers equal to the voting rights and powers of the ordinary shares, except in the election by holders of Series C Preferred Shares of any directors to the Company’s board of directors.

Liquidation preference

Series C Preferred Shares are entitled to liquidation preference over Series B Preferred Shares, Series A Preferred Shares and ordinary shares.

The liquidation preference amount per Series C Preferred Share is the Series C issuance price with respect to each Series C Preferred Share plus all declared but unpaid dividends on such Series C Preferred Share.

After any payment to the holders of Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares of the liquidation preference amounts, the entire remaining assets and funds of the Group legally available for distribution, if any, shall be distributed among any other holders of ordinary shares together with the holders of the Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares on an if converted basis in proportion to the ordinary share equivalents then held by them.

Conversion rights

The holders of the Series C Preferred Shares have conversion rights as follows:

1. Each Series C Preferred Share plus any declared but unpaid dividends are convertible at the option of the holder, at any time after the date of issuance of such share, into such number of ordinary shares as determined by dividing the issuance price of US$0.203574 per share by the applicable conversion price. The conversion price of the Series C Preferred Shares is US$0.203574, subject to standard anti-dilution provisions.

2. Each Series C Preferred Share shall automatically be converted into ordinary shares at the then-effective conversion price or upon the earlier of:

(i) The closing of a qualified public offering, as defined in the Series C Preferred Shares sale and purchase agreement; and

(ii) The consent or approval of the holders of over two-third of the outstanding Series C Preferred Shares.

A performance ratchet was included to adjust the conversion ratio. Under the performance ratchet, if the sum of the Company’s consolidated audited 2007 net income, subject to certain adjustments, multiplied by eight plus RMB175,493 (US$22,474), was found to be less than RMB644,015 (US$82,474), then the aggregate percentage of ordinary share equivalents held by the holders of Series C Preferred Shares shall be proportionately increased in accordance with a predetermined formula, subject to a cap on the number of additional shares convertible. Any additional shares resulting from the application of this formula upon the conversion of the Series C Preferred Shares shall be effected ratably by a transfer of ordinary shares held by the existing ordinary shareholders.

Redemption

At any time after December 31, 2009, upon written election by a holder of the outstanding Series C Preferred Shares, the Group is obligated to redeem such holder’s Series C Preferred Shares by paying the redemption price equal to 1.5 times the Series C Preferred Shares issuance price plus any declared but unpaid dividends.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The holders of the Series C Preferred Shares are entitled to receive the redemption price prior and in preference to any payment of redemption price to any holders of the Series B Preferred Shares and Series A Preferred Shares.

Accounting for the Preferred Shares

The Accumulating Preferred Shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares have been classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The initial carrying value of the preferred shares is the issuance price of the preferred shares at their respective dates of issuance. The holders of the Accumulating Preferred Shares, Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Company evaluated the embedded conversion option in its preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for derivative accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash.

Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid in capital. The resulting discount to the preferred shares are then accreted to the redemption value using the effective interest method as a deemed dividend through accumulated deficits. The Company determined the fair value of the preferred shares and ordinary shares based on valuations performed by an independent valuation firm.

On September 16, 2005, the most favorable conversion price used to measure the beneficial conversion feature of the Accumulating Preferred Shares was the issuance price of US$0.1030. No beneficial conversion feature was recognized for the Accumulating Preferred Shares as the fair value per ordinary share at the commitment date was US$0.0403, which was less than the most favorable conversion price. All of the Accumulating Preferred Shares were repurchased by the Company on January 16, 2006. An amount of RMB705 (US$90) was recorded as a credit to accumulated deficit for the difference between the carrying value of the Accumulating Preferred Shares of RMB15,795 (US$2,024) and the cash consideration paid by the Company of RMB15,090 (US$1,934) on the date of repurchase.

On September 16, 2005, the most favorable conversion price used to measure the beneficial conversion feature for the Series A Preferred Shares was the issuance price of US$0.1030. No beneficial conversion feature was recognized for Series A Preferred Shares as the fair value per ordinary share at the commitment date was US$0.0403, which was less than the most favorable conversion price.

On January 16, 2006 and on February 10, 2006, the Series B Preferred Shares provided a performance ratchet in which an adjustment to the conversion price of Series B Preferred Shares would occur if the Company’s 2006 consolidated net income did not exceed a certain threshold based on a pre-determined formula, subject to a cap on the number of additional shares convertible. Despite the fact that the additional ordinary shares, if and when the performance ratchet on the Series B Preferred Shares is triggered, are to be transferred from the outstanding ordinary shares held by the ordinary shareholders, they represent value which the ordinary shareholders have foregone on behalf of the Company.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Accordingly, the impact of the Series B performance ratchet is considered in the effective conversion price when measuring the beneficial conversion feature of the Series B Preferred Shares at the commitment date. The most favorable conversion price used to calculate the amount of the beneficial conversion feature of the Series B Preferred Shares on the two issuance dates was the performance ratchet adjusted conversion price of US$0.0936. No beneficial conversion feature was recognized because the fair value per ordinary share at the two commitment dates was approximately US$0.0552, which was less than the most favorable conversion price.

On December 5, 2006, the Series C Preferred Shares provided a performance ratchet in which an adjustment to the conversion price of Series C Preferred Shares would occur if the Company’s 2007 consolidated net income did not exceed a certain threshold based on a pre-determined formula, subject to a cap on the number of additional shares convertible. Despite the fact that the additional ordinary shares, if and when the performance ratchet on the Series C Preferred Shares is triggered, are to be transferred from the outstanding ordinary shares held by the ordinary shareholders, they represent value which the ordinary shareholders have foregone on behalf of the Company. Accordingly, the impact of the Series C performance ratchet is considered in the effective conversion price when measuring the beneficial conversion feature of the Series C Preferred Shares at the commitment date. The most favorable conversion price used to calculate the amount of the beneficial conversion amount for the Series C Preferred Shares was the performance ratchet adjusted price of US$0.1481. A beneficial conversion feature of RMB50,795 (US$6,509) was recognized through a credit to additional paid-in capital because the fair value per ordinary share at the commitment date was US$0.2032, which was more than the most favorable conversion price.

After the beneficial conversion feature, if any, is bifurcated from the initial carrying value of the preferred shares upon issuance, the remaining amount forms the carrying value of the respective series of preferred shares, which is accreted using the effective interest rate method to the respective redemption amount. Upon the issuance of the Series B Preferred Shares on January 16, 2006, certain terms of the Series A Preferred Shares, including the redemption value, the redemption date, liquidation rights and the conversion price (the performance ratchet), were modified. In addition, upon the issuance of the Series C Preferred Shares on December 5, 2006, certain terms of the Series A Preferred Shares and Series B Preferred Shares, including the redemption value, the redemption date and the conversion price (the performance ratchet), were modified. Subsequent to each modification, the Company adjusted its accretion prospectively of the Series A and Series B Preferred Shares from its then carrying value to the modified redemption value over the modified earliest redemption date using the effective interest rate method.

A net accretion charge of RMB5,110 and RMB44,403 (US$5,690) was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2005 and 2006, respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The carrying values of the preferred shares are as follows:

	Accumulating	Series A	Series B	Series C
	RMB	RMB	RMB	RMB
Issuance of preferred shares	13,780	36,416	—	—
Issuance costs	—	(3,521)	—	—
Accretion	1,402	3,708	—	—
Cumulative dividend	343	—	—	—

Balance—December 31, 2005	15,525	36,603	—	—
Issuance of preferred shares	—	—	113,647	156,357
Issuance costs	—	—	(3,976)	(2,196)
Exercise of warrants (Note 13)	—	—	5,654	—
Conversion of convertible note (Note 13)	—	—	—	28,604
Accretion	216	10,695	31,555	1,960
Amortization of premium	—	—	(23)	—
Beneficial conversion feature	—	—	—	(50,795)
Amortization of beneficial conversion feature	—	—	—	3,606
Cumulative dividend	54	—	—	—
Consideration paid for redemption by the Company	(15,090)	—	—	—
Deemed contribution on redemption	(705)	—	—	—

Balance—December 31, 2006	—	47,298	146,857	137,536

Balance—December 31, 2006 (US$)	—	6,213	19,293	18,068

13.	CONVERTIBLE NOTE AND WARRANTS

On November 1, 2006, the Company issued (i) a RMB31,312 (US$4,000) zero interest convertible promissory note (“Convertible Note”) that is convertible into either Series B Preferred Shares or Series C Preferred Shares and (ii) warrants to purchase 3,527,278 Series B Preferred Shares, at US$0.113402 per share (“Warrants”), to all of the Series B Preferred Shares holders, at an aggregate amount of RMB31,312 (US$4,000). The Warrants provide for a cashless exercise option. On December 7, 2006, 3,527,278 shares of Series B Preferred Shares and 19,648,918 shares of Series C Preferred Shares were issued pursuant to the exercise and conversion of the Warrants and the Convertible Note, respectively.

Pursuant to the Convertible Note agreement, the entire outstanding principal of the Convertible Note shall be automatically converted into Series C Preferred Shares if the issuance of Series C Preferred Shares closed within three months of the issuance date of the Convertible Note. If the issuance of Series C Preferred Shares had not occurred on or before January 31, 2007, the holders of the Convertible Note have the option to (i) convert the outstanding principal into Series B Preferred Shares at the Series B Preferred Shares issuance price or (ii) redeem for principal. The holders of the Convertible Note can also make a one time extension for an additional three months if they chose not to convert the Convertible Note into Series B Preferred Shares, after which if the Series C Preferred Shares are not issued, they can (i) convert into Series B Preferred Shares at the Series B Preferred Shares issuance price or (ii) redeem for principal.

The RMB31,312 (US$4,000) cash proceeds received by the Company was first allocated to the Warrants at fair value of RMB3,035 (US$386) with the remaining proceeds allocated to the Convertible Note. The

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

embedded conversion option of Convertible Note contained a benefical conversion feature at the commitment date, measured using the effective conversion price into Series B Preferred Shares, which was the only available conversion option available upon issuance. The conversion into Series C Preferred Shares represents a contingent conversion option, from which the beneficial conversion feature, if any, would be re-computed if and when the Series C Preferred Shares are issued. The intrinsic value of the beneficial conversion feature of RMB8,014 (US$1,018) was recognized based on the difference between the effective conversion price into Series B Preferred Shares of US$0.1024 and the fair value of ordinary shares of US$0.1313 at the commitment date. The term extension option was bifurcated at fair value of RMB932 (US$117) from the Convertible Note. The difference of RMB19,333 (US$2,479) between the proceeds received and the values allocated to the Warrants, beneficial conversion feature and the term extension option was recorded as the carrying value of the Convertible Note upon issuance. Fair values were determined by an independent valuation firm.

The Warrants were classified as liabilities from the issuance date to the exercise date since the holders were entitled to a cashless exercise into Series B Preferred Shares, which are contingently redeemable for cash. A gain of RMB512 (US$64) from the change in fair market value of the Warrants was recognized in earnings during the period the Warrants were outstanding. Upon exercise of the Warrants on December 5, 2006 into Series B Preferred Shares, no beneficial conversion feature was recognized since the fair value of ordinary shares of RMB5,613 (US$717) was less than the sum of the carrying value of the Warrants of RMB2,523 (US$322) and the exercise price of RMB3,131 (US$400). The full amount of deemed proceeds of RMB5,480 (US$700) was recorded as Series B Preferred Shares on the exercise date of the Warrants. Since the carrying amount of RMB5,654 (US$722) was in excess of the redemption value of the Series B Preferred Shares of RMB4,697 (US$600), the difference of RMB957 (US$122) is accreted down using the effective interest method to the earliest put date through accumulated deficit.

On December 5, 2006, the Series C Preferred Shares were issued. Accordingly, the Convertible Note was converted into Series C Preferred Shares. During the period the Convertible Note was outstanding, interest expense of RMB3,790 (US$476) was recognized for the accretion of the debt discount from the bifurcation of (i) the beneficial conversion feature and (ii) the Warrants and term extension option. As the contingent conversion option into Series C Preferred Shares was triggered, the beneficial conversion feature of the Convertible Note is recomputed as the difference between the effective conversion price into Series C Preferred Shares and the fair value of ordinary shares as of the commitment date of the Convertible Note. As a result of the re-computation, no beneficial conversion feature should have been recognized on the Convertible Note since the fair value of ordinary shares as of the commitment date was US$0.1313, which was less than the effective conversion price into Series C Preferred Shares of US$0.1860. As such, upon conversion, the remaining unamortized discount from the beneficial conversion feature of RMB5,478 (US$700) was reversed through a debit to additional paid-in capital. The carrying value of the Convertible Note of RMB28,604 (US$3,654) then forms the new carrying value of the Series C Preferred Shares into which it converted.

The term extension option was classified as a derivative liability from the issuance date to the conversion date of the Convertible Note. An expense of RMB8 (US$1) resulted from the change in fair market value of the term extension option was recognized in earnings during the period the Convertible Note was outstanding. The carrying value of the term extension option of RMB940 (US$118) was fully written off to earnings upon conversion of the Convertible Note into Series C Preferred Shares.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION EXPENSE

On April 26, 2006, the Company authorized a share option scheme (the “2006 Scheme”) that provides for the issuance of options to purchase up to 23,296,518 ordinary shares. Under the 2006 Scheme, the directors may, at their discretion, grant any officers (including directors), employees of the Group, and consultants (collectively, the “grantees”) options to subscribe for ordinary shares. These awards vest over a three year period, with 35%, 35% and 30% of the options to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. In accordance with the 2006 Scheme, a performance condition of an initial public offering is attached with the ability of exercise of 40%, 50% and 10% of the options vested for the three years following the initial public offering date.

Under the terms of the Scheme, options are generally granted at prices equal to the fair market value and expire eight years from the date of grant. On May 8, June 30, and September 1, 2006, the Company granted 12,810,000, 3,120,000 and 570,000 share options, respectively, to the directors and employees of the Group at an exercise price of US$0.1134 per share. The Company did not grant any share options to non-employees during the year ended December 2006.

Share-based compensation expense will not be recorded before the performance condition of an initial public offering is met. Accordingly, no compensation expense was recognized for the year ended December 31, 2006. No option was exercised during the year ended December 31, 2006.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The fair value of share options granted for the year ended December 31, 2006 was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectation to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on a generally accepted valuation methodology, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on two assumptions: where conversion into ordinary shares would result in a higher economic value, preferred shares were treated as if they had converted into ordinary shares; and preferred shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation preference. The fair values of share options granted to directors and employees, respectively, during the year ended December 31, 2006 were estimated using the following assumptions:

	May 8, 2006	June 30, 2006	September 1, 2006
Average risk-free rate of return	5.07%	5.14%	4.66%
Suboptimal exercise factor	1.2 - 2	1.2 - 2	1.2 - 1.5
Volatility rate	37.32%	37.32%	37.32%
Expected dividend yield	0%	0%	0%
Fair value of ordinary share	US$0.0941	US$0.1017	US$0.1199
Estimated forfeiture rate
Senior management	0% per annum	0% per annum	0% per annum
Management	35% per annum	32% per annum	30% per annum
Employees	45% per annum	42% per annum	40% per annum
Weighted average expected share option life	6.3 years	6.4 years	4.6 years
Weighted average fair value of share option	US$0.0296	US$0.0406	US$0.0227

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2006.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2006
Granted
May 8, 2006	12,810,000	0.1134	7.4	1,150
June 30, 2006	3,120,000	0.1134	7.5	280
September 1, 2006	570,000	0.1134	7.7	51

Exercised	—	—
Forfeited/cancelled	—	—

Outstanding, December 31, 2006	16,500,000	0.1134	7.4	1,481

Vested and expected to vest at December 31, 2006	14,370,044	0.1134	7.4	1,271

Exercisable at December 31, 2006	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2006, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2006, the Company has options outstanding to purchase an aggregate of 16,500,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB9,925 (US$1,481).

As of December 31, 2006, there was RMB3,684 (US$484) of unrecognized share-based compensation cost related to share options, which will be recognized over a three year period following the initial public offering date. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

15.	INCOME TAX EXPENSES

Cayman Islands

Under the laws of Cayman, no withholding tax on dividends or other distributions, nor any tax computed on profits or income or on any capital assets, gain or appreciation will be payable by an exempted company or its operations. Accordingly, the Company is not subject to tax.

Hong Kong

Hong Kong profits tax is subject to corporate income tax of 17.5% on the estimated assessable profits arising in Hong Kong. No provision for income tax has been made as CGEN Hong Kong had no taxable income during the years 2005 and 2006.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

China

The Group’s subsidiary and VIE subsidiary that are each incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to EIT at a statutory rate of 33%.

CGEN Shanghai, being a Foreign Invested Enterprise and located in the Zhangjiang High-Tech Zone, Pudong New District of Shanghai, is subject to a preferential income tax rate of 18% on its taxable income. No current provision for income tax has been made as CGEN Shanghai had no current taxable income during the years 2005 and 2006.

CGEN Network is subject to corporate income tax of 33% on its taxable income applicable to PRC domestic invested enterprises. No current provision for income tax has been made as CGEN Network had no current taxable income during the years 2005 and 2006.

Loss before income taxes consists of:

	Year ended December 31
	2005	2006
	RMB	RMB	US$
Cayman Islands	(889)	(1,832)	(241)
Hong Kong	(501)	(1,381)	(181)
PRC	(35,766)	(1,459)	(192)

	(37,156)	(4,672)	(614)

The reconciliation of income tax computed at the statutory income tax rate of 33% to effective income tax provision recorded is as follows:

	Year ended December 31
	2005	2006
	RMB	RMB	US$
Income tax benefit computed at the statutory tax rate at 33%	(12,261)	(1,542)	(203)
Impact of tax rate differences	465	1,290	169
Non-deductible expenses	1,726	3,956	520
Effect of tax rate change in PRC	—	451	60
Changes in valuation allowance	10,070	(4,155)	(546)

Income tax provision	—	—	—

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31
	2005	2006
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carry forwards	18,393	31,973	4,200
Accrued expenses	1,689	10,542	1,385
Inter-company technical support fee	1,317	8,511	1,118
Unbilled cost of revenues	2,598	7,680	1,009
Bad debt provision	—	3,341	439
Depreciation expenses	—	451	59
Others	102	94	12

Total deferred tax assets	24,099	62,592	8,222

Deferred tax liabilities:
Unbilled revenues	(4,504)	(43,365)	(5,697)
Inter-company technical support income	(699)	(4,519)	(594)
Depreciation expenses	(26)	—	—
Others	(7)	—	—

Total deferred tax liabilities	(5,236)	(47,884)	(6,291)

Net deferred tax assets	18,863	14,708	1,931
Valuation allowance	(18,863)	(14,708)	(1,931)

Net deferred tax assets	—	—	—

Due to its tax loss history, the Group has made a full valuation allowance against its deferred tax assets, as it does not believe there exists sufficient objective positive evidence that the recoverability of its deferred tax assets is more likely than not. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit in future earnings will be realized.

As of December 31, 2006, the Group had net operating loss carry forward of approximately RMB108,078 (US$14,198) for income tax purposes that expire in years 2008 to 2011.

16.	SHARE CAPITAL

Prior to the September 8, 2005 reorganization, the Group operated its advertising business through CGEN Network, which is a PRC share capital company where equity interests of individual equity interest holders are based on the respective proportionate share of capital invested. The reorganization was amongst entities under common control and accounted for in a manner similar to a pooling-of-interest. Accordingly these consolidated financial statements have been prepared as if the current corporate structure had been in existence since the inception of CGEN Network.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

On February 24, 2005, the Company issued 800,000,000 and 200,000,000 shares of ordinary share with par value of US$0.000001 to New Media Technology Limited and Yising Chan, respectively, in connection with the incorporation of the Company.

On August 30 2005, CGEN Network effected a RMB10,000 rights offering for 50,000,000 ordinary shares to existing equity interest holders at that time. The rights offering contained a bonus element, measured as the difference between the subscription price and the fair value of the shares subscribed. This bonus element of 12,049,336 ordinary shares is accounted for similar to a stock dividend, using a method to adjust for the fair value of the theoretical ex-rights in accordance with SFAS 128.

On September 7, 2005, the board of directors of the Company declared a 1,000,000-for-1 stock split to be effective on September 9, 2005. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

On September 8, 2005, Yising Chan and New Media Technology Limited, a wholly owned entity of Yising Chan, transferred 291,234 and 2,621,105 ordinary shares of the Company, respectively, at par value of US$0.000001 per share to Totnes International Limited as consideration for business advisory and consultation services provided to CGEN Network. The fair value of the equity interest transferred was RMB0.3270 (US$0.0430) per share based on an independent valuation. The difference between the subscription price at par and fair value of RMB951 has been accounted for as a consulting fee recorded in general and administrative expense in 2005, with a corresponding offset to additional paid-in capital.

On December 7, 2006, 7,368,344 ordinary shares of the Company issued at par value to Yising Chan were repurchased at fair value for a consideration of RMB11,733 (US$1,541). The repurchased shares were considered cancelled under Cayman Islands law and the difference between the original issuance price and the repurchase price was charged to accumulated deficit.

17.	STATUTORY RESERVES

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiaries and VIE subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary and VIE subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary and VIE subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. CGEN Shanghai was established as a wholly-owned foreign invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Additionally, in accordance with the Company Law of the People’s Republic of China, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. CGEN Network was established as a domestic invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiary and VIE subsidiary are restricted in their ability to transfer a portion of their net assets. No profit appropriation was made for the years ended December 31, 2005 and 2006 as both CGEN Shanghai and CGEN Network had accumulated deficits.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

18.	BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share for the year ended December 31, 2005 and 2006 have been calculated as follows:

	December 31
	2005	2006
	RMB	RMB	US$
Numerator for basic loss per share:
Loss attributable to ordinary shareholders	(42,609)	(52,030)	(6,835)
Cumulative dividend on 8% accumulating convertible redeemable preferred shares	—	—	—
Accretion of 8% accumulating convertible redeemable preferred shares	—	—	—
Redemption of 8% accumulating convertible redeemable preferred shares	—	—	—
Accretion of Series A convertible redeemable preferred shares	—	—	—
Accretion of Series B convertible redeemable preferred shares	—	—	—
Amortization of premium on Series B convertible redeemable preferred shares	—	—	—
Accretion of Series C convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—

Numerator for diluted loss per share	(42,609)	(52,030)	(6,835)

Denominator:
Number of shares outstanding, opening	50,000,000	100,000,000	100,000,000
Retroactive adjustment for bonus element in rights offering—August 25, 2005	12,049,336	—	—
Weighted average number of shares issued in rights offering (37,950,664 shares)	13,412,700	—	—
Weighed average number of shares cancelled (7,368,344 shares)	—	(758,466)	(758,466)

Weighted average number of shares outstanding—basic	75,462,036	99,241,534	99,241,534

Dilutive effect of convertible securities:
Share options	—	—	—
Warrants	—	—	—
Convertible redeemable preferred shares	—	—	—
Convertible note	—	—	—
Weighted average number of shares outstanding—diluted	75,462,036	99,241,534	99,241,534

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

For the years ended December 31, 2005 and 2006, the potential dilutive effect in relation to the above convertible securities was excluded as they have an anti-dilutive effect.

	December 31
	2005	2006
	RMB	RMB	US$
Loss per share—basic and diluted	(0.56)	(0.52)	(0.07)

19.	RELATED PARTY TRANSACTIONS

As of and for the years ended December 31, 2005 and 2006 the principal related parties with which the Group had transactions during the years are as follows:

Name of related party	Relationship with the Group
Shanghai CGEN Information Systems Co., Ltd. (“CGEN Info”)	Company controlled by a significant shareholder of the Company

CGEN Technology Co., Ltd. (“CGEN Technology”)	Company controlled by a significant shareholder of the Company

Totnes International Limited	Shareholder of the Company

S.I. Technology Venture Capital Limited	Shareholder of the Company

Sumitomo Corporation Equity Asia Limited	Shareholder of the Company

JAFCO Asia Technology Fund III	Shareholder of the Company

TDF Capital China II, LP	Shareholder of the Company

TDF Capital Advisor, LP	Shareholder of the Company

Huitung Investments (BVI) Limited	Shareholder of the Company

Redpoint Ventures II, LP	Shareholder of the Company

Redpoint Associates II, LLC	Shareholder of the Company

Investlink Consulting (China) Limited	Shareholder of the Company

CPI Ballpark Investments Ltd.	Shareholder of the Company

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

As of and for the years ended December 31, 2005 and 2006, significant related party balances and transactions were as follows:

	December 31
	2005	2006
	RMB	RMB	US$
Amounts due to related parties:
Balance at the beginning of year	31,307	977	128
Advances from CGEN Technology	12,874	—	—
Technical support fee to CGEN Info	1,342	—	—
Payment of technical support fee to CGEN Info	(1,342)	—	—
Repayment of advances from CGEN Technology	(2,557)	(943)	(124)
Repayment of advances from CGEN Info	(19,517)	—	—
Waivers of amount due to CGEN Technology	(21,130)	—	—

Balance at the end of year	977	34	4

The beginning balance of amounts due to related parties as of January 1, 2005 consisted of advances from CGEN Technology and CGEN Info of RMB11,751 and RMB19,556, respectively.

During 2005, CGEN Network incurred RMB1,342 expenses related to technical support services provided by CGEN Info. The amount was settled by CGEN Network during the same year.

On March 8, 2005, CGEN Network acted as a guarantor for CGEN Technology for the RMB12,410 borrowings between CGEN Technology and Top Result Promotion Limited that was due on August 25, 2005. CGEN Technology then advanced the full amount to CGEN Network for working capital purposes. The amount was fully settled with interest of RMB462 by CGEN Technology on August 25, 2005.

In addition, during 2004, CGEN Technology advanced an amount of RMB8,250 to CGEN Hong Kong which was used as a deposit placed with a bank for granting letter of credit facilities to CGEN Network. The total of RMB21,130 due to CGEN Technology, comprising of the 2004 advance of RMB8,250 and the 2005 advance of RMB12,874 including interest, was waived by CGEN Technology in 2005. Since CGEN Technology and CGEN Hong Kong are controlled by the same controlling shareholder of the Company, the waivers of liability of RMB21,130 were treated as a shareholder contribution and recorded in additional paid-in capital.

All balances with the related parties as of December 31, 2005 and 2006 were unsecured, interest-free and have no fixed terms of repayment.

20.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiary and VIE subsidiary in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 38% to 43% of the employees’ salaries. The Company’s subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The total amounts for such employee benefits, which were expensed as incurred, were RMB1,492 and RMB3,851 (US$506) for the years ended December 31, 2005 and 2006, respectively.

21.	SEGMENT REPORTING

The Company is engaged in providing advertising services, mainly operation of out-of-home advertising network using flat-panel television screens placed in public areas such as hypermarkets and supermarkets and to a lesser extent, provision of project management services in relation to indoor and outdoor promotion activities. In accordance with SFAS 131, the Group’s chief operating decision maker evaluates segment performance based on revenues and cost of revenues by segment. The Group has determined that it has two operating and reportable segments which are advertising revenues and other services revenues.

The revenues, cost of revenues and gross (loss) profit by segment are as follows:

	Advertising revenues		Other services revenues		Consolidated
	RMB	US$	RMB	US$	RMB	US$
Year ended December 31, 2005:
Revenues	10,553		11,106		21,659
Cost of revenues	(33,259)		(9,651)		(42,910)

Gross (loss) profit	(22,706)		1,455		(21,251)
Unallocated operating expenses					(13,767)
Unallocated non-operating expenses					(2,138)

Loss before income tax					(37,156)

Year ended December 31, 2006:
Revenues	130,626	17,161	27,663	3,634	158,289	20,795
Cost of revenues	(95,045)	(12,486)	(18,676)	(2,454)	(113,721)	(14,940)

Gross profit	35,581	4,675	8,987	1,180	44,568	5,855
Unallocated operating expenses					(47,947)	(6,299)
Unallocated non-operating expenses					(1,293)	(170)

Loss before income tax					(4,672)	(614)

All of the Group’s sales made to customers located in the PRC and all of the Group’s long-lived assets are located in the PRC. The Group does not allocate such assets to individual segments.

22.	COMMITMENT AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to advertising space in hypermarkets and supermarkets and office buildings. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. Total rental expense under all operating leases was RMB22,088 and RMB79,795 (US$10,483) for the year ended December 31, 2005 and 2006, respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

Future minimum lease payments for non-cancelable operating leases as of December 31, 2006 are as follows:

	RMB	US$
2007	88,728	11,656
2008	54,505	7,160
2009	28,581	3,755
2010	25,547	3,356
2011	16,952	2,227

Total	214,313	28,154

Contingences

PRC regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. In addition, foreigners or foreign invested enterprises are currently required to have at least two years of direct operations in the advertising industry outside of China to apply for the required licenses. The Company is incorporated in the Cayman Islands and accordingly CGEN Shanghai is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its out-of-home television advertising business in the PRC through CGEN Network. CGEN Network holds the licenses and approvals that are required to operate the out-of-home television advertising business while CGEN Shanghai owns the substantial majority of the physical assets required to operate the out-of-home television advertising business.

CGEN Shanghai has entered into a series of contractual arrangements with CGEN Network, pursuant to which CGEN Shanghai provides CGEN Network with services and software licenses in exchange for fees, and CGEN Shanghai undertakes to provide financial support to CGEN Network to the extent necessary for its operations. In addition, CGEN Shanghai has entered into agreements with CGEN Network and its equity owners that provide it with the ability to control CGEN Network. In the opinion of management and the Company’s counsel, (i) the ownership structure of the Company, CGEN Shanghai and CGEN Network are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with CGEN Network and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with CGEN Network are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with CGEN Network is remote.

Litigation

In December 2005, CGEN Network filed a legal action against Hymall Superstores for breach of their lease agreements. CGEN Network demanded Hymall Superstores to continue their obligations as

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

stipulated in the agreement and is seeking for a total compensation of RMB300. At December 31, 2005, the litigation is still in progress and the Court has not adjudicated on the compensation. In February and March 2006, the Court passed a verdict in favour of CGEN Network for the claims amounted to RMB300 and CGEN Network has received the claims on August 16, 2006 at which time the Group recognized the amount as non-operating income.

On March 16, 2006, CGEN Network also commenced a legal action against Focus Media Holding Limited (“Focus Media”) for their improper soliciting of contracts with Hymall Superstores and sought total compensation of RMB13,570.

As of December 31, 2006, the litigation is still in progress and the Court has not adjudicated on the compensation. CGEN Network has not recognized any income pertaining to this legal suit.

On July 31, 2007, the Shanghai No. 1 Intermediate People’s Court denied CGEN Network’s legal action against Focus Media for compensation. CGEN Network intends to appeal the decision.

23.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2005 and 2006, substantially all of the Group’s cash and cash equivalents were deposited in several financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006, which came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 87.0% and 34.3% as of December 31, 2005 and 2006, respectively.

Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with respect to the Group’s customers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. During 2005, the advertising revenues from Shanghai Ruiguang Advertising Co., Ltd. was RMB5,731 and the other services revenues from Visa International was RMB10,770, which individually accounted for 10% or more of consolidated net revenues. During 2006, the other services revenues from Visa International was RMB18,812 (US$2,471), which accounted for 10% or more of consolidated net revenues.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The retail industry in the PRC is highly competitive and may experience substantial consolidation. As the Group’s ability to generate revenues from advertising sales and services depends upon ongoing relationships with a limited number of retailers, any substantial weakening or failure of the business of one or more of the existing retailers, or the consolidation of one or more of the retailers with a third party, may adversely affect the Group’s business, financial condition and results of operations.

Current vulnerability due to business and economic risk

The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the Group’s limited operating history, changes in the overall demand for services; increased competitive pressures; advances and trends in new technologies and industry standards; changes in certain strategic relationships or retailer relationships; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; and general risks associated with the advertising industry.

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the US$. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against basket of certain foreign currencies. This change in policy has resulted in an approximately 3% appreciation of the RMB against the US$ in 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the US$.

Concentration of retailers

The Group enters into lease agreements to install its network of flat panel screens in leading retailer chains of hypermarkets and supermarkets, whose relationship the Group views as critical to the success of its business. A significant portion of the Group’s lease payments are made to the Group’s five largest lessors who collectively accounted for 68.4% and 81.7% of total rental expenses for the years ended December 31, 2005 and 2006, respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

24.	SUBSEQUENT EVENTS

Change in tax law

During the Fifth Session of the Tenth National People’s Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

Strategic partnership with Thomson S.A. (“Thomson”)

On January 23, 2007, the Group entered into an agreement to form a strategic alliance with Thomson, a leading integrated solutions provider to entertainment and media industries, to develop relationships with international retail chains operating in China that otherwise would not cooperate purely with a domestic PRC network operator.

Grant of share options

In accordance with the 2006 Scheme, the Company granted 2,990,000, 2,776,518 and 500,000 share options at an exercise price of US$0.1134 per share to its officers (including directors) and employees of the Group on January 31, 2007, March 15, 2007 and May 15, 2007, respectively. On January 31, 2007, March 15, 2007 and March 31, 2007, the Company granted 10,000, 400,000 and 10,000 share options at an exercise price of US$0.1134 per share to non-employee consultants for provision of legal advisory services, respectively.

On March 15, 2007, the Company authorized a new share option scheme (“2007 Scheme”) that provides for the issuance of options to purchase up to 9,723,180 ordinary shares. Under the 2007 Scheme, the directors may, at their discretion, grant any officers (including directors) and employees of the Group options to subscribe for ordinary shares. The terms of the 2007 Scheme is substantially the same as the 2006 share option scheme, except for the exercise price. In accordance with 2007 share option scheme, the Company granted 2,773,180 and 2,500,000 options on March 31, 2007 and May 15, 2007, respectively, at an exercise price of US$0.3000 per share to its officers (including directors and employees of the Group).

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

25.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiary and VIE subsidiary, CGEN Shanghai and CGEN Network, are restricted in their ability to transfer certain of their net assets to the Company. The amount restricted include share capital and statutory reserve, as determined pursuant to PRC generally accepted accounting principles, totaling RMB148,946 (US$19,567) as of December 31, 2006.

The following is condensed financial information of the Company on a stand-alone basis:

	December 31
	2005	2006
	RMB	RMB	US$
Balance sheets
ASSETS

Current assets:
Cash and cash equivalents	42	119,088	15,645
Restricted cash	—	5,193	682
Prepayments and other current assets	—	967	127

Total current assets	42	125,248	16,454

Non-current assets:
Investment in subsidiaries	18,468	153,610	20,179

Total non-current assets	18,468	153,610	20,179

Total assets	18,510	278,858	36,633

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Other liabilities	1,527	—	—

Total current liabilities	1,527	—	—

Total liabilities	1,527	—	—

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	December 31
	2005	2006
	RMB	RMB	US$
Convertible redeemable preferred shares:

Series C, par value
US$0.000001 per share
Authorized—nil and 150,000,000 shares as of December 31, 2005 and 2006

Issued and outstanding—nil and 117,767,082 shares as of December 31, 2005 and 2006
Redemption value—nil and US$0.3054 per share as of December 31, 2005 and 2006	—	137,536	18,068

Series B, par value
US$0.000001 per share
Authorized—nil and 130,000,000 shares as of December 31, 2005 and 2006

Issued and outstanding—nil and 127,752,161 shares as of December 31, 2005 and 2006
Redemption value—nil and US$0.1701 per share as of December 31, 2005 and 2006	—	146,857	19,293

Series A, par value
US$0.000001 per share
Authorized—130,000,000 and 100,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—43,685,079 and 43,685,079 shares as of December 31, 2005 and 2006
Redemption value—US$0.41204 and US$0.1545 per share as of December 31, 2005 and 2006	36,603	47,298	6,213

8% accumulating, par value
US$0.000001 per share
Authorized—70,000,000 and nil shares as of December 31, 2005 and 2006

Issued and outstanding—16,493,544 and nil shares as of December 31, 2005 and 2006
Redemption value—US$0.41204 and nil per share as of December 31, 2005 and 2006	15,525	—	—

Commitment and contingencies

Shareholders’ deficit:
Ordinary shares, par value US$0.000001 per share
Authorized—800,000,000 and 580,000,000 shares as of December 31, 2005 and 2006
Issued and outstanding—100,000,000 and 92,631,656 shares as of December 31, 2005 and 2006	—	—	—
Additional paid-in capital	42,081	96,505	12,678
Accumulated other comprehensive loss	(135)	(8,484)	(1,115)
Accumulated deficit	(77,091)	(140,854)	(18,504)

Total shareholders’ deficit	(35,145)	(52,833)	(6,941)

Total liabilities and shareholders’ deficit	18,510	278,858	36,633

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	Year ended December 31
	2005	2006
	RMB	RMB	US$
Statements of operations
Revenue	—	—	—
Cost of revenue	—	—	—

Gross profit	—	—	—
Selling expenses	—	—	—
General and administrative expenses	(989)	(230)	(31)

Operating loss	(989)	(230)	(31)
Interest income	30	295	39
Interest expense	—	(2,348)	(308)
Exchange gain	70	212	28
Other income	—	239	31
Equity in losses of subsidiaries	(36,267)	(2,840)	(373)

Loss before income tax expense	(37,156)	(4,672)	(614)
Income tax expense	—	—	—

Net loss	(37,156)	(4,672)	(614)

	Year ended December 31
	2005	2006
	RMB	RMB	US$
Statements of cash flows
Net cash provided by (used in) operating activities	1,518	(2,398)	(315)
Net cash used in investing activities	(34,297)	(139,847)	(18,372)
Net cash provided by financing activities	32,904	271,479	35,665

Net increase in cash and cash equivalents	125	129,234	16,978
Effect of exchange rate changes on cash and cash equivalents	(83)	(10,188)	(1,338)
Cash and cash equivalents at the beginning of year	—	42	5

Cash and cash equivalents at the end of year	42	119,088	15,645

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in and advances to its direct and indirect subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18 (“APB 18”), The Equity Method of Accounting for Investments in Common Stock. Such investment and advances are presented as “Investment in subsidiaries” on the balance sheet and share of the direct and indirect subsidiaries’ profits or losses is presented as “Equity in (losses) profits of subsidiaries” on the statements of operations. Advances to direct and indirect subsidiaries amounted to RMB48,067 and RMB134,654 (US$17,690) in 2005 and 2006, respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

The subsidiaries did not pay any dividend to the Company for the year presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the disclosures in the consolidated financial statements.

(b) Excess losses over investment

In accordance with APB 18, losses in excess of the Company’s investment in subsidiaries and VIE subsidiary are not recognized. Such excess losses amounted to RMB34,482 as of January 1, 2005.

(c) Commitments

The Company does not have any significant commitments or long-term obligations as of the year presented.

26.	PRO FORMA LOSS PER SHARE (Unaudited)

In 2006, the Company issued convertible redeemable preferred shares (Note 12) that will convert automatically into ordinary shares upon the completion of an IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2006, based on existing terms of the various series of preferred shares as of December 31, 2006, the pro forma basic and diluted loss per share for the year ended December 31, 2006 is calculated as follows:

	December 31, 2006
	RMB	US$
Numerator:
Loss attributable to ordinary shareholders	(52,030)	(6,835)
Accretion of Series A convertible redeemable preferred shares	10,695	1,405
Accretion of Series B convertible redeemable preferred shares	31,555	4,145
Amortization of premium on Series B convertible redeemable preferred shares upon exercise of warrants	(23)	(3)
Accretion of Series C convertible redeemable preferred shares upon exercise of warrants	1,960	257
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	3,606	474
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—

Numerator for pro forma basic and diluted loss per share	(4,237)	(557)

Denominator:
Number of shares outstanding, opening	100,000,000	100,000,000
Conversion of convertible redeemable preferred shares to ordinary shares	289,204,322	289,204,322
Weighted average number of shares cancelled (7,368,364 shares)	(1,550,807)	(1,550,807)
Denominator for pro forma basic and diluted loss per share	387,653,515	387,653,515

Pro forma basic and diluted loss per share	(0.01)	(0.001)

The nonrecurring charge related to the beneficial conversion feature on Series C convertible redeemable preferred shares was excluded from the pro forma loss per share calculation.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	Note	December 31, 2006	June 30, 2007		Pro forma shareholders’ equity at June 30, 2007
		RMB	RMB	US$	RMB	US$
					Note 2(a)
ASSETS
Current assets:
Cash and cash equivalents		171,137	193,133	25,372
Restricted cash		5,193	—	—
Accounts receivable (net of allowance of RMB10,126 at December 31, 2006 and RMB1,986 (US$261) at June 30, 2007)	3	92,270	156,866	20,608
Prepayments and other current assets	4	23,166	22,622	2,972
Deferred tax asset	15	—	74,804	9,827

Total current assets		291,766	447,425	58,779

Non-current assets:
Property and equipment, net	5	50,939	55,194	7,251
Intangible asset, net	6	3,336	3,111	409
Prepayments	4	1,999	1,150	151
Deferred initial public offerings costs	7	—	16,617	2,183
Other assets		614	487	64

Total non-current assets		56,888	76,559	10,058

Total assets		348,654	523,984	68,837

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Short-term borrowing	8	5,000	—	—
Accounts payable		7,451	18,675	2,454
Accrued expenses and other liabilities	9	21,396	43,498	5,714
Advances from customers	10	19,278	19,400	2,549
Business and other taxes payable	11	15,971	30,215	3,969
Unrecognized tax benefit	15	—	82,013	10,774
Amount due to related parties	18	34	26	3

Total current liabilities		69,130	193,827	25,463

Non-current liabilities:
Asset retirement obligation	12	666	951	125

Total non-current liabilities		666	951	125

Total liabilities		69,796	194,778	25,588

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	Note	December 31, 2006	June 30, 2007		Pro forma shareholders’ equity at June 30, 2007
		RMB	RMB	US$	RMB	US$
					Note 2(a)
Convertible redeemable preferred shares:
Series C, par value
US$0.000001 per share
Authorized—150,000,000 shares as of December 31, 2006 and June 30, 2007
Issued and outstanding—117,767,082 shares as of December 31, 2006 and June 30, 2007
Redemption value—US$0.3054 per share as of December 31, 2006 and June 30, 2007	13	137,536	173,520	22,796

Series B, par value
US$0.000001 per share
Authorized—130,000,000 shares as of December 31, 2006 and June 30, 2007
Issued and outstanding—127,752,161 shares as of December 31, 2006 and June 30, 2007
Redemption value—US$0.1701 per share as of December 31, 2006 and June 30, 2007	13	146,857	150,521	19,774

Series A, par value
US$0.000001 per share
Authorized—100,000,000 shares as of December 31, 2006 and June 30, 2007
Issued and outstanding—43,685,079 shares as of December 31, 2006 and June 30, 2007
Redemption value—US$0.1545 per share as of December 31, 2006 and June 30, 2007	13	47,298	48,328	6,349

Commitment and contingencies	21

Shareholders’ (deficit) equity:
Ordinary shares, par value US$0.000001 per share
Authorized—580,000,000 shares as of December 31, 2006 and June 30, 2007
Issued and outstanding—92,631,656 shares as of December 31, 2006 and June 30, 2007		—	—	—	—	—
Additional paid-in capital		96,505	96,505	12,678	493,364	64,814
Accumulated other comprehensive loss		(8,484)	(12,640)	(1,660)	(12,640)	(1,660)
Accumulated deficit		(140,854)	(127,028)	(16,688)	(151,518)	(19,905)

Total shareholders’ (deficit) equity		(52,833)	(43,163)	(5,670)	329,206	43,249

Total liabilities and shareholders’ (deficit) equity		348,654	523,984	68,837

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Note	For the six months ended June 30,
		2006	2007	2007
		RMB	RMB	US$
Net revenues:
Advertising revenues		42,163	133,448	17,531
Other services revenues		6,273	8,515	1,119

		48,436	141,963	18,650
Cost of revenues:
Advertising revenues		(39,563)	(61,893)	(8,131)
Other services revenues		(4,549)	(7,853)	(1,032)

Gross profit		4,324	72,217	9,487

Operating expenses:
Selling expenses		(6,264)	(12,396)	(1,628)
General and administrative expenses		(7,518)	(9,319)	(1,224)
Depreciation expenses		(126)	(141)	(19)
Reversal of bad debt provision		—	8,140	1,069
Loss on disposal of property and equipment		(2,335)	—	—

Operating (loss) income		(11,919)	58,501	7,685

Interest income		103	1,344	177
Interest expense		(299)	(61)	(8)
Exchange gain		179	1,579	207
Other (expenses) income, net		(81)	350	46

(Loss) income before income tax expenses		(12,017)	61,713	8,107
Income tax expenses	15	—	(7,209)	(947)

Net (loss) income		(12,017)	54,504	7,160

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS—(Continued)

(Amounts in thousands, except for number of shares and per share data)

	Note	For the six months ended June 30,
		2006	2007	2007
		RMB	RMB	US$
(Loss) income:
Cumulative dividend on 8% accumulating convertible redeemable preferred shares		(54)	—	—
Accretion of 8% accumulating convertible redeemable preferred shares		(216)	—	—
Redemption of 8% accumulating convertible redeemable preferred shares		705	—	—
Accretion of Series A convertible redeemable preferred shares		(5,706)	(1,030)	(135)
Accretion of Series B convertible redeemable preferred shares		(15,940)	(3,824)	(502)
Amortization of premium on Series B convertible redeemable preferred shares converted from the exercise of warrants		—	160	21
Accretion of Series C convertible redeemable preferred shares		—	(13,285)	(1,745)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares		—	(22,699)	(2,982)
Allocation of net income to participating preferred shareholders		—	(10,472)	(1,376)

(Loss) income attributable to ordinary shareholders		(33,228)	3,354	441

Basic (loss) income per share	17	(0.33)	0.04	0.005
Diluted (loss) income per share	17	(0.33)	0.03	0.005
Weighted average ordinary shares used in basic (loss) income per share computation	17	100,000,000	92,631,656	92,631,656
Weighted average ordinary shares used in diluted (loss) income per share computation	17	100,000,000	96,588,836	96,588,836
Pro forma basic income per share on an as converted basis	24		0.14	0.02
Pro forma diluted income per share on an as converted basis	24		0.14	0.02
Shares used in pro forma basic income per share computation	24		381,835,978	381,835,978
Shares used in pro forma diluted income per share computation	24		385,793,158	385,793,158

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(Amounts in thousand, except for number of shares and per share data)

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(12,017)	54,504	7,160
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss on disposal of property and equipment	2,335	—	—
Amortization of intangible assets	225	225	30
Depreciation of property and equipment	4,586	7,055	927
Reversal of bad debt provision	—	(8,140)	(1,069)
Asset retirement obligation accretion expense	16	15	2
Deferred tax asset	—	(74,804)	(9,827)
Changes in operating assets and liabilities:
Accounts receivable	(38,633)	(56,456)	(7,417)
Prepayments and other current assets	(12,693)	1,393	183
Other assets	127	127	17
Accounts payable	2,463	1,979	260
Accrued expenses and other liabilities	(2,750)	5,485	720
Advances from customers	1,349	122	16
Business and other taxes payable	4,607	14,244	1,871
Unrecognized tax benefit	—	82,013	10,774
Amount due to related parties	(943)	(8)	(1)

Net cash (used in) provided by operating activities	(51,328)	27,754	3,646
Cash flows from investing activities:
Restricted cash	(5,193)	5,193	682
Acquisition of property and equipment	(4,410)	(1,795)	(236)

Net cash (used in) provided by investing activities	(9,603)	3,398	446

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term borrowings	5,000	—	—
Repayment of short-term borrowings	(8,250)	(5,000)	(657)
Repayment of long-term borrowings	(13,350)	—	—
Proceeds from issuance of convertible redeemable preferred shares	111,348	—	—
Repurchase of 8% accumulating convertible redeemable preferred shares	(15,090)	—	—
Proceeds from capital injection	—	—	—
Payment of issuance cost of convertible redeemable preferred shares	(1,677)	—	—

Net cash provided by (used in) financing activities	77,981	(5,000)	(657)
Net increase in cash and cash equivalents	17,050	26,152	3,435
Effect of exchange rate changes on cash and cash equivalents	(881)	(4,156)	(546)
Cash and cash equivalents at the beginning of period	9,836	171,137	22,483

Cash and cash equivalents at the end of period	26,005	193,133	25,372

Supplemental disclosures of cash flow information:
Interest paid	220	61	8
Supplemental schedule of non-cash activities:
Non-cash acquisition of property and equipment	2,585	9,245	1,215
Series B convertible redeemable preferred shares issued in exchange for advisory services	2,299	—	—
Non-cash investments from asset retirement obligation	189	270	35

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Shareholders’ deficit	Comprehensive (loss) income
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2006	100,000,000	—	42,081	(135)	(77,091)	(35,145)
Cumulative dividend on 8% accumulating convertible redeemable preferred shares	—	—	—	—	(54)	(54)	—
Accretion of 8% accumulating convertible redeemable preferred shares	—	—	—	—	(216)	(216)	—
Redemption of 8% accumulating convertible redeemable preferred shares	—	—	—	—	705	705	—
Accretion of Series A convertible redeemable preferred shares	—	—	—	—	(5,706)	(5,706)	—
Accretion of Series B convertible redeemable preferred shares	—	—	—	—	(15,940)	(15,940)	—
Foreign currency translation adjustment	—	—	—	(757)	—	(757)	(757)
Net loss	—	—	—	—	(12,017)	(12,017)	(12,017)

Balance at June 30, 2006	100,000,000	—	42,081	(892)	(110,319)	(69,130)	(12,774)

Balance at January 1, 2007	92,631,656	—	96,505	(8,484)	(140,854)	(52,833)
Accretion of Series A convertible redeemable preferred shares	—	—	—	—	(1,030)	(1,030)	—
Accretion of Series B convertible redeemable preferred shares	—	—	—	—	(3,824)	(3,824)	—
Amortization of premium on Series B convertible redeemable preferred shares converted from the exercise of warrants	—	—	—	—	160	160	—
Accretion of Series C convertible redeemable preferred shares	—	—	—	—	(13,285)	(13,285)	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	—	(22,699)	(22,699)	—
Foreign currency translation adjustment	—	—	—	(4,156)	—	(4,156)	(4,156)
Net income	—	—	—	—	54,504	54,504	54,504

Balance at June 30, 2007	92,631,656	—	96,505	(12,640)	(127,028)	(43,163)	50,348

Balance at June 30, 2007 (US$)	92,631,656	—	12,678	(1,660)	(16,688)	(5,670)	6,614

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousand, except for number of shares and per share data)

1.	THE COMPANY AND BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of CGEN Digital Media Company Limited (the “Company”), its subsidiaries, CGEN Media Technology Co., Ltd. (“CGEN Hong Kong”) and CGEN Digital Technology (Shanghai) Co., Ltd. (“CGEN Shanghai”) and a variable interest entity (“VIE”) subsidiary, CGEN Digital Media Network Co., Ltd. (“CGEN Network”), collectively referred to as the “Group”, were prepared on a basis substantially consistent with the Group’s audited financial statements for the year ended December 31, 2006. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Group’s consolidated financial statements for the six months ended June 30, 2006 and 2007. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes as of and for years ended December 31, 2005 and 2006.

The Group is principally engaged in advertising services operations of out-of-home advertising network using flat-panel displays placed in public areas such as hypermarkets and supermarkets and to a lesser extent, provision of project management services in relation to indoor and outdoor promotion activities. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operation of its own and conducts its primary business operations through its VIE subsidiary in the People’s Republic of China (“PRC”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are consistent with those set out in the consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

(a) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE subsidiary for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

If an initial public offering is completed, all of the convertible redeemable preferred shares (Note 13) outstanding will automatically convert into 289,204,322 shares of ordinary shares, based on the shares of convertible redeemable preferred shares outstanding at June 30, 2007. Unaudited pro forma shareholders’ equity as of June 30, 2007, as adjusted for the assumed conversion of the convertible redeemable preferred shares, is set forth on the unaudited interim condensed consolidated balance sheet. Unaudited pro forma income per share for the six months ended June 30, 2007, as adjusted for the assumed conversion of the convertible redeemable preferred shares as of January 1, 2007, is set forth on the unaudited interim condensed statement of operations and Note 24.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

(b) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment and intangible asset, share-based compensation expenses, and valuation allowance for deferred tax assets. Actual results could materially differ from those estimates.

(c) Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.6120 on June 29, 2007 in the City of New York for cable transfers of Chinese Renminbi (“RMB”) as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d) Property and equipment

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Interest costs qualifying for capitalization for the six months ended June 30, 2006 and 2007 were insignificant.

(e) Revenue recognition

The Group’s VIE subsidiary is subject to business tax and other surcharges on the revenues earned for services provided in the PRC. The applicable rate of business tax is 5%. The VIE subsidiary is also subject to culture and education construction fees on the revenues earned for services provided in the PRC. The applicable rate of the culture and education construction fee is 4%. Business tax and other surcharges as well as culture and education construction fees on revenues earned from the provision of advertising services by the VIE subsidiary to its customers for the six months ended June 30, 2006 and 2007 were RMB5,139 and RMB14,571 (US$1,914), respectively. The Group has recognized revenues net of these business taxes and other surcharges and fees.

(f) Advertising expenses

Advertising costs are expensed when incurred. Advertising expenses of RMB188 and RMB225 (US$30) were recorded for the six months ended June 30, 2006 and 2007, respectively, as a component of selling expenses.

(g) Accounting for uncertain income tax positions

Effective January 1, 2007, the Group adopted FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group did not incur a cumulative effect upon adoption nor did it have any impact on the Group’s financial statement for the six months ended June 30, 2007. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. Additionally, in May 2007, the FASB published FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, (“FSP FIN 48-1”). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

(h) Leases

Certain lease agreements with hypermarkets and supermarkets provide for revenue sharing arrangements whereby the Group is required to share a percentage, generally ranging from 15% to 20%, of the revenues derived from advertisement broadcast in the respective hypermarkets or supermarkets. As the revenue sharing amounts are based on future services provided over the lease term, they are considered contingent lease payments. Accordingly, they are excluded from minimum lease payments in their entirety and accruable to income as incurred. The total rental expense for the six months ended June 30, 2006 was RMB32,868, which comprised of minimum rentals of RMB31,194 and contingent rental of RMB1,674. The total rental expense for the six months ended June 30, 2007 was RMB52,388 (US$6,882), which comprised of minimum rentals of RMB46,566 (US$6,117) and contingent rentals of RMB5,822 (US$765).

3.	ACCOUNTS RECEIVABLE

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Accounts receivable:
Billed	11,424	4,909	645
Unbilled	90,972	153,943	20,224

Total accounts receivable	102,396	158,852	20,869
Allowance for doubtful accounts	(10,126)	(1,986)	(261)

Accounts receivable, net	92,270	156,866	20,608

Movement in allowance for doubtful accounts
Balance at the beginning of period	—	10,126	1,330
Additions	10,126	1,660	218
Reversals		(9,800)	(1,287)

Balance at the end of the period	10,126	1,986	261

For the six months ended June 30, 2007, the Company made an additional bad debt provision amounting to RMB1,660 (US$218), of which, RMB1,654 (US$217) represents accounts receivable balances from one customer. The Company also recognized bad debt reversals of RMB9,800 (US$1,287), as the Company subsequently collected on doubtful accounts from three customers it had provided for at December 31, 2006.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Prepayments	20,254	18,001	2,365
Rental deposits	4,320	4,623	607
Other receivables	591	1,148	151

	25,165	23,772	3,123
Less: Prepayments, non-current portion	1,999	1,150	151

	23,166	22,622	2,972

Prepayments represent advances paid to third parties for managing projects related to the “other services” segment, prepaid rental payments deposits with retailers, and prepaid installation fees to contractors. All the advances are non-interest bearing. Prepayments of RMB1,999 and RMB1,150 (US$151) as of December 31, 2006 and June 30, 2007, respectively, were classified as non-current since the related project management services will be performed in July 2008 through 2011.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment and its related accumulated depreciation as of December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Flat-panel television screens	64,581	74,414	9,776
Computers and office equipment	1,372	1,445	190
Vehicles	473	473	62
Leasehold improvements	158	158	21
Construction in progress	3,728	5,132	674

	70,312	81,622	10,723
Less: Accumulated depreciation	(19,373)	(26,428)	(3,472)

	50,939	55,194	7,251

Depreciation expenses for the six months ended June 30, 2006 and 2007 were RMB4,586 and RMB7,055 (US$927), respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

Depreciation expenses have been reported in the following accounts:

	For the six months ended June 30
	2006	2007	2007
	RMB	RMB	US$
Cost of revenues	4,460	6,914	908
General and administrative expenses	126	141	19

	4,586	7,055	927

6.	INTANGIBLE ASSET, NET

Intangible asset, which consists of internally developed proprietary MediaOne software, and its related accumulated amortization as of December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Cost	4,498	4,498	591
Less: Accumulated amortization	(1,162)	(1,387)	(182)

Intangible assets, net	3,336	3,111	409

Amortization expenses included in cost of revenues for the six months ended June 30, 2006 and 2007 were RMB225 (US$30). The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	RMB	US$
From July 1 to December 31, 2007	225	30
2008	450	59
2009	450	59
2010	450	59
2011	450	59

	2,025	266

7.	DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to a proposed initial public offering of the Company’s ordinary shares in the United States have been deferred and will be charged against the gross proceeds from such offering.

8.	BORROWING

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Short-term borrowing	5,000	—	—

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

The short-term borrowing outstanding as of December 31, 2006 was obtained from a financial institution with an interest rate of 6.72% per annum. This borrowing was denominated in RMB and had term of one year. The short-term borrowing outstanding as of December 31, 2006 expired on February 12, 2007 and was settled in full on March 21, 2007.

9.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Accrued rental fee	7,532	5,953	782
Payroll payables	6,878	10,060	1,321
Contingent rental payable (Note 2(h))	5,184	5,822	765
Other payables	1,089	6,254	821
Professional fee accruals	—	14,696	1,931
Other accrued expenses	713	713	94

	21,396	43,498	5,714

10.	ADVANCES FROM CUSTOMERS

Advances from customers consist of the following:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Advance from an advertising agent	16,220	16,220	2,131
Others	3,058	3,180	418

	19,278	19,400	2,549

Advance from an advertising agent represents deposits received from an advertising agent in connection with a sales agency agreement signed between CGEN Network and the advertising agent on December 14, 2004. The agreement requires CGEN Network to provide services exclusively to the customers and other advertising agents referred by the advertising agent between December 15, 2005 and December 14, 2009. The sales agency agreement was terminated on July 26, 2005 due to the failure of the advertising agent to fulfill its obligation under the sales agency agreement. As a result, the advertising agent and CGEN Network entered into a revised agreement on September 16, 2005 that obligates the advertising agent to continue referring customers for CGEN Network. CGEN Network will earn the RMB16,220 (US$2,131) advances by providing advertising services to customers referred by the advertising agent for a period of two years. The letter agreement expired on September 16, 2007, two years from the date of signing. The remaining advances balance upon expiration of the letter agreement is considered to be forfeited by the advertising agent.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

11.	BUSINESS AND OTHER TAXES PAYABLE

Business and other taxes payable consist of the following:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Business tax	8,358	16,239	2,133
Culture and education construction fee	5,526	10,885	1,430
Individual income tax withholding	1,036	925	122
Stamp duty	305	305	40
Other surcharges	746	1,861	244

	15,971	30,215	3,969

12.	ASSET RETIREMENT OBLIGATION

The Group’s asset retirement obligation includes the costs associated with the restoration of the rental locations at hypermarkets and supermarkets to their original condition. The following table reflects information related to the asset retirement obligations:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Balance at the beginning of period	244	666	88
Additions to asset retirement obligations	398	270	35
Accretion expense	24	15	2

Balance at the end of period	666	951	125

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

A net accretion charge of RMB21,862 and RMB40,678 (US$5,344) was recorded as a reduction of (loss) income available to ordinary shareholders for the six months ended June 30, 2006 and 2007, respectively.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

The carrying values of the preferred shares are as follows:

	Accumulating	Series A	Series B	Series C
	RMB	RMB	RMB	RMB
Balance—January 1, 2006	15,525	36,603	—	—
Issuance of preferred shares	—	—	113,647	—
Issuance costs	—	—	(3,976)	—
Accretion	216	5,706	15,940	—
Cumulative dividend	54	—	—	—
Consideration paid for redemption by the Company	(15,090)	—	—	—
Deemed contribution on redemption	(705)	—	—	—

Balance—June 30, 2006	—	42,309	125,611	—

Balance—January 1, 2007	—	47,298	146,857	137,536
Accretion	—	1,030	3,824	35,984
Amortization of premium	—	—	(160)	—

Balance—June 30, 2007	—	48,328	150,521	173,520

Balance—June 30, 2007 (US$)	—	6,349	19,774	22,796

14.	SHARE-BASED COMPENSATION EXPENSE

On April 26, 2006, the Company authorized a share option scheme (the “2006 Scheme”) that provides for the issuance of options to purchase up to 23,296,518 ordinary shares. Under the 2006 Scheme, the directors may, at their discretion, grant any officers (including directors), employees of the Group, and consultants (collectively, the “grantees”) options to subscribe for ordinary shares. These awards vest over a three year period, with 35%, 35% and 30% of the options to vest on each of the first, second and third anniversaries of the award date as stipulated in the share option agreement. In accordance with the 2006 Scheme, a performance condition of an initial public offering is attached with the ability of exercise of 40%, 50% and 10% of the options vested for the three years following the initial public offering date.

Under the terms of the Scheme, options are generally granted at prices equal to the fair market value and expire eight years from the date of grant. In accordance with the 2006 Scheme, the Company granted 2,990,000, 2,776,518 and 500,000 share options at an exercise price of US$0.1134 per share to its officers (including directors) and employees of the Group on January 31, 2007, March 15, 2007 and May 15, 2007, respectively. On January 31, 2007, March 15, 2007 and March 31, 2007, the Company granted 10,000, 400,000 and 10,000 share options at an exercise price of US$0.1134 per share to non-employee consultants for provision of legal advisory services, respectively.

On March 15, 2007, the Company authorized a new share option scheme (“2007 Scheme”) that provides for the issuance of options to purchase up to 9,723,180 ordinary shares. Under the 2007 Scheme, the directors may, at their discretion, grant any officers (including directors) and employees of the Group options to subscribe for ordinary shares. The terms of the 2007 Scheme is substantially the same as the 2006 share option scheme, except for the exercise price. In accordance with 2007 share option scheme, the Company granted 2,773,180 and 2,500,000 options on March 31, 2007 and May 15, 2007, respectively, at an exercise price of US$0.3000 per share to its officers (including directors and employees of the Group).

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

Share-based compensation expense will not be recorded before the performance condition of an initial public offering is met. Accordingly, no compensation expense was recognized for the six months ended June 30, 2007. No option was exercised for the six months ended June 30, 2007.

The fair value of share options granted for the six months ended June 30, 2007 was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectation to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on a generally accepted valuation methodology, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on two assumptions: where conversion into ordinary shares would result in a higher economic value, preferred shares were treated as if they had converted into ordinary shares; and preferred shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation preference. The fair values of share options granted to directors and employees, respectively, for the six months ended June 30, 2007 were estimated using the following assumptions:

	January 31, 2007	March 15, 2007	March 31, 2007	May 15, 2007
Average risk-free rate of return	4.81%	4.48%	4.48%	4.66%
Suboptimal exercise factor	1.2 - 2.0	1.2 - 2.0	1.2 - 2.0	2.0
Volatility rate	31.96%	31.96%	31.96%	31.00%
Expected dividend yield	0%	0%	0%	0%
Fair value of ordinary share	US$0.1829	US$0.1875	US$0.1875	US$0.1844
Estimated forfeiture rate
Senior management	0%	0%	0%	0%
Management	27%	25%	25%	25%
Employees	37 per annum %	35 per annum %	35 per annum %	34 per annum %
Weighted average expected share option life	3.9 years	5.5 years	5.5 years	6.9 years
Weighted average fair value of share option	US$0.0863	US$0.0726	US$0.0726	US$0.0573

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

The following table summarizes the Company’s share option activity as of and for the six months ended June 30, 2007.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2007
Granted
May 8, 2006	12,810,000	0.1134	6.9	913
June 30, 2006	3,120,000	0.1134	7.0	222
September 1, 2006	570,000	0.1134	7.2	41
January 31, 2007	3,000,000	0.1134	7.6	214
March 15, 2007	3,176,518	0.1134	7.7	226
March 31, 2007	2,783,180	0.2993	7.8	1
May 15, 2007	3,000,000	0.2689	7.9	37

Exercised	—	—
Forfeited/cancelled	—	—

Outstanding at June 30, 2007	28,459,698	0.1480	7.2	1,654

Vested and expected to vest at June 30, 2007	25,230,852	0.1491	7.3	1,455

Exercisable at June 30, 2007	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at June 30, 2007, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of June 30, 2007, the Company has options outstanding to purchase an aggregate of 28,459,698 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB12,743 (US$1,654).

As of June 30, 2007, there was RMB9,475 (US$1,230) of unrecognized share-based compensation cost related to share options, which will be recognized over a three year period following the initial public offering date. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

15.	INCOME TAX EXPENSES

Cayman Islands

Under the laws of Cayman, no withholding tax on dividends or other distributions, nor any tax computed on profits or income or on any capital assets, gain or appreciation will be payable by an exempted company or its operations. Accordingly, the Company is not subject to tax.

Hong Kong

Hong Kong profits tax is subject to corporate income tax of 17.5% on the estimated assessable profits arising in Hong Kong. No provision for income tax has been made as CGEN Hong Kong had no taxable income for the six months ended June 30, 2006 and 2007.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

China

The Group’s subsidiary and VIE subsidiary that are both incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to EIT at a statutory rate of 33%.

CGEN Shanghai, being a Foreign Invested Enterprise and located in the Zhangjiang High-Tech Zone, Pudong New District of Shanghai, is subject to a preferential income tax rate of 18% on its taxable income.

CGEN Network is subject to corporate income tax of 33% on its taxable income applicable to PRC domestic invested enterprises.

(Loss) income before income taxes consists of:

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Cayman Islands	(114)	(208)	(27)
Hong Kong	(1,441)	227	29
PRC	(10,462)	61,694	8,105

	(12,017)	61,713	8,107

The Group recognized a deferred tax asset in the amount of RMB74,804 (US$9,827) at June 30, 2007, related to deductible temporary differences and net operating loss carryforwards of CGEN Network and CGEN Shanghai. The Group did not recognize a valuation allowance against its deferred tax assets as of June 30, 2007 as it believes there exists sufficient objective positive evidence that it is more likely than not the benefits from such assets will be realized through future earnings.

As of June 30, 2007, the Group has recorded unrecognized tax benefits of RMB82,013 (US$10,774) related to CGEN Network’s unbilled receivables and CGEN Shanghai’s unbilled technical and consulting service fees to CGEN Network. The unrecognized tax benefits, when ultimately settled, will not impact the effective tax rate. It is expected that due to various reasons, the amount of unrecognized tax benefits will change in the next twelve months; these factors include the timing of CGEN Network’s invoicing of outstanding unbilled receivables as of June 30, 2007, timing of invoicing by CGEN Shanghai to CGEN Network for technical and consulting services provided through June 30, 2007, and amounts of similar positions originating in future periods. The unrecognized tax benefits as of June 30, 2007 are expected to settle in full by the end of 2007 at which time the Company expects to utilize part of the net operating loss carry forwards in lieu of making any cash payment. The Group anticipates new unrecognized tax benefits, related to tax positions similar to those giving rise to its existing unrecognized tax benefits, to originate after June 30, 2007; however a reasonable estimate of the range of possible increases related to similar tax positions originating after June 30, 2007 cannot be made at this time.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in income tax expense. The Group has not accrued for interest and penalties related to unrecognized tax benefits as of June 30, 2007, as the likelihood of potential liabilities for interest and penalties are assessed as remote.

The PRC income tax returns for fiscal year 2004 through fiscal year 2007 remain open to potential examination.

Income tax expense (benefit) consists of:

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Current income tax expense	—	82,013	10,774
Deferred income tax benefit	—	(74,804)	(9,827)

Income tax expense	—	7,209	947

The reconciliation of income tax computed at the statutory income tax rate of 33% to effective income tax provision recorded is as follows:

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Income tax expense (benefit) computed at the statutory tax rate at 33%	(3,966)	20,365	2,675
Impact of tax rate differences	448	(541)	(71)
Non-deductible expenses	932	1,153	151
Effect of tax rate change in PRC	(189)	940	123
Changes in valuation allowance	2,775	(14,708)	(1,931)

Income tax provision	—	7,209	947

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carryforwards	31,973	43,473	5,711
Accrued expenses	10,542	15,279	2,007
Inter-company technical support fee	8,511	14,891	1,956
Unbilled costs of revenues	7,680	—	—
Bad debt provision	3,341	510	67
Depreciation expenses	451	651	86
Others	94	—	—

Total deferred tax assets	62,592	74,804	9,827

Deferred tax liabilities
Unbilled revenues	(43,365)	—	—
Inter-company technical support income	(4,519)	—	—

Total deferred tax liabilities	(47,884)	—	—

Net deferred tax assets	14,708	74,804	9,827
Valuation allowance	(14,708)	—	—

Net deferred tax assets	—	74,804	9,827

As of June 30, 2007, the Group had net operating loss carry forward of approximately RMB150,208 (US$19,733) for income tax purposes that expire in years 2008 to 2012.

The Company intends to permanently re-invest all undistributed earnings of CGEN Network to finance its future operations.

During the Fifth Session of the Tenth National People’s Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign invested enterprises at 25% and a withholding tax on dividend distributions up to a rate of 20%. The Group has measured deferred tax assets and liabilities anticipated to reverse in 2008 and later years at the newly enacted tax rates under the New Corporate Income Tax Law. The impact of differences between current tax rates and tax rates applicable to future reversing temporary differences is included in the reconciliation of total tax expense for the period. As of the date of release for these financial statements, detailed implementation and administrative rules and regulations have not yet been announced. As such, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

16.	STATUTORY RESERVES

As a result of the PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiary and VIE subsidiary are restricted in their ability to transfer a portion of their net assets. No profit appropriation was made for the six months ended June 30, 2006 and 2007 as both CGEN Shanghai and CGEN Network had accumulated deficits.

17.	BASIC AND DILUTED (LOSS) INCOME PER SHARE

In accordance with SFAS No. 128, Computation of Earnings Per Share, and Emerging Issues Task Force (“EITF”) Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, basic (loss) income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A, Series B and Series C convertible redeemable preferred shares are participating securities. For the six months ended June 30, 2006, the computation of basic loss per share using the two-class method is not applicable as the participating preferred shares do not have contractual rights and obligations to share in the losses of the Company. For the six months ended June 30, 2007, the computation of basic income per share using the two-class method reflects the participating preferred shares, with the undistributed earnings for the period allocated based on the contractual participation rights of the ordinary shares and participating preferred shares as if the earnings for the period had been distributed.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

Basic and diluted (loss) income per share for the six months ended June 30, 2006 and 2007 have been calculated as follows:

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
Numerator for basic (loss) income per share:
(Loss) income attributable to ordinary shareholders	(33,228)	3,354	441
Cumulative dividend on 8% accumulating convertible redeemable preferred shares	—	—	—
Accretion of 8% accumulating convertible redeemable preferred shares	—	—	—
Redemption of 8% accumulating convertible redeemable preferred shares	—	—	—
Accretion of Series A convertible redeemable preferred shares	—	—	—
Accretion of Series B convertible redeemable preferred shares	—	—	—
Amortization of premium on Series B convertible redeemable preferred shares	—	—	—
Accretion of Series C convertible redeemable preferred shares	—	—	—
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—

Numerator for diluted (loss) income per share	(33,228)	3,354	441

Denominator:
Weighted average number of shares outstanding—basic	100,000,000	92,631,656	92,631,656
Dilutive effect of convertible securities:
Share options	—	3,957,180	3,957,180
Convertible redeemable preferred shares	—	—	—

Weighted average number of shares outstanding—diluted	100,000,000	96,588,836	96,588,836

For the six months ended June 30, 2006, the potential dilutive effect in relation to the above convertible securities was excluded as they have an anti-dilutive effect. For the six months ended June 30, 2007, the potential dilutive effect in relation to the Series A, Series B and Series C convertible redeemable preferred shares was excluded as they have an anti-dilutive effect.

	For the six months ended June 30,
	2006	2007	2007
	RMB	RMB	US$
(Loss) income per share—basic	(0.33)	0.04	0.005

(Loss) income per share—diluted	(0.33)	0.03	0.005

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS

As of and for the six months ended June 30, 2006 and 2007 the principal related parties with which the Group had transactions during the periods are as follows:

Name of related party	Relationship with the Group
Shanghai CGEN Information Systems Co., Ltd. (“CGEN Info”)	Company controlled by a significant shareholder of the Company

CGEN Technology Co., Ltd. (“CGEN Technology”)	Company controlled by a significant shareholder of the Company

Totnes International Limited	Shareholder of the Company

S.I. Technology Venture Capital Limited	Shareholder of the Company

Sumitomo Corporation Equity Asia Limited	Shareholder of the Company

JAFCO Asia Technology Fund III	Shareholder of the Company

TDF Capital China II, LP	Shareholder of the Company

TDF Capital Advisor, LP	Shareholder of the Company

Huitung Investments (BVI) Limited	Shareholder of the Company

Redpoint Ventures II, LP	Shareholder of the Company

Redpoint Associates II, LLC	Shareholder of the Company

Investlink Consulting (China) Limited	Shareholder of the Company

CPI Ballpark Investments Ltd.	Shareholder of the Company

As of and for the years ended December 31, 2006 and the six months ended June 30, 2007, significant related party balances and transactions were as follows:

	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
Amounts due to related parties:
Balance at the beginning of period	977	34	4
Repayment of advances from CGEN Technology	(943)	—	—
Foreign exchange gain effect	—	(8)	(1)

Balance at the end of period	34	26	3

All balances with the related parties as of December 31, 2006 and June 30, 2007 were unsecured, interest-free and have no fixed terms of repayment.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

19.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company’s subsidiary and VIE subsidiary in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on 38% to 43% of the employees’ salaries. The Company’s subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,166 and RMB2,047 (US$269) for the six months ended June 30, 2006 and 2007, respectively.

20.	SEGMENT REPORTING

The Company is engaged in providing advertising services, mainly operation of out-of-home advertising network using flat-panel television screens placed in public areas such as hypermarkets and supermarkets and to a lesser extent, provision of project management services in relation to indoor and outdoor promotion activities. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”), the Group’s chief operating decision maker evaluates segment performance based on revenues and cost of revenues by segment. The Group has determined that it has two operating and reportable segments which are advertising revenues and other services revenues.

	Advertising revenues		Other services revenues		Consolidated
	RMB	US$	RMB	US$	RMB	US$
Six months ended June 30, 2006:
Revenues	42,163		6,273		48,436
Cost of revenues	(39,563)		(4,549)		(44,112)

Gross profit	2,600		1,724		4,324
Unallocated operating expenses					(16,243)
Unallocated non-operating expenses					(98)

Loss before income tax					(12,017)

Six months ended June 30, 2007:
Revenues	133,448	17,531	8,515	1,119	141,963	18,650
Cost of revenues	(61,893)	(8,131)	(7,853)	(1,032)	(69,746)	(9,163)

Gross profit	71,555	9,400	662	87	72,217	9,487
Unallocated operating expenses					(13,716)	(1,802)
Unallocated non-operating expenses					3,212	422

Profit before income tax					61,713	8,107

All of the Group’s sales made to customers located in the PRC and all of the Group’s long-lived assets are located in the PRC. The Group does not allocate such assets to individual segments.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

21.	COMMITMENT AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to advertising space in hypermarkets and supermarkets and office buildings. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. Total rental expense under all operating leases was RMB31,835 and RMB47,351 (US$6,221) for the six months ended June 30, 2006 and 2007, respectively.

Future minimum lease payments for non-cancelable operating leases as of June 30, 2007 are as follows:

	RMB	US$
From July 1 to December 31, 2007	164,774	21,647
2008	238,523	31,335
2009	113,461	14,905
2010	28,253	3,712
2011	20,129	2,644
Thereafter	35	5

Total	565,175	74,248

Litigation

On March 16, 2006, CGEN Network commenced a legal action against Focus Media Holding Limited (“Focus Media”) for their improper soliciting of contracts with Hymall Superstores and is seeking for a total compensation of RMB13,570. CGEN Network has been advised by its legal counsel that it is possible, but not probable, that the legal action against Focus Media will succeed.

As of December 31, 2006, the litigation is still in progress and the Court has not adjudicated on the compensation. CGEN Network has not recognized any income pertaining to this legal suit.

On July 31, 2007, the Shanghai No. 1 Intermediate People’s Court denied CGEN Network’s legal action against Focus Media for compensation. CGEN Network intends to appeal the decision.

22.	CONCENTRATION OF RISKS

Concentration of credit risk

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC. As a percentage of total accounts receivable, the top five customers accounted for 57.7% and 34.5% as of December 31, 2006 and June 30, 2007, respectively.

Due to the Group’s dependence on a limited number of customers, any negative events or deterioration in financial strength with respect to the Group’s customers may cause material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. During the six months ended June 30, 2006, the other services revenues from 4 customers was RMB22,740, which

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

accounted for 10% or more of consolidated net revenues. During the six months ended June 30, 2007, the advertising revenues from Shanghai Yinghua Advertising Co., Ltd was RMB18,090 (US$2,377), which accounted for 10% or more of consolidated net revenues.

Concentration of retailers

The Group enters into lease agreements to install its network of flat panel screens in leading retailer chains of hypermarkets and supermarkets, whose relationship the Group views as critical to the success of its business. A significant portion of the Group’s lease payments are made to the Group’s five largest retailer lessors who collectively accounted for 84.1% and 83.4% of total rental expenses for the six months ended June 30, 2006 and 2007, respectively.

23.	SUBSEQUENT EVENTS

Retailer relationship with Wal-Mart (China) Investments Co., Ltd. (“Wal-Mart”)

On September 10, 2007, CGEN Network entered into an agreement with Wal-Mart, an international retail chain operating in China, to install flat-panel television screens and servers at Wal-Mart stores that will enable CGEN Network to generate revenues from the sale of advertising time on its network. The Group has entered into an agreement to form a strategic alliance with Thomson S.A. (“Thomson”), a leading integrated solutions provider to entertainment and media industries, and CGEN Network will transfer the agreement with Wal-Mart to the joint venture with Thomson upon its formation.

Credit facility with Medley Opportunity Fund Limited

In September 2007, CGEN Hong Kong obtained a US$30,000 senior secured term loan (the “Loan”) with a maturity term of two years from Medley Opportunity Fund Limited (Cayman) (“Medley”). The Loan is guaranteed by the Company and is secured by a floating charge over all of the Company’s and CGEN Hong Kong’s assets, a fixed charge over the Company’s and CGEN Hong Kong’s bank accounts, and a pledge of shares in CGEN Hong Kong. The net proceeds of the Loan are to be used for the payment of rent in advance to secure critical retailer contracts and for the payment of daily operating expenses. The Loan bears interest at a rate per annum equal to London Inter-Bank Offered Rate (“LIBOR”) plus 5% to be payable monthly. In the event that a prepayment occurs prior to the maturity date, CGEN Hong Kong must pay the principal amount of Loan, accrued interest plus a make-whole amount that will give Medley 15% annualized internal rate of return on the aggregate principal amount of the Loan for at least one year. As consideration for the Loan, the Company issued to Medley a warrant (the “Warrant”) to purchase up to 3% of the Company’s fully diluted ordinary sharers on an as converted basis immediately after the Company’s qualified public stock offering (the “IPO”) at an exercise price of the lower of US$0.70 per share or 75% of the IPO offering price per share. The Warrant is exercisable in whole or in part upon the closing of the IPO and has an expiration term of five years. Medley can elect to either cash or cashless exercise the Warrant.

CGEN DIGITAL MEDIA COMPANY LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousand, except for number of shares and per share data)

24.	PRO FORMA INCOME PER SHARE

In 2006, the Company issued convertible redeemable preferred shares (Note 13) that will convert automatically into ordinary shares upon the completion of an IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2007, based on existing terms of the various series of preferred shares as of June 30, 2007, the pro forma basic and diluted income per share for the six months ended June 30, 2007 is calculated as follows:

	June 30, 2007	June 30, 2007
	RMB	US$
Numerator:
Income attributable to ordinary shareholders	3,354	441
Accretion of Series A convertible redeemable preferred shares	1,030	135
Accretion of Series B convertible redeemable preferred shares	3,824	502
Amortization of premium on Series B convertible redeemable preferred shares	(160)	(21)
Accretion of Series C convertible redeemable preferred shares	13,285	1,745
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	22,699	2,982
Allocation of net income to participating preferred shareholders	10,472	1,376
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—

Numerator for pro forma basic and diluted loss per share	54,504	7,160

Denominator:
Number of shares outstanding, opening	92,631,656	92,631,656
Conversion of convertible redeemable preferred shares to ordinary shares	289,204,322	289,204,322
Denominator for pro forma basic income per share	381,835,978	381,835,978

Dilutive effect of convertible securities:
Share options	3,957,180	3,957,180
Denominator for pro forma diluted income per share	385,793,158	385,793,158

Pro forma basic income per share	0.14	0.02
Pro forma diluted income per share	0.14	0.02

The nonrecurring charge of RMB47,189 (US$6,199) related to the beneficial conversion feature on Series C convertible redeemable preferred shares, upon an assumed conversion on January 1, 2007, was excluded from the pro forma income per share calculation.

CGEN
玺诚传媒

Our Business Model Targets...

Retailers	Advertisers	Consumers
Largest Market Share of Premier Hypermarkets	Top Client Base of Well-Known Brands	Highly Effective and Well-Received

... Built Upon Our ...

Technology-Enabled, Flexible and Scalable Distribution Network

Seasoned Management Team with Relevant and Complementary Experience

9,166,667 American Depositary Shares

CGEN Digital Media Company Limited

Representing 183,333,340 Ordinary Shares

PROSPECTUS

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Jefferies & Company

Needham & Company, LLC

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. We intend to adopt a post-offering articles of association that will provide for indemnification of officers and directors for costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or willful misconduct.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. All share and per share information is presented to reflect a 1,000,000-for-1 share split that became effective on September 7, 2005.

Ordinary Shares.    In February 2005, we issued 800,000,000,000 and 200,000,000,000 ordinary shares, par value of $0.000001, to New Media Technology Limited and Yising Chan, respectively, in connection with our incorporation.

In August 2005, Yising Chan transferred 100,000,000,000 of our ordinary shares to New Media Technology Limited for a consideration of $100,000.

In September 2005, in connection with our series A private placement, we reduced our share capital by repurchasing 899,910,000,000 and 99,990,000,000 ordinary shares from New Media Technology and Yising Chan, respectively.

In September 2005, New Media Technology Limited and Yising Chan transferred 2,621,105 and 291,234 ordinary shares, respectively, to Totnes International Limited as consideration for consulting services provided by Totnes International Limited.

In January 2006, New Media Technology Limited transferred 87,378,895 ordinary shares to Yising Chan at an aggregate price of $10 million in the form of a promissory note.

In December 2006, we repurchased 7,368,344 of our ordinary shares from Yising Chan for a consideration of $1.5 million. Such shares were cancelled upon our repurchase.

Preferred Shares.    In September 2005, we sold an aggregate of 48,538,977 of our series A convertible preferred shares in a private placement at a price of $0.10301 per share. The investors in our series A preferred share private placement consisted of New Media Technology Limited, which purchased 4,368,508 shares, Yising Chan, who purchased 485,390 shares, S. I. Technology Venture Capital Limited, which purchased 33,977,284 shares, and Sumitomo Corporation Equity Asia Limited, which purchased 9,707,795 shares.

In September 2005, we issued 16,493,544 of our 8% accumulating convertible redeemable preferred shares to Top Result Promotion Limited as refund of sales deposit amounted to RMB13,780,000.

In November 2005, Top Result Promotion Limited transferred 5,497,848 and 5,497,848 of our 8% accumulating convertible redeemable preferred shares to Warburg Pincus Ventures LP and SMI Investors (Pape II) Limited, respectively.

In January 2006, we repurchased 5,497,848, 5,497,898 and 5,497,848 of our 8% accumulating convertible redeemable preferred shares from Top Result Promotion Limited, Warburg Pincus Ventures LP and SMI Investors (Pape II), respectively, for an aggregate consideration of $1.9 million. Such shares were automatically cancelled upon our repurchase.

In January 2006, New Media Technology Limited transferred 4,368,508 of our series A convertible preferred shares to Yising Chan.

In February 2006, we cancelled 4,853,898 of our series A convertible preferred shares subscribed and not paid for by Yising Chan.

In January 2006, we sold an aggregate of 88,181,951 of our series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our series B preferred share private placement consisted of Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, JAFCO Asia Technology Fund III, which purchased 35,272,780 shares, TDF Capital China II, LP, which purchased 29,592,099 shares, TDF Capital Advisors, LP, which purchased 1,271,584 shares, and Huitung Investments (BVI) Limited, which purchased 17,636,390 shares.

In January 2006, we issued 2,513,186 of our series B convertible preferred shares to Investlink Consulting (China) Ltd. as consideration for the consulting services provided by Invetlink Consulting (China) Ltd.

In February 2006, we sold an additional 33,529,746 of our series B convertible preferred shares in a private placement at a price of $0.113402 per share. The investors in our additional series B preferred share private placement included Sumitomo Corporation Equity Asia Limited, which purchased 4,409,098 shares, Redpoint Ventures II, L.P., which purchased 28,462,521 shares, and Redpoint Associates II, LLC, which purchased 658,127 shares.

In December 2006, we issued an additional 3,527,278 of our series B convertible preferred shares at a price of $0.113402 per shares upon exercise of certain warrants to purchase our series B convertible preferred shares that were granted by us to certain investors. The investors which exercised such warrants consisted of JAFCO Asia Technology Fund III, which purchased 946,716 shares, TDF Capital China II, LP, which purchased 794,247 shares, TDF Capital Advisors, LP, which purchased 34,129 shares, Sumitomo Corporation Equity Asia Limited, which purchased 497,235 shares, Huitung Investments (BVI) Limited, which purchased 473,358 shares, Redpoint Ventures II, LP, which purchased 763,929 shares, and Redpoint Associates II, LLC, which purchased 17,664 shares.

In December 2006, we issued an aggregate of 19,648,918 of our series C convertible preferred shares to certain investors upon their conversion at a conversion price of $0.203574 per shares of our convertible promissory notes, which we issued to them as consideration for a $4 million bridge loan. The investors which converted of our convertible promissory notes consisted of Redpoint Ventures II, L.P., which was issued 4,255,516 shares, Redpoint Associates II, LLC, which was issued 98,399 shares, TDF Capital Advisors, LP, which was issued 190,118 shares, TDF Capital China II, LP, which was issued 4,424,402 shares, JAFCO Asia Technology Fund III, which was issued 5,273,738 shares, Sumitomo Corporation Equity Asia Limited, which was issued 2,769,876 shares and Huitung Investments (BVI) Limited, which was issued 2,636,869 shares.

In December 2006, we sold an aggregate of 98,118,164 of our series C convertible preferred shares in a private placement at a price of $0.203574 per share. The investors in our series C preferred share private placement consisted of CPI Ballpark Investments Ltd., which purchased 73,683,439 shares, Redpoint Ventures II L.P., which purchased 12,068,608 shares, Redpoint Associates II, LLC, which purchased 279,057 shares, TDF Capital China II, LP, which purchased 11,589,072 shares, TDF Capital Advisors, LP, which purchased 497,988 shares.

Options.    We granted certain of our directors, officers, employees and consultants options to purchase our ordinary shares in such aggregate number and on such dates as indicated below:

•	13,210,000 shares on May 8, 2006;

•	3,120,000 shares on June 30, 2006;

•	570,000 shares on September 1, 2006;

•	3,000,000 shares on January 31, 2007;

•	3,176,518 shares on March 15, 2007;

•	10,000 shares on March 31, 2007; and

•	500,000 shares on May 15, 2007.

These options were granted under our 2006 employee stock option plan with an exercise price of $0.1134 per share.

We granted to certain of our directors and officers options to purchase an aggregate of 2,773,180 and 2,500,000 of our ordinary shares at an exercise price of $0.30 per share on March 31, 2007 and May 15, 2007, respectively, pursuant to our 2007 employee stock option plan.

Warrants.    In November 2006, we issued warrants to purchase up to 3,527,278 of our series B convertible preferred shares at an exercise price of $0.11. In December 2006, 3,527,278 of our series B convertible preferred shares were issued upon exercise of the warrants, including 763,929 shares to Redpoint Ventures II, L.P., 17,664 shares to Redpoint Associates II, LLC, 794,247 shares to TDF Capital China II, LP, 34,129 shares to TDF Capital Advisors, LP, 946,716 shares to JAFCO Asia Technology Fund III, 497,235 shares to Sumitomo Corporation Equity Asia Limited, and 473,358 shares to Huitung Investments (BVI) Limited.

In September 2007, as consideration for a $30 million loan extended to CGEN Hong Kong, we issued to Medley Opportunity Fund Ltd. a warrant to purchase up to 3% of our fully diluted ordinary shares on an as converted basis immediately after this offering at an exercise price of the lower of $0.70 per ordinary share and 75% of the offering price per ordinary share represented by the price per ADS in this offering. The warrant is exercisable upon the closing of this offering.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on November 23, 2007.

CGEN DIGITAL MEDIA COMPANY LIMITED

By:	/s/ YISING CHAN
Name:	Yising Chan
Title:	Chairman and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ YISING CHAN Name: Yising Chan	Chairman and Chief Financial Officer (principal financial and accounting officer)	November 23, 2007

/s/ * Name: Guanyong Tian	Chief Executive Officer (principal executive officer)	November 23, 2007

/s/ * Name: Lijun Mei	Director	November 23, 2007

/s/ * Name: Yinlong Goh	Director	November 23, 2007

/s/ * Name: Wenda Yuan	Director	November 23, 2007

/s/ * Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized U.S. Representative	November 23, 2007

*By	/s/ YISING CHAN Name: Yising Chan

CGEN DIGITAL MEDIA NETWORK CO., LTD

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2†	Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the closing of this offering.

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2†	Registrant’s Specimen Certificate for Ordinary Shares.

4.3	Form of Deposit Agreement, among the Registrant, the depositary and owners of the American Depositary Shares.

4.4†	Share Purchase Agreement, dated September 1, 2005, in respect of the sale of series A preferred shares of the Registrant.

4.5†	Share Purchase Agreement, dated January 16, 2006, in respect of the sale of series B preferred shares of the Registrant.

4.6†	Share Purchase Agreement, dated as of February 10, 2006, with respect to purchase of Registrant’s additional series B preferred shares.

4.7†	Share Restriction Agreement among Registrant and the management shareholders, dated as of February 10, 2006.

4.8†	Share Repurchase Agreement between Registrant and Yising Chan, dated February 10, 2006.

4.9†	Warrant to Purchase series B Redeemable Convertible Preferred Shares, dated as of November 1, 2006.

4.10†	Bridge Loan Convertible Promissory Notes issued by Registrant to Investors, dated as of November 1, 2006.

4.11†	Share Purchase Agreement, dated as of December 5, 2006, with respect to purchase of series C preferred shares of Registrant.

4.12†	Shareholders Agreement, dated as of December 7, 2006.

4.13†	Registration Rights Agreement, dated as of December 7, 2006.

4.14†	Tax Indemnity Agreement among Registrant and the Investors, dated December 7, 2006.

4.15†	Credit Agreement, dated as of September 7, 2007, between CGEN Hong Kong, Registrant and Medley Opportunity Fund Ltd.

4.16†	Warrant Purchase Agreement, dated as of September 11, 2007, between Registrant and Medley Opportunity Fund Ltd.

4.17†	Warrant issued by Registrant to Medley Opportunity Fund Ltd, dated as of September 6, 2007.

4.18†	Guarantee by Registrant in favor of Medley Opportunity Fund Ltd., dated as of September 14, 2007.

4.19†	Debenture, dated as of September 14, 2007, by Registrant in favor of Medley Opportunity Fund Ltd.

4.20†	Debenture, dated as of September 14, 2007, by CGEN Hong Kong in favor of Medley Opportunity Fund Ltd.

Exhibit Number	Description of Document
4.21†	Charge Over Bank Account, dated as of September 14, 2007, by Registrant in favor of Medley Opportunity Fund Ltd.

4.22†	Charge Over Bank Account, dated as of September 14, 2007, by CGEN Hong Kong in favor of Medley Opportunity Fund Ltd.

4.23†	Share Mortgage Agreement, dated as of September 14, 2007, by Registrant in favor of Medley Opportunity Fund Ltd.

4.24†	Subordination Deed, dated as of September 14, 2007, between Registrant, CGEN Hong Kong and Medley Opportunity Fund Ltd.

5.1†	Form of Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.

8.1†	Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1†	English Translation of 2006 Employee Share Incentive Plan.

10.2†	English Translation of 2007 Employee Share Incentive Plan.

10.3†	Form of Indemnification Agreement with the Registrant’s directors.

10.4†	Form of Employment Agreement with the Registrant’ executive officers.

10.5†	English Translation of Exclusive Technology Consulting and Service Agreement between CGEN Shanghai and CGEN Network, dated as of January 16, 2006

10.6†	English Translation of Call Option Agreement among CGEN Network, its shareholders and CGEN Shanghai, dated as of January 16, 2006.

10.7†	English Translation of Supplementary Agreement to Call Option Agreement among CGEN Network, its shareholders and CGEN Shanghai, dated as of July 25, 2007.

10.8†	English Translation of Equity Pledge Agreement among CGEN Network, its shareholders and CGEN Shanghai, dated as of January 16, 2006.

10.9†	English Translation of Power of Attorney by the Shareholders of Shanghai CGEN Digital Media Network Co., Ltd. in favor of the Registrant.

10.10†	English Translation of Strategic Cooperation Contract between CGEN Network and Shanghai SMG Broadband Ltd.

10.11	Amended and Restated Video Information System Cooperation Contract between Carrefour commercial companies CGEN Network, dated September 17, 2007.

10.12†	English translation of In-Store Network Operating Agreement between Shanghai CGEN Digital Media Network Company Limited and Wal-Mart (China) Investment Company Ltd., dated September 10, 2007.

21.1†	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young Hua Ming, an Independent Registered Public Accounting Firm.

23.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.3†	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.4†	Consent of Grandall Legal Group (Shanghai).

23.5†	Consent of Censere Group.

23.6†	Consent of Ted Lee.

23.7†	Consent of CTR Market Research.

23.8†	Consent of Sinomonitor.

Exhibit Number	Description of Document
24.1†	Powers of Attorney (included on signature page).

99.1†	Code of Business Conduct and Ethics of the Registrant.

99.2†	Form of Opinion of Grandall Legal Group (Shanghai).

*	To be filed by amendment.
†	Previously filed.
Confidential treatment has been requested with respect to portions of this exhibit.